As filed with the Securities and Exchange Commission on April 28, 2006 Registration No. 333-________
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 _____________________
FORM S-4 REGISTRATION STATEMENT Under THE SECURITIES ACT OF 1933 _____________________
STERLING BANKS, INC. (Exact name of Registrant as specified in its charter) _____________________
New Jersey (State or Other Jurisdiction of Incorporation or Organization)	6022 (Primary Standard Industrial Classification Code Number)		20-4647587 (I.R.S. Employer Identification No.)
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ 08054
(856) 273-5900
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
_____________________

Robert H. King
Sterling Banks, Inc.
3100 Route 38
Mount Laurel, NJ 08054
(856) 273-5900
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
_____________________

Copies to: Graham R. Laub, Esquire Dilworth Paxson LLP 1735 Market Street 3200 Mellon Bank Center Philadelphia, PA 19103 _____________________
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the reorganization described in the proxy statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.□
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. □
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.□
_____________________

CALCULATION OF REGISTRATION FEE
Title of each Class of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Offering Price (2)	Amount of Registration Fee
Common Stock, par value $2.00 per share	5,040,696 shares	$11.69	$58,925,736.00	$6,305.05
(1) This registration statement covers the maximum number of shares of the registrant’s common stock to be issued upon consummation of the reorganization of Sterling Bank into the holding company form of organization, pursuant to the Plan of Acquisition, dated April 26, 2006 by and between Sterling Bank and the registrant.

(2) The registration fee has been computed in accordance with Rule 457(f) under the Securities Act of 1933, based on $11.69, the average of the high and low sales prices for a share of common stock of Sterling Bank as reported on the Nasdaq Capital Market on April 27, 2006, multiplied by 5,040,696 the maximum number of shares of Sterling Bank common stock to be exchanged in the reorganization, including shares issuable upon the exercise of outstanding stock options.

___________________________
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue the common stock to be issued in connection with the transaction described in this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

        SUBJECT TO COMPLETION, DATED APRIL • , 2006

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To be held at 5:00 p.m. on            , 2006
To Our Shareholders:

Notice is hereby given that the annual meeting of shareholders (the “Annual Meeting”) of Sterling Bank (the “Bank”) will be held at the Bank’s headquarters, 3100 Route 38, Mount Laurel, New Jersey, on              , 2006 at 5:00 p.m. for the following purposes:

•	To elect twelve (12) persons to the Board of Directors of the Bank to hold office for a one-year term and until their successors are duly elected and qualified;

•
To approve the Plan of Acquisition whereby the Bank will be reorganized into the holding company form of organization and will become a wholly-owned subsidiary of a newly-formed holding company called Sterling Banks, Inc., and each share of common stock of the Bank (other than dissenting shares) will automatically be converted into one share of common stock of Sterling Banks, Inc. (the “Reorganization”);

•	To approve the 2006 Employee Stock Option Plan; and

•	To transact such other business as may properly come before the Annual Meeting or any adjournments thereof.

Shareholders of record as of the close of business on           , 2006 are entitled to notice of, and to vote at, the Annual Meeting and any postponement or adjournment thereof.

You are invited to attend the Annual Meeting. Please carefully read the attached proxy statement/prospectus for information regarding the matters to be considered and acted upon at the Annual Meeting. We hope that you will attend the Annual Meeting.

Each shareholder has the right to dissent from the Reorganization and demand payment of the value of his or her shares of the Bank’s common stock if the Reorganization is completed. The right of the shareholder to receive such payment is contingent upon strict compliance with the requirements of the New Jersey Banking Act of 1948. The full text of the applicable sections of the New Jersey Banking Act of 1948 is included as Appendix D to this proxy statement/prospectus.

Whether or not you plan to attend the Annual Meeting, you are requested to sign, date, and return the enclosed proxy in the enclosed postage-paid envelope. You may revoke your proxy by filing with the secretary of the Bank a written revocation or a duly executed proxy bearing a later date. If you are present at the Annual Meeting you may revoke your proxy and vote in person on each matter brought before the Annual Meeting. However, if you are a shareholder whose shares are not registered in your own name, you will need additional documentation from your record holder (or your broker if your shares are registered in "street name") to vote in person at the Annual Meeting.

By order of the Board of Directors,

R. Scott Horner
Secretary

Mount Laurel, New Jersey
            , 2006

Important: The prompt return of proxies will save the Bank the expense of further requests for proxies in order to ensure a quorum at the meeting. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States.

PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus is being furnished in connection with the solicitation of your proxy by the Board of Directors of Sterling Bank, or the Bank, for use at its annual meeting of shareholders to be held on            , 2006. At the meeting, among other things, you will be asked to vote to approve a Reorganization in which the Bank will become a subsidiary of a newly organized bank holding company, Sterling Banks, Inc., which we refer to as the Holding Company. This document is also the prospectus of the Holding Company with respect to 5,040,696 shares of the Holding Company common stock that may be issued in exchange for your shares of Bank common stock on a one-for-one basis if the Reorganization is approved at the meeting.

The Board of Directors of the Bank has unanimously approved the adoption of a holding company structure for the Bank. Establishing a holding company will afford more flexibility in the growth of our business. The Board of Directors of the Bank believes that the Reorganization is in the best interests of the shareholders and urges you to vote “FOR” this proposal.

Your percentage stock ownership interest in the Holding Company will be the same as your present interest in the Bank, subject to any changes as a result of the exercise of dissenters’ appraisal rights. Each share of common stock of the Bank will automatically become one share of common stock of Sterling Banks, Inc. Shares of common stock of the Bank are traded on the Nasdaq Capital Market under the symbol “STNJ”. After the Reorganization, the Holding Company’s common stock will trade on the Nasdaq Capital Market under the symbol “STBK”.

Approval of the Reorganization requires the favorable vote of the holders of at least two-thirds of the outstanding shares of common stock of the Bank. Your vote is very important. Failure to vote is equivalent to voting against approval of the Reorganization.

If you oppose the Reorganization, you are entitled to exercise dissenters’ appraisal rights and receive cash for your shares of Bank common stock in an amount equal to their appraised value. For a description of the actions you must take to exercise your dissenters’ appraisal rights, see “Proposal II - The Holding Company Reorganization - Rights of Dissenting Shareholders.”

This proxy statement/prospectus does not cover any resales of the Holding Company common stock received by the Bank’s shareholders upon completion of the Reorganization. No person is authorized to make any use of this prospectus in connection with any such resale or in connection with the offer or sale of any other securities.

We urge you to read the enclosed materials carefully, including the section entitled “RISK FACTORS” beginning on page 9.

Whether or not you plan to attend the annual meeting, please sign and date the enclosed proxy card and return it in the accompanying postage-paid return envelope as quickly as possible. Neither the Securities and Exchange Commission, the Federal Reserve Board, the New Jersey Department of Banking and Insurance, nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense. This will not prevent you from voting in person at the annual meeting, but will assure that your vote is counted if you are unable to attend the annual meeting.

This proxy statement/prospectus is dated                 , 2006 and was first mailed to shareholders on                    , 2006.

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QUESTIONS AND ANSWERS ABOUT THE REORGANIZATION

1.	Why is the Bank restructuring itself into a holding company structure?

By reorganizing, we can take advantage of the more flexible New Jersey Business Corporations Act and the U.S. Bank Holding Company Act of 1956. With a holding company structure, we will have a greater ability to compete under the laws and conditions prevailing in the banking field today. As a result of the Reorganization, we will have:

•	greater flexibility in carrying on our business activities;
•	greater ability to respond to future needs and opportunities to expand the financial services we currently offer and the markets we currently serve;
•	greater opportunity for diversification of our business activities either through newly formed subsidiaries or the acquisition of established companies; and
•	greater flexibility to meet future financing needs through issuance of additional common stock or other securities without regulatory approval.

See “Proposal II—The Holding Company Reorganization—Reasons for the Holding Company Reorganization”.

2.	What are the differences between shareholder rights and protections under New Jersey law and federal banking law that we may see as a result of the Reorganization?

The following is an outline of some of the differences between your current rights as a shareholder of the Bank and the rights you will have as a shareholder of the Holding Company.

This table is qualified in its entirety by the more detailed information appearing elsewhere herein and by the content of the Holding Company’s certificate of incorporation and bylaws attached as Appendices B and C, respectively.

	The Bank	The Holding Company

Shareholder Action: Amendment of certificate of incorporation	Affirmative vote of at least 66-2/3% of shares entitled to vote

Directors authorized to amend certificate of incorporation so as to (a) divide the authorized shares of preferred stock into series; (b) to determine the designation and number of shares of any series; and (c) to determine the relative voting, dividend, conversion, redemption, liquidation, and other rights, preferences and limitations of the authorized shares of preferred stock; all other amendments must be adopted by the affirmative vote of a majority of votes cast by shareholders entitled to vote thereon

Shareholder Action: Amendment of bylaws	Affirmative vote of majority of directors; subject to shareholder alteration or repeal

Directors authorized to amend by affirmative vote of majority of directors; shareholders authorized to amend by the affirmative vote of a majority of votes cast by shareholders entitled to vote thereon

Shareholder Action: Merger or Consolidation	Affirmative vote of at least 66-2/3% of shares entitled to vote

Affirmative vote of majority of votes cast; no shareholder approval is required for a merger in which the Holding Company is the survivor in the merger if (a) the plan of merger does not make an amendment to the certificate of incorporation of the Holding Company, (b) each share of Holding Company stock is to continue or be converted into a identical share of the survivor with the same designations and preferences; and (c) the number of voting or participating shares outstanding after the merger, including shares issuable upon conversions of other securities and exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 40% the number of voting and participating shares of the Holding Company outstanding immediately prior to the merger

Right to Call a Special Meeting	Special meeting may be called by Board of Directors, the Bank president, or, any shareholders owning, in the aggregate, not less than 10% of the outstanding common stock of the Bank

Special meeting may be called by Board of Directors; additionally, at the request of holders owning not less than 10% of the stock of the corporation, the New Jersey Superior Court, if good cause is shown, may order a special meeting of the shareholders

Dissenters’ Rights	Yes

Yes, except that dissenters’ rights are not available pursuant to a plan of merger or consolidation if the shares of the Holding Company are listed on a national securities exchange or held of record by at least 1,000 holders or if the shareholder will receive as consideration in such merger or consolidation only (1) cash; (2) shares of stock, obligations, or other securities which are either listed on a national securities exchange or held of record by more than 1,000 shareholders; or (3) a combination of cash and such securities

See “Proposal II—The Holding Company Reorganization—Comparison of Shareholders’ Rights”.

3.	Will I notice any change in the business, operations, or management of the Bank?

No. Immediately after the consummation of the Reorganization, the Bank will continue to operate as before and there will be no change in its business or operations. Additionally, the Board of Directors and management of the Bank after the transaction will be the same as prior to the transaction.

4.	Is the Bank being sold?

No. The Bank is not being sold. The Bank is simply reorganizing into a holding company structure, with the end result being that the Bank will be a wholly owned subsidiary of a new holding company, Sterling Banks, Inc. All of the shareholders of the Bank, unless they exercise dissenters' rights, will become shareholders of Sterling Banks, Inc., which, in turn, will own the Bank.

5.	Will my stock ownership change?

No. After the Reorganization, you will own the same number of shares of the Holding Company common stock as you owned of the Bank common stock prior to the transaction. Your percentage ownership should remain the same, although it could increase slightly if other shareholders exercise appraisal rights.

6.	How can I vote my shares for or against the Reorganization?

You may execute and return the proxy card included with this proxy statement in the envelope provided, or you can come to the annual meeting and vote by ballot at the meeting.

The Board of Directors urges you to complete the proxy for the annual meeting of shareholders, sign it and return it to the Bank in the envelope provided. The Board of Directors recommends that you vote FOR the proposed Reorganization. See “General Information”.

7.	What do I need to do now?

After carefully reading and considering the information contained in this proxy statement/prospectus, please complete, sign and date your proxy card or voting instructions and return it in the enclosed postage paid envelope as soon as possible so that your shares may be represented at the annual meeting. If you later desire to revoke your proxy for any reason, you may do so as described elsewhere in this proxy statement/prospectus. See “General Information”.

8.	What if I do not vote?

If you fail to respond, it will have the same effect as voting against the Reorganization. If you respond and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the Reorganization. If you respond and elect to abstain from voting, your proxy will have the same effect as voting against the Reorganization.

9.	If my shares are held in street name by my broker, will my broker vote my shares for me?

Your broker will NOT vote your shares unless you provide instructions to your broker on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares. Without instructions, unless your broker has discretionary authority over such matters such as voting, your shares will not be voted, which will have the same effect as voting against the Reorganization.

10.	Can I change my vote after I have delivered my proxy?

Yes. You can change your vote at any time before your proxy is voted at the annual meeting. You can do this in one of three ways. First, you can revoke your proxy. Second, you can submit a new proxy. If you choose either of these two methods, you must submit your notice of revocation or your new proxy to the Secretary of the Bank before the annual meeting. If your shares are held in an account at a brokerage firm or bank, you should contact your brokerage firm or bank to change your vote. Third, if you are a holder of record, you can attend the annual meeting, thereby revoking your proxy, and vote in person.

11.	Where will the Holding Company’s common stock be listed for trading?

We have applied to have the common stock issued in the Reorganization listed on the Nasdaq Capital Market with the ticker symbol "STBK."

12.	Should I send in my stock certificates now?

No. Please do not send in your stock certificates with your proxy. After the Reorganization is completed, you will receive written instructions from our transfer agent on how to exchange your existing stock certificates for shares of the Holding Company.

13.	How do I exchange my shares of Bank stock for Holding Company stock?

If the shareholders approve the Reorganization and it is completed, each share of Bank stock will automatically be converted into a share of the Holding Company common stock. After the transaction is completed, the Holding Company will ask you to return your stock certificates representing Bank common stock in order to receive certificates representing Holding Company common stock. If you directly hold your Bank shares, it may take several days for the Holding Company to issue your new shares. During this time period you may not be able to trade your Holding Company shares. If you hold your shares through a broker in "street name" you will not be required to return your shares and will have the ability to trade them immediately upon the consummation of the reorganization. Please do not return your stock certificates until you are instructed by the Bank to do so.

14.	How long will this process take?

The Bank probably will complete the Reorganization in the third quarter of 2006. Following the approval of the Plan by the Bank’s shareholders, the Bank will file applications to approve the transaction with the Federal Reserve Board and the Commissioner of Banking and Insurance of New Jersey. The Reorganization can only be completed if the shareholders of the Bank approve the transaction and if the transaction has been approved by the Federal Reserve Board and the Commissioner of Banking and Insurance of New Jersey.

15.	Will I have to pay extra taxes as a result of this transaction?

No. You will incur no additional taxes as a result of the Reorganization unless you exercise dissenters’ appraisal rights. You will recognize no gain or loss upon the exchange of your shares for shares of the Holding Company, and the aggregate tax basis of the shares of the Holding Company’s common stock received by you will be the same as the aggregate tax basis of Bank common stock that you surrender. Please see the section entitled "Proposal II — The Holding Company Reorganization — Certain Federal Income Tax Consequences."

16.	If I disagree with this transaction, what are my rights?

If you disagree with the Reorganization, you can become a dissenting shareholder and have the right to be paid in cash the appraised value of your shares (as of the time the Reorganization becomes effective) if and when the Reorganization is consummated, if you comply with the following conditions:

(1) You must give written notice to the Bank at or prior to the shareholder vote at the annual meeting that you dissent from the proposed Reorganization, which notice must be addressed to R. Scott Horner, Secretary, Sterling Bank, 3100 Route 38, Mount Laurel, New Jersey 08054. If you vote in favor of the proposed Reorganization, you will waive your dissenter’s rights;

(2) You must make a written request for payment of the fair value of such shares to the Bank within 20 days after the Bank, notifies you of the shareholder approval of the Reorganization; and

(3) You must surrender your certificate(s) representing such shares to the Bank within 20 days after making your written demand for payment.

The value of your shares will be determined, as of the effective date of the Reorganization, by an appraisal, which is further explained in the section entitled ""Proposal II—The Holding Company Reorganization—Rights of Dissenting Shareholders."

If you hold your shares in "street name", you should contact your broker regarding the procedure you must follow in order to exercise your dissenters' rights of appraisal.

17.	Who can I call if I have any questions?

If you have any questions about the reorganization, you can call Robert H. King, President and Chief Executive Officer or R. Scott Horner, Executive Vice President and Chief Financial Officer, at 856-273-5900 or 1-800-432-5889. Additionally, the Bank has engaged D.F. King & Co., Inc. to act as a proxy solicitor in connection with the Annual Meeting and they may be reached at 1-888-869-7406.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains "forward-looking statements", including statements under "Summary", "Risk Factors", "Market Prices and Dividends", "Business of the Bank", and "Management's Discussion and Analysis of Financial Condition and Results of Operations."  We intend these forward-looking statements to be covered by the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve risks and uncertainties, such as statements of the Bank's plans, objectives, expectations, estimates and intentions, which are subject to change based on various important factors (some of which are beyond the Bank's control). The following factors, among others, could cause the Bank's financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Bank conducts operations; the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation; changes in interest rates; changes in loan portfolio quality; changes in the rate of deposit withdrawals; changes in the volume of loan refinancings; the timely development of and acceptance of new products and services of the Bank and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services; the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; changes in consumer spending and saving habits; and the success of the Bank at managing the risks resulting from these factors.

We caution that the above-listed factors are not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of us.

SUMMARY

The following is a summary of certain information contained in this proxy statement/prospectus. This summary is not complete and is qualified in its entirety by the more detailed information appearing in this proxy statement/prospectus and the appendices hereto. Shareholders should review the entire proxy statement/prospectus and, in particular, the specific sections referred to in this summary.

Introduction

Sterling Bank. Sterling Bank, which we refer to as the Bank, is a community bank headquartered in Burlington County, New Jersey, with assets of $351.3 million as of December 31, 2005. The Bank began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area. The Bank maintains its principal office at 3100 Route 38, Mount Laurel, New Jersey 08054, and its telephone number at that address is (856) 273-5900. It also conducts business through branch offices in Burlington County and Camden County, New Jersey.

Sterling Banks, Inc.  Sterling Banks, Inc., which we refer to as the Holding Company, is a corporation incorporated in March 2006 under New Jersey law for the purpose of becoming a holding company of Sterling Bank. The Holding Company’s principal executive office is located at 3100 Route 38, Mount Laurel, New Jersey 08054, and its telephone number at that address is (856) 273-5900.

The Holding Company currently conducts no operations and has substantially no assets. It was formed by the Bank solely for the purpose of effecting the holding company reorganization, which we refer to as the Reorganization. Upon the completion of the Reorganization, the Bank will become a wholly-owned subsidiary of the Holding Company, and each shareholder of the Bank will become a shareholder of the Holding Company with the same respective ownership interest therein as presently held in the Bank, subject to the exercise of dissenters’ rights of appraisal as described in this proxy statement/prospectus. Immediately after consummation of the Reorganization, the Holding Company will not engage in any business activity other than to hold all of the stock of the Bank. It is anticipated, however, that the Holding Company in the future may begin to explore the feasibility of other investment opportunities, including possible diversification through acquisitions and mergers, although no specific future plans are being considered at this time.

The Reorganization

Under the Plan of Acquisition, which we refer to as the Plan, a copy of which is attached to this proxy statement/prospectus as Appendix A, the Bank will be reorganized into the holding company form of organization. As a result of this reorganization, the Bank will become a wholly-owned subsidiary of the Holding Company, and each outstanding share of the Bank’s common stock will be automatically converted into one share of common stock of the Holding Company.

Comparison of Shareholders’ Rights Before and After the Reorganization

The Board of Directors of the Bank unanimously approved the Plan of Acquisition. There are differences between your rights as a shareholder of the Bank and the rights you will have as a shareholder of the Holding Company if the Reorganization is approved, some of which differences you may find important. See “Proposal II— The Holding Company Reorganization— Comparison of Shareholders’ Rights”.

Recommendation and Reasons for the Reorganization

The Board of Directors of the Bank has unanimously approved the Plan and the Reorganization and unanimously recommends that the shareholders vote FOR the approval and adoption of the Plan. A holding company structure offers certain advantages in comparison to the Bank’s present corporate structure. These advantages include increased organizational flexibility and greater opportunity to offer financial services related to or complementary to banking. See “Proposal II— The Holding Company Reorganization—The Reasons for the Holding Company Reorganization”.

Conditions and Regulatory Approvals Required for the Reorganization

In addition to approval by shareholders owning at least two-thirds of the outstanding voting shares of the Bank, the consummation of the Reorganization is conditioned upon the receipt of the approval of the New Jersey Department of Banking and Insurance and the Board of Governors of the Federal Reserve System. See “Proposal II— The Holding Company Reorganization— Conditions and Termination”.

Tax Consequencesof the Reorganization

The Reorganization will qualify as a tax-free reorganization, and no gain or loss will be recognized by the Bank or by Bank shareholders whose shares are converted into shares of the Holding Company’s common stock. See “Proposal II—The Holding Company Reorganization—"Certain Income Tax Consequences”.

Rights of Dissenting Shareholders

Under the New Jersey Banking Act of 1948, dissenters’ rights of appraisal are available to Bank shareholders who follow certain prescribed procedures. See “Proposal II—The Holding Company Reorganization—Rights of Dissenting Shareholders”.

Management After the Reorganization

The Reorganization will not result in a change in the Bank’s directors, officers, or personnel. For information with respect to the management of the Holding Company, see “Business of the Holding Company — Management” and “Proposal II—Election of Directors”.

Regulation and Supervision After the Reorganization

After the Reorganization, the Holding Company will be regulated as a bank holding company by the Federal Reserve Board. The Bank, as a state-chartered commercial bank, will continue to be regulated by the New Jersey Department of Banking and Insurance and to have its accounts insured by the Federal Deposit Insurance Corporation, or FDIC. See “Regulation—Regulation of the Bank”.

Following the Reorganization, the Holding Company will become subject to the periodic and other reporting requirements of the Securities Exchange Act of 1934, and will file such reports with the Securities and Exchange Commission, or SEC. Currently, the Bank files such reports with the Federal Reserve Board but will no longer be required to do so after the Reorganization. See “Regulation—Regulation of The Holding Company”.

Exchange of Stock Certificates

The former shareholders of the Bank who have not dissented will be notified of the consummation of the Reorganization, and they will receive a letter of transmittal by which they will forward their stock certificates for the Bank’s common stock to the transfer agent for surrender and exchange for certificates representing the Holding Company’s common stock.

Shareholders should not send their stock certificates for Sterling Bank common stock to the Bank, the Holding Company, or the transfer agent until they receive a letter of transmittal.

RISK FACTORS

Risks Related to Our Business

Our success will depend upon our ability to effectively manage our future growth.

Our objective is the continued growth of our banking business. However, our continued growth and profitability depend on the ability of our officers and key employees to manage such growth effectively, to attract and retain skilled employees and to maintain adequate internal controls and a strong credit culture. Accordingly, there can be no assurance that we will be successful in managing our expansion, and the failure to do so would adversely affect our financial condition and results of operations.

If we experience excessive loan losses relative to our allowance, our earnings will be adversely affected.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management maintains an allowance for loan losses based upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectibility of the loan portfolio and provides an allowance for loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectibility is considered questionable.

If management’s assumptions and judgments prove to be incorrect and the allowance for loan losses is inadequate to absorb future losses, or if the bank regulatory authorities require us to increase the allowance for loan losses as a part of their examination process, our earnings and capital could be significantly and adversely affected.

As of December 31, 2005, our allowance for loan losses was approximately $1.2 million, which represented 0.43% of outstanding loans. At such date, we had no loans on non-accrual status. Although management believes that our allowance for loan losses is adequate, there can be no assurance that the allowance will prove sufficient to cover future loan losses. Further, although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our non-performing or performing loans. Additions to our allowance for loan losses would result in a decrease in our net income and capital, and could have a material adverse effect on our financial condition and results of operations.

Most of our loans are commercial loans, which have a higher degree of risk than other types of loans.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired.

Our business is geographically concentrated and is subject to regional economic factors that could have an adverse impact on our business.

Substantially all of our business is with customers in our market area of southern New Jersey. Most of our customers are consumers and small and medium-sized businesses which are dependent upon the regional economy. Adverse changes in economic and business conditions in our markets could adversely affect our borrowers, their ability to repay their loans and to borrow additional funds, and consequently our financial condition and performance.

Additionally, we often secure our loans with real estate collateral, most of which is located in southern New Jersey. A decline in local economic conditions could adversely affect the values of such real estate. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are geographically diverse.

We have incurred and expect to continue to incur significant expenses in connection with our branch expansion.

We have historically experienced growth through expansion of our existing branches as well as through the establishment of new branches. A natural consequence of our growth during the branch expansion program has been a significant increase in noninterest expenses. These costs are associated with marketing, increased staffing, branch construction and equipment needs sufficient to create the infrastructure necessary for branch operations. Unless and until a new branch generates sufficient income to offset these additional costs, a new branch will reduce our earnings.

Our legal lending limits are relatively low and restrict our ability to compete for larger customers.

At December 31, 2005, our lending limit per borrower was approximately $5.4 million, or approximately 15% of our capital. Accordingly, the size of loans that we can offer to potential borrowers is less than the size of loans that many of our competitors with larger capitalization are able to offer. We may engage in loan participations with other banks for loans in excess of our legal lending limits. However, there can be no assurance that such participations will be available at all or on terms which are favorable to us and our customers.

Most of our loans are secured, in whole or in part, with real estate collateral which may be subject to declines in value.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure our loans with real estate collateral. As of December 31, 2005, approximately 56% of our loans, including loans held for sale, had real estate as a primary, secondary or tertiary component of collateral. Real estate values and real estate markets are generally affected by, among other things, changes in national, regional or local economic conditions, fluctuations in interest rates and the availability of loans to potential purchasers, changes in tax laws and other governmental statutes, regulations and policies, and acts of nature. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower. If real estate prices in our markets decline, the value of the real estate collateral securing our loans could be reduced. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values to satisfy the debt, our earnings and capital could be adversely affected.

The loss of our executive officers and certain other key personnel could hurt our business.

Our success depends, to a great extent, upon the services of Robert H. King, our President and Chief Executive Officer; R. Scott Horner, our Executive Vice President and Chief Financial Officer; John Herninko, our Senior Vice President and Senior Loan Officer; and Theresa S. Valentino Congdon, our Senior Vice President and Senior Retail Officer. From time to time, we also need to recruit personnel to fill vacant positions for experienced lending and credit administration officers. Competition for qualified personnel in the banking industry is intense, and there can be no assurance that we will continue to be successful in attracting, recruiting and retaining the necessary skilled managerial, marketing and technical personnel for the successful operation of our existing lending, operations, accounting and administrative functions or to support the expansion of the functions necessary for our future growth. Our inability to hire or retain key personnel could have a material adverse effect on our results of operations.

As a public company, our business is subject to numerous reporting requirements that are currently evolving and could substantially increase our operating expenses and divert management’s attention from the operation of our business.

The Sarbanes-Oxley Act of 2002, which became law in July 2002, may require future changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and Nasdaq have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards may significantly increase our legal and financial and accounting costs in the future, once full compliance is required. In addition, full compliance with the requirements may take a significant amount of management’s and the Board of Directors’ time and resources. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports filed with the SEC that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, in the future, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting. This effective date of this requirement as it relates to Sterling Bank is unknown. The costs associated with the implementation of this requirement, including documentation and testing, have not been estimated by us. If we are ever unable to conclude that we have effective internal control over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting for any future year-ends as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

Risks Related to Holding Company Common Stock

There will likely be a limited trading market for the Holding Company common stock, which may adversely impact the ability to sell shares and the price received for shares.

The Bank’s common stock has limited trading activity, and although the Holding Company’s common stock is approved for quotation on the Nasdaq Capital Market, we expect that the trading activity in the Holding Company common stock would be similarly limited. This means that there may be limited liquidity for the Holding Company common stock, which may make it difficult to buy or sell Holding Company common stock, may negatively affect the price of Holding Company common stock, and may cause volatility in the price of Holding Company common stock.

The Bank has a limited history of paying cash dividends, and there will be restrictions on the Holding Company's ability to pay cash dividends.

The Bank has a limited history of paying cash dividends on the Bank’s common stock. We paid our first cash dividend to the Bank's shareholders in February 2004. Although we subsequently paid cash dividends on a quarterly basis, there is no assurance that we will continue to pay cash dividends. The Holding Company’s ability to pay cash dividends to its shareholders will depend on the ability of the Bank to pay dividends to the Holding Company. Future payment of cash dividends, if any, will be at the discretion of the Board of Directors and will be dependent upon a number of factors, including future earnings, financial condition, cash needs, general business conditions and applicable legal limitations, including meeting regulatory capital requirements. See “Market Prices and Dividends—Dividend Restrictions Imposed on the Holding Company” and “Regulation—Regulation of the Holding Company”.

Our management and significant shareholders control a substantial percentage of the Bank’s stock and therefore have the ability to exercise substantial control over our affairs.

As of  March 15, 2006, our directors and executive officers beneficially owned approximately 883,000 shares, or approximately 19%, of the Bank’s common stock, including options to purchase approximately 244,000 shares, in the aggregate, of the Bank’s common stock at exercise prices ranging from $6.99 to $10.00 per share. In addition, approximately 8% of the Bank’s common stock is controlled by a non-management shareholder, an affiliate of whom is a member of our Board of Directors. Also, approximately 6% of the Bank’s common stock is controlled by an institutional investor. Unless holders of a significant number of shares of the Bank’s common stock exercise dissenters’ appraisal rights, these shareholders will, following the Reorganization, own similar percentages of Holding Company common stock. Because of the large percentage of stock held by our directors and executive officers and other significant shareholders, these persons could influence the outcome of any matter submitted to a vote of the Holding Company’s shareholders following the Reorganization.

The Holding Company may issue additional shares of common stock, which may dilute the ownership and voting power of our shareholders and the book value of the Holding Company’s common stock.

Upon consummation of the Reorganization, the Holding Company will be authorized to issue up to 15,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of that amount, approximately 4,539,190 shares will be issued as a result of the Reorganization, based on the number of shares outstanding on March 15 , 2006 and assuming that no shareholders exercise dissenters’ appraisal rights. Our Board of Directors has authority, and the Board of Directors of the Holding Company will have the authority, without action or vote of the shareholders (except to the extent required under applicable rules of the Nasdaq Capital Market), to issue all or part of the authorized but unissued shares of stock. In addition, 504, 852 shares of common stock have been reserved for issuance under our stock option plans. A total of 379,333 shares of common stock have been reserved for issuance under options outstanding on March 15, 2006. As of March 15, 2006, options to purchase a total of 379,333 shares were exercisable and had exercise prices ranging from $6.99 to $11.78. If the Reorganization is completed, all outstanding stock options and all stock option plans will be assumed by the Holding Company on their existing terms. Furthermore, assuming the 2006 Employee Stock Option Plan is approved by the Bank’s shareholders as described in Proposal III, the Holding Company will assume the 2006 Employee Stock Option Plan upon the completion of the Reorganization, which will mean that an additional 300,000 shares of Holding Company common stock will be reserved for issuance. Any issuance of Holding Company common stock will dilute the percentage ownership interest of shareholders and may further dilute the book value of the Holding Company’s common stock.

The Holding Company common stock will not be insured and you could lose the value of your entire investment.

An investment in shares of the Holding Company common stock is not a deposit and is not insured against loss by the government.

Risks Related to Our Industry

We operate in a competitive market which could constrain our future growth and profitability.

We operate in a competitive environment, competing for deposits and loans with commercial banks, savings associations and other financial entities. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market and mutual funds and other investment alternatives. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries. Many of the financial intermediaries operating in our market area offer certain services, such as trust investment and international banking services, which we do not offer. Moreover, banks with a larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits and are thereby able to serve the needs of larger customers. See “Business of the Bank—Competition”.

We are required to comply with extensive and complex governmental regulation which can adversely affect our business.

Our operations are and will be affected by current and future legislation and by the policies established from time to time by various federal and state regulatory authorities. We are subject to supervision and periodic examination by the Federal Reserve Board, or FRB, the Federal Deposit Insurance Corporation, or FDIC, and the New Jersey Department of Banking and Insurance. Banking regulations, designed primarily for the safety of depositors, may limit a financial institution’s growth and the return to its investors by restricting such activities as the payment of dividends, mergers with or acquisitions by other institutions, investments, loans and interest rates, interest rates paid on deposits, expansion of branch offices, and the offering of securities or trust services. We are also subject to capitalization guidelines established by federal law and could be subject to enforcement actions to the extent that we are found by regulatory examiners to be undercapitalized. It is not possible to predict what changes, if any, will be made to existing federal and state legislation and regulations or the effect that any such changes may have on our future business and earnings prospects. Further, the cost of compliance with regulatory requirements may adversely affect our ability to operate profitably.

In addition, the monetary policies of the FRB have had a significant effect on the operating results of banks in the past and are expected to continue to do so in the future. Among the instruments of monetary policy used by the FRB to implement its objectives are changes in the discount rate charged on bank borrowings and changes in the reserve requirements on bank deposits. It is not possible to predict what changes, if any, will be made to the monetary policies of the FRB or to existing federal and state legislation or the effect that such changes may have on our future business and earnings prospects.

During the past several years, significant legislative attention has been focused on the regulation and deregulation of the financial services industry. Non-bank financial institutions, such as securities brokerage firms, insurance companies and money market funds, have been permitted to engage in activities which compete directly with traditional bank business.

We realize income primarily from the difference between interest earned on loans and investments and interest paid on deposits and borrowings, and changes in interest rates may adversely affect our profitability and assets.

Changes in prevailing interest rates may hurt our business. We derive our income mainly from the difference or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. In general, the larger the spread, the more we earn. When market rates of interest change, the interest we receive on our assets and the interest we pay on our liabilities will fluctuate. This can cause decreases in our spread and can adversely affect our income.

Interest rates affect how much money we can lend. For example, when interest rates rise, the cost of borrowing increases and loan originations tend to decrease. In addition, changes in interest rates can affect the average life of loans and investment securities. A reduction in interest rates generally results in increased prepayments of loans and mortgage-backed securities, as borrowers refinance their debt in order to reduce their borrowing cost. This causes reinvestment risk, because we generally are not able to reinvest prepayments at rates that are comparable to the rates we earned on the prepaid loans or securities. Changes in market interest rates could also reduce the value of our financial assets. If we are unsuccessful in managing the effects of changes in interest rates, our financial condition and results of operations could suffer.

GENERAL INFORMATION

Introduction and Purpose of Annual Meeting

This proxy statement/prospectus is furnished in connection with the solicitation of proxies by the Board of Directors of the Bank to be used at the annual meeting of shareholders which will be held at the Bank’s headquarters, 3100 Route 38, Mount Laurel, New Jersey 08054 on            , 2006 at 5:00 p.m. and at any adjournments or postponements thereof. Shareholders at the meeting will elect twelve directors of the Bank to serve for a term of one year, as well as consider and vote upon the adoption of the Plan, set forth as Appendix A to this proxy statement/prospectus, pursuant to which the Bank will become a wholly-owned subsidiary of a newly formed holding company called Sterling Banks, Inc. See “Proposal I—Election of Directors” and “Proposal II—The Holding Company Reorganization”.  Shareholders will also be asked to approve the 2006 Employee Stock Option Plan. See “Proposal III—Approval of the 2006 Employee Stock Option Plan”.

Voting Securities, Record Date and Quorum

Record Date. The Board of Directors has fixed the close of business on   , 2006 as the record date for the determination of those shareholders who are entitled to notice of, and to vote at, the annual meeting and any postponement or adjournment thereof. The Bank had    shares of common stock outstanding at the close of business on the record date.

Quorum. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all shareholders are entitled to cast at the annual meeting, or  shares, constitutes a quorum for the annual meeting. Abstentions and broker non-votes (i.e., shares for which a broker indicates on the proxy that it does not have discretionary authority as to such shares to vote on such matter) are not counted as votes cast on any matter to which they relate but are counted in determining the presence of a quorum.

Voting Rights and Solicitation of Proxies

Voting Rights. Shareholders who execute proxies retain the right to revoke them at any time. Unless so revoked, the shares represented by signed proxies will be voted at the annual meeting and all adjournments thereof. Proxies may be revoked by written notice delivered in person or mailed to the Secretary of the Bank at the address of the Bank shown above or by the filing of a later-dated proxy prior to a vote being taken on a particular proposal at the annual meeting. A proxy will not be voted if a shareholder attends the annual meeting and votes in person. Proxies solicited by the Board of Directors will be voted as specified thereon. Proxies marked “abstain” will have the effect of a vote against approval of the Reorganization. If there are not sufficient votes to approve one of more of the proposals, the Board of Directors of the Bank may adjourn the meeting to allow for solicitation of additional proxies.

The proxy confers discretionary authority on the persons named thereon to vote with respect to the election of any person as a director where the nominee is unable to serve, or for good cause will not serve, and with respect to matters incident to the conduct of the annual meeting. If no specification is made, signed proxies will be voted (I) “FOR” the nominees for Director as set forth herein, (II) “FOR” approval of the Reorganization, and (III) “FOR” the approval of the 2006 Employee Stock Option Plan.

The Board of Directors is not aware of any additional matters that will be presented for consideration at the annual meeting. Execution of a proxy, however, confers on the designated proxyholder the discretionary authority to vote the shares represented by such proxy in accordance with their best judgment on such other business, if any, that may properly come before the annual meeting or any adjournment thereof.

With respect to Proposal I, the election of directors, the proxy provided by the Board of Directors of the Bank allows a shareholder to vote for the election of the nominees proposed by the Board of Directors, or to withhold authority to vote for the nominees being proposed. Under the Bank’s bylaws, directors are elected by a plurality of votes cast, without regard to either (i) broker non-votes or (ii) proxies as to which authority to vote for the nominees being proposed is withheld.

With respect to Proposal II, approval of the Reorganization, a shareholder may vote “FOR” the proposal, “AGAINST” the proposal or “ABSTAIN” from voting on the proposal. Approval of Proposal II requires the affirmative vote of at least two-thirds of the issued and outstanding shares of the Bank’s common stock eligible to be voted at the annual meeting. Abstentions and broker non-votes will have the effect of a vote against Proposal II. As of the Record Date, directors and executive officers of the Bank beneficially owned 19.46% of the Bank’s common stock. These persons have indicated that they intend to vote “FOR” the Reorganization.

With respect to Proposal III, approval of the 2006 Employee Stock Option Plan, a shareholder may vote “FOR” the proposal, “AGAINST” the proposal or “ABSTAIN” from voting on the proposal. Approval of Proposal III requires the affirmative vote of at least two-thirds of the issued and outstanding shares of the Bank’s common stock eligible to be voted at the annual meeting. Abstentions and broker non-votes will have the effect of a vote against Proposal III.

Concerning any other matters that may properly come before the annual meeting, unless otherwise required by law, all such matters shall be determined by a majority of votes cast affirmatively or negatively without regard to (i) broker non-votes or (ii) proxies marked “ABSTAIN” as to that matter.

Solicitation of Proxies. The cost of soliciting proxies will be borne by the Bank. The Bank will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of the Bank’s common stock. In addition to solicitations by mail, directors, officers, and regular employees of the Bank may solicit proxies personally or by telephone without additional compensation. The Company has engaged D.F. King & Co., Inc. to act as a proxy solicitor in connection with the annual meeting, and the anticipated cost of this engagement is approximately $25,000.00.

PROPOSAL I- ELECTION OF DIRECTORS

General

The bylaws of the Bank, as amended (the “bylaws”), provide that the Board of Directors shall consist of not less than five nor more than 25 directors, with the exact number fixed by the Board of Directors. The Board of Directors currently consists of 12 members.

The bylaws require that shareholder nominations for directors to be elected at the annual meeting must be submitted in writing to the President of the Bank not later than the close of business on the fourteenth day immediately preceding the date of the annual meeting. Directors serve for a term of one year and until their successors are duly elected and qualified. Each nominee is currently a member of the Board of Directors. Each director has consented to being named as a nominee for director of the Bank and has agreed to serve if elected.

Proxies solicited by the Board of Directors will be voted for the election of each of the named nominees, unless otherwise specified. If any of the nominees are unable to serve, the shares represented by all valid proxies will be voted for the election of such substitute (if any) as the Board of Directors may recommend or the size of the Board may be reduced to eliminate the vacancy. At this time, the Board of Directors knows of no reason why any of the nominees might be unavailable to serve. The vote of a plurality of the shares cast at the annual meeting is necessary to elect each of the nominees for director.

The Board of Directors recommends a vote "FOR" the election as Directors of the nominees set forth below.

The following table sets forth certain information concerning the nominees for election to the Board of Directors:

Name	Director Since	Position Held With Us
S. David Brandt, Esq. (1) (2) (4)	1990	Director
Jeffrey Dubrow (6)	1990	Director
A. Theodore Eckenhoff (1) (2) (3) (4) (5) (6)	1990	Chairman of the Board, Director
Benjamin D. Goldman (4)	2002	Director
R. Scott Horner (5) (6)	1998	Executive Vice President and Chief Financial Officer, Director
James L. Kaltenbach, M.D. (1) (3) (5) (6)	1992	Director
Robert H. King (1) (2) (5) (6)	1993	President and Chief Executive Officer, Director
Howard E. Needleman (1) (2)	1990	Vice-Chairman, Director
Luis G. Rogers (2) (5) (6)	2001	Director
Ronald P. Sandmeyer (1) (2) (3)	1990	Director
Jeffrey P. Taylor (1) (3) (4) (6)	1990	Director
James W. Yoh, PhD. (1) (3) (5) (6)	2001	Director
_________________________________

(1) Executive Committee
(2) Loan Committee
(3) Audit Committee
(4) Personnel Committee
(5) Asset/Liability Management and Investment Committee
(6) Community Reinvestment Committee

Biographical Information

The principal occupation of, and certain other information about, each of the Bank’s directors and executive officers is set forth below.

Directors

S. David Brandt, 71, an attorney, has been a partner at the law firm of Ballard Spahr Andrews & Ingersoll, LLP in Voorhees, New Jersey, since 2002. From 1971 until 2001, Mr. Brandt was a partner at the law firm of Brandt, Haughey in Moorestown, New Jersey. Mr. Brandt has been a member of the Bank’s Board of Directors since 1990.

Jeffrey Dubrow, 45, has been President of Duco Corporation, a custom builder and developer, since 1983 and, since 1990, Mr. Dubrow has been the managing partner of Sibo Partners, an investment company, each of which is located in Moorestown, New Jersey. Since 2001, Mr. Dubrow has been owner of Duco Holdings LLC and since 2003 he has been owner of Mansfield Land Investment Corporation. Mr. Dubrow was the President of CPB Inc., an architectural millwork company located in Winslow, New Jersey, from 1995 until its sale in 2002. Mr. Dubrow has been a member of the Bank’s Board of Directors since 1990.

A. Theodore Eckenhoff, 68, has been self-employed as a farmer since 2002. From 1982 until 2002, Mr. Eckenhoff was President and Chief Executive Officer of Eckenhoff Buick in Cherry Hill, New Jersey. Mr. Eckenhoff has been a member of the Bank’s Board of Directors since 1990.

Benjamin D. Goldman, 59, has served as Vice-Chairman of the Board of Directors of Orleans Homebuilders, Inc. since 1998. From May 1992 until April 1998, Mr. Goldman served as President and Chief Operating Officer of Orleans Homebuilders, Inc. Mr. Goldman has been a member of the Bank’s Board of Directors since 2002.

R. Scott Horner, 55, has been our Executive Vice President and Chief Financial Officer since 1997 and a member of the Bank’s Board of Directors since 1998.

James L. Kaltenbach, M.D., 63, is a physician and has been a principal of South Jersey Pediatric Associates since January 1982 and a member of the Bank’s Board of Directors since 1992.

Robert H. King, 58, has served as our President and Chief Executive Officer and as a member of the Bank’s Board of Directors since 1993.

Howard E. Needleman, 65, has been President of Needleman Management Company, a real estate management company in Cherry Hill, New Jersey, since 1984. Mr. Needleman has been a member of the Bank’s Board of Directors since 1990.

Luis G. Rogers, 63, has been President of Lease Group Resources in Mt. Holly, New Jersey since 1986 and a member of the Bank’s Board of Directors since 2001.

Ronald P. Sandmeyer, 76, has served as Chairman of the Board of Sandmeyer Steel Company in Philadelphia, Pennsylvania since 1998 and has been a member of the Bank’s Board of Directors since 1990.

Jeffrey P. Taylor, 54, has served as City Engineer/Director, City of Burlington, New Jersey since February of 2005. From 1997 until January 2005, Mr. Taylor served as President of Environmental Resolutions, Inc., an engineering consulting firm in Mount Laurel, New Jersey. Mr. Taylor has been a member of the Bank’s Board of Directors since 1990.

James W. Yoh, PhD., 59, has been President and Chief Executive Officer of Galaxy Technology LLC since June 2004. From 1988 until July 2005, Mr. Yoh also served as President and Chief Executive Officer of Galaxy Scientific Corporation. Dr. Yoh has been a member of the Bank’s Board of Directors since 2001.

Executive Officers (who are not also directors)

John Herninko, 57, has been a Senior Vice President of the Bank since 1997 and the Bank’s Senior Loan Officer since 1995.

Theresa S. Valentino Congdon, 48, has been a Senior Vice President and Senior Retail Officer of the Bank since April 2001. From September 1990 to April 2001, Ms. Valentino Congdon served as one of the Bank’s Vice Presidents, concentrating in both the commercial and consumer lending areas.

Meetings and Committees of the Board

During 2005, the Bank’s Board of Directors held 11 regular meetings. The Bank does not have standing compensation or nominating committees. Instead, all independent members of Board of Directors perform the function of a nominating committee, as more fully described below. Established committees of the Board of Directors are the Executive Committee, Audit Committee, Personnel Committee, and Asset/Liability Management and Investment Committee. In addition, the Board has established the Loan Committee and Community Reinvestment Committee, each of which consists of members of the Board and senior management, and has created ad-hoc committees from time to time for particular purposes.

No Director attended fewer than 75% of the total meetings of the Board of Directors and committees on which such Director served during the year ended December 31, 2005, other than Director Brandt who attended 71% of the meetings.

Audit Committee. The Audit Committee presently consists of Directors Taylor (Chair), Eckenhoff, Kaltenbach, Sandmeyer, and Yoh. All members of the Audit Committee are “independent” as such term is defined under the rules of the Nasdaq Capital Market. The Audit Committee assists the Board of Directors in fulfilling its oversight of the audit and integrity of the Bank’s financial statements; the qualifications, independence and performance of the Bank’s independent auditor; the adequacy and effectiveness of the Bank’s accounting, auditing and financial reporting processes; and the Bank’s compliance with legal and regulatory requirements. The duties of the Audit Committee include the selection and appointment of the Bank’s independent auditor, and meeting with the Bank’s independent auditor, with and without management present, to discuss the conduct of its audit and the overall integrity of the Bank’s accounting, auditing, and financial reporting processes. The Board of Directors of the Bank has determined that the Bank does not have an “audit committee financial expert” (as defined in regulations adopted under the Securities Exchange Act of 1934) serving on the Audit Committee. However, the Board believes that the members of the Audit Committee collectively possess all of the attributes of an audit committee financial expert. The Board also believes that the substantial financial and business experience and knowledge of the members of the Audit Committee are sufficient to enable the Audit Committee to properly perform all of its duties and responsibilities. The Board of Directors has adopted a written charter for the Audit Committee, which is reviewed annually by the Audit Committee. The Audit Committee meets on a regular basis at least quarterly; it met 12 times during the year ended December 31, 2005.

Nomination of Directors. Pursuant to New Jersey banking law, the directors of the Bank serve one-year terms. Of the twelve current members of the Board of Directors, ten members are “independent” under the definition set forth in applicable Nasdaq listing requirements. The Board of Directors does not have a standing nominating committee and all independent directors of the Bank perform the function of the nominating committee to select persons to be nominated to serve as directors of the Bank and to fill any vacancies of the Board of Directors. All nominees for directors of the Bank made by the Board must be recommended to the Board by a majority of independent directors of the Board.

The Board of Directors of the Bank met in January 2006 in connection with the nomination of directors for election to the Board.

At its annual reorganization meeting, the Board of Directors reviews all authority and committees of the Board. As part of its ongoing strategic planning process, the Board of Directors at least annually reviews the composition of the Board and the strengths and skills that each member brings to the Board.

Under state and federal banking law, the directors of the Bank are subject to extensive scrutiny. In addition, state banking law requires directors to maintain a minimum ownership level in the Bank’s common stock. While all director candidates must satisfy strong ethical standards, there are no express minimum qualifications for director candidates. Historically, the Bank has considered the following criteria in connection with the evaluation of director candidates:

•	How their service as a director will benefit the Bank
•	How they are expected to interact with the full Board of Directors and management
•	Whether the Director candidates come from the Bank’s market areas
•	The extent of their business leadership and local community involvement

In addition, since the Bank’s inception, share ownership also has been a significant factor in selecting candidates for director.

The Board of Directors will consider director nominees recommended by shareholders in accordance with the procedures set forth in the Bank’s bylaws. Under the Bank’s bylaws, shareholder nominations are required to be made in writing and delivered or mailed to the President of the Bank not later than fourteen days prior to the meeting at which directors are to be elected. The notification must include:

•	The name and address of each proposed nominee
•	The principal occupation of each proposed nominee
•	The name and residence address of the shareholder
•	The number of shares of stock owned by the shareholder

Candidates nominated by shareholders must meet all regulatory qualifications as well as conditions for coverage under the Bank’s insurance policies. Shareholder nominees will be evaluated on the basis of the same criteria that all other director nominees are evaluated.

Historically, the Board of Directors has acted as a group to identify individuals who could be considered as viable Board members. When an individual director identifies a potential candidate he is encouraged to bring that individual’s name to the full Board of Directors for consideration. The Bank has not engaged a third party or parties to identify or evaluate or assist in evaluating potential nominees for directorship.

Policies Regarding Communications with the Board of Directors and Director Attendance at Annual Meetings

Shareholders wishing to communicate with the Board of Directors of the Bank are welcome to contact the Board by sending such communication to Robert H. King, President and Chief Executive Officer. All shareholder communications will be brought to the attention of the full board unless the communication is a personal grievance, or is abusive, illegal or otherwise manifestly inappropriate.

The Board of Directors of the Bank also adopted a formal policy encouraging Board attendance at annual meetings of shareholders. The bylaws provide that the annual meeting shall be held on the fourth Tuesday of April and prior to each annual meeting the members of the Board of Directors are reminded of the meeting date and vote to confirm the date. Eleven of the twelve members of the Board of Directors attended the 2005 annual meeting of shareholders.

SECURITY OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS
AND CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information, as of March 15, 2006, with respect to the beneficial ownership of shares of common stock of the Bank by (i) each shareholder known by us to be the beneficial owner of more than five percent (5%) of the outstanding shares of common stock; (ii) each of the Bank’s directors; (iii) each executive officer named in the Summary Compensation Table appearing below under “Director and Executive Officer Compensation”; and (iv) all executive officers and directors as a group. Except as indicated in the footnotes to the table, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock which they respectively beneficially own.

The address of each person who is one of our executive officers or directors is 3100 Route 38, Mt. Laurel, New Jersey 08054.

	Number of Shares Beneficially Owned (1)	Percent of Bank Common Stock
Certain Beneficial Owners:
Jeffrey P. Orleans (2)	368,114	8.11%
Wellington Management Company, LLP (3)	286,119	6.30%

Directors and Executive Officers:
S. David Brandt, Esq. (4)	28,329	0.62%
Jeffrey Dubrow (5)	23,146	0.51%
A. Theodore Eckenhoff (6)	77,596	1.71%
Benjamin D. Goldman (7)	90,025	1.98%
John Herninko (8)	36,307	0.80%
R. Scott Horner (9)	58,400	1.29%
James L. Kaltenbach, M.D. (10)	38,476	0.85%
Robert H. King (11)	141,569	3.12%
Howard E. Needleman (12)	99,766	2.20%
Luis G. Rogers (13)	16,699	0.37%
Ronald P. Sandmeyer (14)	123,248	2.72%
Jeffrey P. Taylor (15)	115,781	2.55%
Theresa S. Valentino Congdon (16)	23,917	0.53%
James W. Yoh, PhD. (17)	9,919	0.22%
All Directors and Executive Officers of the Bank as a Group (14 persons) (18)	883,178	19.46%

(1)
Beneficial ownership is based on 4,539,190 outstanding shares of common stock as of March 15, 2006. The securities “beneficially owned” by an individual are determined in accordance with the regulations of the Securities and Exchange Commission and, accordingly, may include securities owned by or for, among others, the spouse and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power. A person is also deemed to beneficially own shares of common stock which such person does not own but has the right to acquire presently or within the next 60 days.

(2)
Based solely on information provided to us by the named beneficial owner, Jeffrey P. Orleans, One Greenwood Square, 3333 Street Road, Bensalem, Pennsylvania 19020. Mr. Orleans owns 265,714 shares directly and has voting and investment power over (i) 40,448 shares owned by Orleans Investment Land Associates, LP, a limited partnership of which Mr. Orleans owns 100% of the corporate general partner, and (ii) 61,952 shares owned by 16A Associates, LP, a limited partnership of which Mr. Orleans owns 100% of the corporate general partner. Mr. Orleans is the Chairman and Chief Executive Officer of Orleans Homebuilders, Inc., a company of which Benjamin D. Goldman serves as the Vice-Chairman of the Board. Mr. Orleans disclaims beneficial ownership of shares that Mr. Goldman beneficially owns.

(3)
Information provided by Schedule 13G under the Securities Exchange Act of 1934 filed by the named beneficial owner, Wellington Management Company, LLP, 75 State Street, Boston, MA 02109 in its capacity as investment advisor, are owned of record by clients of Wellington Management. Wellington Management has shared power to vote on 203,799 shares and shared power to dispose of all 286,119 shares.

(4)	Includes 3,858 shares held by Mr. Brandt’s wife, 2,517 shares held by Mr. Brandt in an Individual Retirement Account and an option to purchase 6,253 shares.

(5)	Includes 735 shares held by Mr. Dubrow as custodian for his child, 1,387 shares held in an Individual Retirement Account and an option to purchase 6,253 shares.

(6)	Includes 6,759 shares held by Mr. Eckenhoff’s wife, 7,382 shares held in an Individual Retirement account, and an option to purchase 6,253 shares.

(7)
Includes an option to purchase 2,082 shares. Mr. Goldman serves as the Vice-Chairman of the Board of Orleans Homebuilders, Inc., a company of which Jeffrey P. Orleans is the Chairman and Chief Executive Officer. Mr. Goldman disclaims beneficial ownership of shares that Mr. Orleans beneficially owns.

(8)	Includes 1,203 shares held in an Individual Retirement Account and an option to purchase 32,148 shares.

(9)	Includes 18,561 shares held jointly with Mr. Horner’s wife, 4,735 shares held in an Individual Retirement Account and an option to purchase 35,104 shares.

(10)	Includes 31,575 shares held in an Individual Retirement Account, 648 shares held by Dr. Kaltenbach’s wife, and an option to purchase 6,253 shares.

(11)	Includes 39,508 shares held jointly with Mr. King’s wife and an option to purchase 102,061 shares.

(12)
Includes 2,583 shares held by Mr. Needleman’s wife, 15,430 shares held in an Individual Retirement Account, 2,205 shares held by Needleman & Co. in an Individual Retirement Account in which Mr. Needleman has voting and investment power, and an option to purchase 6,253 shares.

(13)	Includes 143 shares held by Justice for All People, a nonprofit organization of which Mr. Rogers is the executive director, and an option to purchase 2,082 shares.

(14)	Includes 29,600 shares held by Mr. Sandmeyer’s wife as custodian for their grandchildren, 39,381 shares held jointly with his wife and an option to purchase 6,253 shares.

(15)
Includes 46,834 shares held by Mr. Taylor’s wife, 330 shares held by Mr. Taylor’s wife as custodian for their son, 10,555 held in an Individual Retirement Account, and an option to purchase 6,253 shares.

(16)	Includes 661 shares held as custodian for Ms Valentino Congdon’s son and an option to purchase 23,476 shares.

(17)	Includes an option to purchase 2,082 shares.

(18)	Includes 244,284 shares subject to option.

DIRECTOR AND EXECUTIVE OFFICER COMPENSATION

Directors’ Compensation

For each regular meeting of the Bank’s Board of Directors attended in person, each member will receive $500. Members of the committees of the Bank’s Board of Directors receive $400 for attendance at each committee meeting. In addition, a quarterly retainer is paid to each Director as follow: the Board Chairman and the Audit Committee Chairman each receive $1,250; Audit Committee Members each receive $1,000; and all other Directors each receive $750.

Directors’ fees are not paid to any Director who is also an employee of the Bank. Directors are reimbursed for their reasonable out-of-pocket expenses incurred in connection with attendance at meetings of the Bank’s Board of Directors and committees of the Board. No other compensation was paid to Directors in 2005.

Executive Compensation

The following table sets forth summary information regarding compensation paid or accrued by the Bank for services during fiscal years 2005, 2004 and 2003 to the Bank’s President and Chief Executive Officer, Executive Vice President and Chief Financial Officer, Senior Vice President and Senior Loan Officer, and Senior Vice President and Senior Retail Officer (the “Named Executive Officers”). The Bank did not have any other executive officer whose salary and bonus during any of the years ended December 31, 2005, 2004 and 2003 exceeded $100,000.

Summary Compensation Table
		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities underlying Stock Option Grants	All Other Compensation (1)
Robert H. King,	2005	$199,793	$43,106	$0	21,000	$4,627
President and Chief	2004	$193,128	$21,400	$0	55,125	$4,168
Executive Officer	2003	$192,425	$20,600	$0	1,310	$5,092

R. Scott Horner,	2005	$123,708	$31,390	$0	2,625	$3,573
Executive Vice President	2004	$118,982	$10,903	$0	7,875	$3,466
and Chief Financial Officer	2003	$115,071	$10,000	$0	5,720	$2,976

John Herninko,	2005	$124,421	$30,444	$0	2,625	$3,695
Senior Vice President	2004	$119,644	$10,335	$0	7,875	$3,762
and Senior Loan Officer	2003	$115,786	$10,000	$0	5,720	$3,587

T. S. Valentino-Congdon,	2005	$93,201	$22,043	$0	2,625	$2,783
Senior Vice President	2004	$90,079	$7,885	$0	7,875	$2,698
and Senior Retail Officer	2003	$88,323	$7,677	$0	5,720	$2,864

(1)	Represents employer contributions to the Bank’s 401(k) plan.

In 2004, the Bank adopted an incentive compensation plan for selected executives of the Bank. Each executive officer and some other senior officers participate in the incentive plan. Awards under the incentive plan are based on a series of criteria which are established annually by the Board of Directors. Awards are, however, subject to the discretion of the Board of Directors. The maximum cash incentive that any named executive officer may receive under the incentive plan is 30 percent of the individual's annual salary. The performance goals consist of targets for growth in total deposits; growth of pre-taxed income; and a qualitative assessment of the individual's contributions during the annual period of the review. Each assessment area is weighted as 33% of the formula. The annual assessments are completed during the first quarter of the year and considers the progress of the Bank and the individual during the previous annual period. The Personnel Committee of the Board of Directors, consisting of independent directors, is responsible to the Board for administration of the program. The established criteria includes limiting factors which would preclude awards during a specific period. Included among the limiting factors would be if the overall CAMEL rating of the Bank falls below designated acceptable levels, or if pre-tax income declines from the prior year. In such cases, no incentive will be paid to the participants, and the program would be suspended until a return to acceptable operating levels developed. An additional limiting factor would be if the capital to asset ratio falls below 6%, then the growth goal component of the incentive compensation formula will not have been satisfied. All awards under the incentive plan are paid in cash in a lump sum payment.

Employment/Change-in-Control Agreements

The Bank has entered into an employment agreement with Mr. King effective January 25, 2006, for a term of three years (“Term of Employment”) and extending daily until Mr. King reaches the age of 65. The agreement provides for salary and benefits to be paid to Mr. King for services rendered as President and Chief Executive Officer. In addition, the Bank may terminate Mr. King’s employment without Cause, or Mr. King may terminate his employment with Good Reason with 30 days written notice by either party. If the Bank terminates Mr. King’s employment without Cause or if Mr. King terminates his employment with Good Reason, the Bank shall pay Mr. King an amount equal to three times his highest annualized base salary during the Term of Employment plus an average of the annual bonuses paid to him during the three years preceding the year of termination. This amount shall be paid over a three period in 36 equal monthly installments. In addition, Mr. King shall receive a continuation of any welfare benefits he would be participating in at the time of termination for a period of three years. The above also applies in the event of a “change in control”, except that Mr. King has 180 days from that event occurring to terminate his employment.

The Bank has also entered into change-in-control agreements with Mr. Horner, Mr. Herninko and Ms. Valentino Congdon, which provides for their employment for a term of 18 months (“Term of Employment”) from the date of any change in control at their then base salary and with benefits at least comparable to those received by them prior to the change in control. This agreement also provides that within 30 days of any change in control, they may elect to terminate their employment, but shall be entitled to receive 66% of their base salary and the same benefits for the balance of the Term of Employment. If they should die during the Term of Employment following any such termination, the Bank shall pay to his executors, administrators or personal representatives a lump sum in cash equal to the aggregate amount of the remaining salary payments for the Term of Employment. A “change in control” is defined in the agreement to mean a consolidation or merger of the Bank, in which the Bank is not the continuing or surviving entity; any sale, lease, exchange or other transfer of substantially all of the Bank’s assets; or any person or group (not including present members of the Board of Directors) becoming the beneficial owner of 25% or more of the Bank’s outstanding voting securities.

Stock Options

The following table sets forth certain information concerning the grant of options to the Chief Executive Officer and other Named Executive Officers in fiscal 2005.

Option Grants in Last Fiscal Year

Name	Number of Securities Underlying Options Granted (1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/sh)	Expiration Date

Robert H. King	21,000	34.22%	$ 9.60	3/22/15
R. Scott Horner	2,625	4.28%	$ 9.60	3/22/15
John Herninko	2,625	4.28%	$ 9.60	3/22/15
Theresa S. Valentino Congdon	2,625	4.28%	$ 9.60	3/22/15
____________________
(1)
On December 31, 2005, the Board of Directors approved the acceleration of vesting of all remaining stock options held by the Bank’s employees, including those granted in fiscal 2005. The options have an exercise price equal to the fair market value of the common stock on the date of grant.

The following table summarizes the value realized upon exercise of outstanding stock options during fiscal 2005 and the value of the outstanding options held by the Chief Executive Officer and Named Executive Officers.

Aggregated Stock Option Exercises in 2005 and
Year-End Stock Option Values

			Number of Securities Underlying Unexercised Stock Options at Year-End 2005(2)		Value of Unexercised in the Money Stock Options at Year-End 2005(1)(2)
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Robert H. King	--	$--	102,061	--	$353,534	$--
R. Scott Horner	--	$--	35,104	--	$135,569	$--
John Herninko	2,956	$13,066	32,148	--	$119,282	$--
T. S. Valentino Congdon	--	$--	23,476	--	$91,730	$--
________________
(1)
Computed by multiplying the number of in the money stock options by the difference between (i) $12.50, the closing price per share of the common stock on December 31, 2005 and (ii) the option exercise price per share.

(2)
As previously stated, on December 31, 2005, the Board of Directors approved the acceleration of vesting of all remaining stock options held by the Bank’s employees, including those granted in fiscal 2005.

CERTAIN TRANSACTIONS

We have had, and expect in the future to have, banking transactions in the ordinary course of business with our directors and executive officers (and their associates). All loans by us to such persons (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.

As of December 31, 2005, we had total loans and loan commitments outstanding to directors and their affiliates of approximately $7.3 million and no loans outstanding to executive officers.

We believe that all such transactions were on terms at least as favorable to us as we would have received in transactions with an unrelated party.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information regarding our equity compensation plans as of December 31, 2005:

Plan Category	Number of shares of common stock to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of shares of common stock remaining available for future issuance under equity compensation plans (excluding options reflected in column (a)) (c)
Equity compensation plans approved by shareholders	385,572	$8.95	119,280
Equity compensation plans not approved by shareholders	Not applicable	Not applicable	Not applicable
Total	385,572	$8.95	119,280

PROPOSAL II — THE HOLDING COMPANY REORGANIZATION

General

The Bank’s Board of Directors has formed the Holding Company, a business corporation organized under the New Jersey Business Corporation Act. The Bank and the Holding Company have entered into a Plan of Acquisition as permitted by the New Jersey Banking Act. Under the terms of the Plan, each share outstanding of Bank common stock will be exchanged for one share of Holding Company common stock. The Plan must be approved by the Commissioner of Banking and Insurance of New Jersey and by the Federal Reserve Board.

If the Plan is approved by the Bank’s shareholders, and assuming we receive the necessary regulatory approvals, the Bank will become the wholly-owned subsidiary of the Holding Company, the shareholders of the Bank will become the shareholders of the Holding Company, and the Bank will continue its business substantially unchanged under the same management. These arrangements are sometimes referred to in this proxy statement/prospectus as the “Reorganization.”

If all the terms and conditions of the Plan have been satisfied, the Bank’s Board of Directors intends that the Plan will become effective on or about  , 2006, which we will refer to as the Effective Time.

The descriptions of the Plan set forth in this proxy statement/prospectus are qualified in their entirety by reference to the full text of the Plan, a copy of which is attached to this proxy statement/prospectus as Appendix A.

Reasons for the Holding Company Reorganization

The Bank’s Board of Directors believes that the implementation of the Reorganization will provide greater flexibility in financing and a more favorable corporate structure for business growth.

The Holding Company’s certificate of incorporation authorizes 15,000,000 shares of common stock and 10,000,000 shares of preferred stock. No preferred stock will be issued in connection with the Reorganization. The authorized but unissued shares of Holding Company common and preferred stock will be available for issuance from time to time by action of the Board of Directors of the Holding Company to raise additional capital, for authorized acquisitions, and for other corporate purposes without further action by the shareholders of the Holding Company unless otherwise required by law. There are no present plans for the issuance of such shares. The Holding Company will also have the authority to incur indebtedness and to advance the proceeds to the Bank as debt or as a contribution to the Bank’s equity capital.

The Holding Company structure affords more flexibility for expansion beyond the Bank’s traditional banking business and for geographic expansion outside of New Jersey. There are no present plans for such expansion.

The New Jersey Business Corporation Act which will govern the Holding Company’s corporate organization is based upon the American Bar Association’s Model Business Corporation Act and is less restrictive in various respects than the New Jersey Banking Act. For example, an amendment of the certificate of incorporation or a merger under the New Jersey Banking Act requires the approval of shareholders holding two-thirds of the outstanding stock. Under the New Jersey Business Corporation Act, such actions require the approval of a majority of the votes cast by shareholders entitled to vote.

Description of the Reorganization

Upon shareholder approval and adoption of the Plan, the Reorganization will be accomplished as follows:

1.
Upon the Effective Time, each outstanding share of the Bank’s common stock shall be deemed to have been acquired by the Holding Company in exchange for one share of Holding Company common stock, and the holders of the then issued and outstanding shares of the Bank’s common stock, except shareholders who exercise dissenters’ rights, shall, without any further action on their part or on the part of the Holding Company, automatically and by operation of law cease to own such shares and shall instead become owners of one share of Holding Company common stock for each share of the Bank’s common stock theretofore held by them.

2.
Upon or immediately after the Effective Time, the Bank shall notify all shareholders of the procedure by which certificates representing shares of the Bank’s common stock may be exchanged for certificates of Holding Company common stock. The Bank’s transfer agent, Stock Trans, Inc., shall act as exchange agent in effecting the exchange of certificates. After receipt of such notification, each holder shall be obligated to surrender the certificates representing shares of Bank common stock in exchange for certificates of Holding Company common stock as promptly as possible. Notwithstanding the foregoing, any shareholder not desiring to exchange his or her shares shall be entitled to dissenters’ rights as provided under the New Jersey Banking Act of 1948. See “Proposal II—The Holding Company Reorganization—Rights of Dissenting Shareholders”.

The Board of Directors presently intends to cause the Holding Company to be initially capitalized with a nominal amount of cash. Future capitalization of the Holding Company will be dependent upon dividends declared by the Bank based on future earnings and subject to regulatory requirements or the raising of additional capital by the Holding Company through a future issuance of securities, debt, or by other means. The Board of Directors has made no determination as to any future issuance of securities or debt at this time.

Each option for shares of Bank common stock outstanding immediately prior to the consummation of the Reorganization will be assumed by the Holding Company and become an outstanding option for an equal number of shares of Holding Company common stock for the same exercise price. All provisions of the applicable Bank stock option grants and plans will remain in full force and effect, except that each such stock option may be exercised only for the same number of shares of Holding Company common stock.

After the Reorganization, the Bank will continue its existing business and operations as a wholly-owned subsidiary of the Holding Company. The consolidated capitalization, assets, liabilities, income, and financial statements of the Holding Company immediately following the Reorganization will be substantially the same as those of the Bank immediately prior to consummation of the Reorganization. The corporate existence of the Bank will continue unaffected and unimpaired by the Reorganization. The Reorganization will not result in a change in the Bank’s directors, officers, or personnel. For information with respect to the management of the Holding Company see “Business of the Holding Company—Management.” After consummation of the Reorganization, the Bank will be subject to regulation and supervision by regulatory authorities to the same extent as it is now. It is expected that the Bank will pay the initial expenses of the Holding Company after consummation of the Reorganization, which expenses are expected to be nominal. For information with respect to the supervision and regulation of the Holding Company, see “Regulation—Regulation of the Holding Company”.

In connection with the Reorganization, the Bank will file an application for approval to form a bank holding company with the Board of Governors of the Federal Reserve System, which we refer to as the Federal Reserve Board. New Jersey law authorizes a New Jersey corporation and a state-chartered bank to enter into a plan of acquisition to exchange shares in the bank for shares in the holding company and requires that the Plan be approved by the affirmative vote of two-thirds of the outstanding shares of voting stock of the Bank and that the Bank’s shareholders be accorded dissenters’ rights of appraisal.

Effective Time

The Effective Time of the Reorganization will be the fifth business day following the satisfaction of all conditions to the Plan or such later date as may be specified by the Boards of Directors of the Holding Company and the Bank. Upon the Effective Time, the Plan shall be filed with the New Jersey Department of Banking and Insurance along with the certification of the president of the Bank that the Plan was approved at the meeting by the holders of at least two-thirds of the outstanding shares of the Bank.

Exchange of Stock and Certificates

At the Effective Time, all of the shares of Bank common stock then issued and outstanding, other than shares held by dissenting shareholders, shall be deemed to have been acquired by the Holding Company in exchange for the issuance of an equal number of shares of Holding Company common stock; and all holders of shares of Bank common stock shall cease being shareholders of the Bank and shall have only the right to receive one share of Holding Company common stock for each share of Bank common stock previously held by them.

As soon as reasonably practicable after the Effective Time, the Holding Company will cause to be mailed to each holder of record of a certificate or certificates which immediately prior to the effective time evidenced outstanding shares of Bank common stock, other than dissenting shareholders, (i) a letter of transmittal which shall specify that the delivery shall be effected, and risk of loss and title to the certificate shall pass, only upon proper delivery of the certificate to the Holding Company and shall be in such form and have such other provisions as the Holding Company may reasonably specify, and (ii) instructions for use in effecting the surrender of the certificate in exchange for a certificate evidencing shares of Holding Company common stock. Upon surrender of a certificate together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates evidencing an equal number of shares of Holding Company common stock, and (B) any dividends or other distributions to which such holder is entitled under the Plan. In the event of a transfer of ownership of shares of Bank common stock which is not registered in the transfer records of the Bank, a certificate evidencing the proper number of shares of Holding Company common stock may be issued to a transferee if the certificate evidencing such shares of Bank common stock is presented to the Holding Company, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate, other than those held by dissenting shareholders, shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the same number of shares of Holding Company common stock.

Certain Federal Income Tax Consequences

The following discussion summarizes certain federal and state income tax consequences of the Reorganization to holders of Bank common stock. The discussion does not address all aspects of federal income taxation that may be relevant to particular shareholders and may not be applicable to shareholders who are not citizens or residents of the United States, or who will acquire their Holding Company common stock pursuant to the exercise or termination of employee stock options or otherwise as compensation, nor does the discussion address the effect of any applicable foreign, state, local or other tax laws, except as expressly set forth below. This discussion assumes that Bank shareholders hold their Bank common stock as capital assets within the meaning of Section 1221 of the Code. Each shareholder should consult his or her own tax advisor as to the particular tax consequences to him or her of the Reorganization, including the applicability and effect of foreign, state, local and other tax laws.

In the opinion of Dilworth Paxson LLP, counsel to the Holding Company, the Reorganization will, under current law, constitute a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Holding Company and the Bank will each be a party to the Reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, counsel has relied upon written representations and covenants of the Holding Company and the Bank. No ruling has been sought from the Internal Revenue Service as to the Federal income tax consequences of the Reorganization, and the opinion of counsel is not binding on the Internal Revenue Service or any court.

As a tax-free reorganization, in counsel’s opinion, the Reorganization will have the following federal income tax consequences for the shareholders, the Bank and the Holding Company:

1.
No gain or loss will be recognized by holders of Bank common stock as a result of the exchange of such shares for shares of Holding Company common stock pursuant to the Reorganization. In addition, no gain or loss will be recognized for state income tax purposes as a result of such exchange for holders of Bank common stock that reside in New Jersey or Pennsylvania.

2.
The tax basis of the shares of Holding Company common stock received by each shareholder of the Bank will equal the tax basis of such shareholder’s shares of Bank common stock exchanged in the Reorganization.

3.
The holding period for the shares of Holding Company common stock received by each shareholder of the Bank will include the holding period for the shares of Bank common stock of such shareholder exchanged in the Reorganization.

4.	Neither the Holding Company nor the Bank will recognize gain or loss as a result of the Reorganization.

5.
Dissenting shareholders of the Bank who receive cash in lieu of Holding Company common stock will recognize gain or loss on receipt of such cash for federal and state income tax purposes. Generally, any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the tax basis of the shareholder’s Bank common stock.

Comparison of Shareholders’ Rights

The Holding Company is incorporated in New Jersey pursuant to the New Jersey Business Corporation Act, and the Bank is a New Jersey bank formed under the New Jersey Banking Act. The rights of Bank shareholders are currently governed by the New Jersey Banking Act, the Bank certificate of incorporation and the Bank bylaws. Upon completion of the Reorganization, Bank shareholders will become Holding Company shareholders, and their rights will be governed by the New Jersey Business Corporation Act, the Holding Company certificate of incorporation and the Holding Company bylaws. The following is a summary of the material differences between the rights of holders of Holding Company common stock and the rights of holders of Bank common stock, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the New Jersey Business Corporation Act, the New Jersey Banking Act, the Holding Company certificate of incorporation, the Bank certificate of incorporation, the Holding Company bylaws and the Bank bylaws.

    AuthorizedCapital Stock

The Bank's authorized capital stock consists of 15,000,000 shares of capital stock, at $2.00 par value per share. The Bank currently has only common stock outstanding, but is permitted under New Jersey law to issue preferred stock if an amendment to the Certificate of incorporation authorizing the issuance of preferred stock is approved by the holders of at least two-thirds of the outstanding shares of common stock.

The Holding Company’s authorized capital stock consists of 25,000,000 shares, of which 15,000,000 shares are common stock, $2.00 par value per share, and 10,000,000 shares are preferred stock, with no par value per share. No shareholder approval is required for the Holding Company to issue shares of preferred stock. Preferred stock, which possibly would represent an additional class of stock required to approve any proposed acquisition, may be issued from time to time without shareholder approval in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. Issuance of the preferred stock could adversely affect the relative voting rights of holders of the Holding Company’s common stock. In the event of a proposed merger, tender offer or other attempt to gain control of the Holding Company that the Board of Directors does not approve, it might be possible for the Board to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock may be to deter a future non-negotiated takeover attempt. The Board has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of the shareholders. The preferred stock, none of which has been issued by the Holding Company, together with authorized but unissued shares of common stock, also could represent additional capital required to be purchased by the acquiror.

Dividends

The ability of the Bank to pay dividends on its capital stock is restricted by applicable federal and state law. Although the Holding Company is not directly subject to these restrictions, such restrictions will indirectly affect the Holding Company because dividends from the Bank will be the Holding Company’s primary source of funds for the payment of dividends to shareholders of the Holding Company. There are also restrictions on the Holding Company’s ability to pay dividends to its shareholders. New Jersey law provides that dividends may not be paid if it would cause the corporation to be unable to pay its debts as they become due in the normal course of business or if it would cause the corporation's total assets to be less than its total liabilities. For a full description of the ability of the Bank and the Holding Company to pay dividends, see “Market Prices and Dividends—Dividends”.

Voting

No Cumulative Voting. Neither the Bank nor the Holding Company permit cumulative voting in the election of directors.

Required Vote for Certain Business Combinations. An agreement of merger or plan of acquisition involving the Bank requires the affirmative vote of holders of at least two-thirds of the shares of stock entitled to vote on the matter.

In general, any plan of merger or plan of consolidation involving the Holding Company will require the affirmative vote of a majority of the votes cast by the holders of shares entitled to vote on the matter. However, if the Holding Company were the surviving corporation in a merger, approval of the shareholders is not required if (i) the plan of merger does not make an amendment of the certificate of incorporation of the Holding Company that would otherwise require shareholder approval; (ii) the shares outstanding immediately before the effectiveness of the merger are not changed by the merger; and (iii) the number of voting or participating shares outstanding after the merger, after giving effect to the merger, including shares issuable upon conversions of other securities or upon exercise of rights or warrants issued pursuant to the merger, will not exceed by more than 40% the number of voting and participating shares, as the case may be, of the Holding Company outstanding immediately prior to the merger.

Provisions Relating to Directors

Number of Directors. The Bank and Holding Company Boards of Directors must consist of not less than five nor more than 25 directors with the exact number of directors to be fixed and determined from time to time by resolution of a majority of the full Board of Directors or by resolution of the shareholders at any shareholders’ meeting. Both the Bank’s Board of Directors and the Holding Company’s Board of Directors currently consist of 12 Directors.

Terms of Directors. The Directors of the Bank and of the Holding Company each serve one-year terms so that the entire Board of Directors of both the Bank and the Holding Company must be elected each year.

Shareholder Nominations. The Bank’s bylaws provide that nominations for election to the Board of Directors, other than those made by the Board of Directors, must be made via written notice to the President of the Bank, not less than fourteen days prior to any meeting of the shareholders called for the election of directors. Nominations not made in this manner may be disregarded by the Chairman of the meeting, at his discretion.

The bylaws of the Holding Company provide that all nominations, other than those made by the Board, must be made via written notice to the Secretary of the Holding Company not later than the latest date upon which shareholder proposals must be submitted for inclusion in the Holding Company’s proxy statement under the federal securities laws or, if no such rules apply, at least 90 days in advance of the preceding year’s annual meeting. If the election will be held via special meeting, the notice must be given at least 30 days prior to the printing of the Holding Company’s proxy materials or, if no such proxy materials are being distributed, at least the close of business on the fifth day following the date on which notice of such meeting is given to the shareholder.

Amendmentof Governing Instruments

The Bank’s certificate of incorporation may be amended upon the affirmative vote of holders of at least two-thirds of the stock entitled to vote. The Bank’s bylaws may be amended, altered or repealed upon the vote of a majority of the entire Board of Directors at any Board meeting, subject to alteration or repeal by the shareholders at any meeting.

The Holding Company Board of Directors is authorized to amend the certificate of incorporation so as (i) to divide the authorized shares of preferred stock into series; (ii) to determine the designation and number of shares of any series; and (iii) to determine the relative voting, dividend, conversion, redemption, liquidation and other rights, preferences and limitations of the authorized shares of preferred stock. All other amendments to the Holding Company certificate of incorporation must be adopted by the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon. The Holding Company bylaws may be amended upon vote of a majority of the entire Board of Directors at any meeting of the Board of Directors but bylaws made by the Board of Directors may be altered or repealed and new bylaws adopted by the Holding Company shareholders by the affirmative vote of a majority of the votes cast by shareholders entitled to vote thereon.

Special Meetings of Shareholders

Special meetings of the Bank shareholders may be called by the Bank Board of Directors, the Bank president or any three shareholders owning, in the aggregate, not less than 10% of the Bank common stock outstanding.

Special meetings of Holding Company shareholders may be called at any time by the Board of Directors. In addition, upon the application of the holder or holders of not less than 10% of all shares entitled to vote at a meeting, the New Jersey Superior Court, in an action in which the court may proceed in a summary manner, for good cause shown, may order a special meeting of the shareholders to be called and held at such time and place, upon such notice and for the transaction of such business as may be designated in such order.

Dissenters’ Rights

Under the New Jersey Banking Act of 1948, dissenters’ rights of appraisal are available to Bank shareholders who follow certain prescribed procedures. See “Proposal II — The Holding Company Reorganization — Rights of Dissenting Shareholders”.

Dissenters’ rights are not available pursuant to a plan of merger or consolidation if the shares of the Holding Company are listed on a national securities exchange or held of record by at least 1,000 holders or if the shareholder will receive as consideration in such merger or consolidation only (i) cash; (ii) shares of stock, obligations, or other securities which are either listed on a national securities exchange or held of record by more than 1,000 shareholders; or (iii) a combination of cash and such securities.

New Jersey Shareholders Protection Act

New Jersey has enacted statutory anti-takeover provisions in its Shareholder Protection Act, under Sections 14A:10A-1 through 10A-6 of the New Jersey Business Corporation Act. Statutory anti-takeover provisions can be effective by causing substantial delays before an acquirer can consummate certain business combinations (including a merger), which typically either causes the takeover to fail or enables the corporation to locate a more favorable acquirer. This Act applies to the Holding Company, but not to the Bank.

New Jersey’s statute provides for a five-year prohibition on consummation of a business combination with the target from the date an acquirer becomes an “interested shareholder” (i.e. the acquirer holds 10% or more of the target corporation’s voting stock) unless the business combination is approved by the board of directors prior to the time the interested shareholder acquired its 10% holding.

In addition, a New Jersey corporation may not engage in a business combination with an interested shareholder at any time unless one of the following three conditions is met: (i) approval by the target’s board of directors, prior to the 10% acquisition; (ii) an affirmative vote of two-thirds of the outstanding voting stock not owned by the interested shareholder; or (iii) compliance with certain financial formulations designed to assure a fair price for the target’s shareholders in exchange for their ownership interest.

Anti-Takeover Effects

Certain of the foregoing provisions of the Holding Company’s certificate of incorporation and bylaws and the operation of New Jersey law could have the effect of discouraging an acquisition of the Holding Company, or stock purchases in furtherance of an acquisition, and could accordingly, under certain circumstances, discourage transactions that might otherwise have a favorable effect on the price of the Holding Company’s common stock.

Notwithstanding the foregoing, the Board of Directors of the Bank believes that the provisions described above with respect to the Holding Company’s certificate of incorporation and bylaws are prudent and will reduce vulnerability to takeover attempts and certain other transactions that are not negotiated with and approved by the Board of Directors of the Holding Company. The Board of Directors of the Bank believes that these provisions are in the best interests of the shareholders. In the judgment of the Board, the directors are in the best position to determine the true value of the company and to negotiate more effectively for what may be in the best interests of the shareholders. Accordingly, the Board of Directors of the Bank believes that it serves the shareholders to encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors of the Bank that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Holding Company.

Despite the belief of the Board of Directors of the Bank as to the benefits to the shareholders of the foregoing provisions, these provisions also may have the effect of discouraging a future takeover attempt in which shareholders might receive a premium for their shares over then current market prices. These provisions may serve to make it more difficult to remove incumbent management and may also discourage all attempts to acquire control not approved by the Board for any reason. As a result, shareholders who might desire to participate in, or benefit from, such a transaction may not have an opportunity to do so. The Board of Directors of the Bank, however, have concluded that the potential benefits of these provisions outweigh their possible disadvantages.

The Board of Directors of the Bank is not aware of any effort that might be made to acquire control of the Bank or of the Holding Company following the Reorganization.

Indemnification and Limitation on Liability

Under New Jersey law and in accordance with the Bank’s bylaws, the Bank shall indemnify a director, officer, employee or agent who is a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he acted in such capacity for the Bank, subject to certain limitations and qualifications. The Bank’s certificate of incorporation also provides that directors and officers shall not be personally liable to the Bank or its shareholders for damages for breach of any duty owed to the Bank or its shareholders, subject to certain limitations and qualifications.

Under New Jersey law and in accordance with the Holding Company’s certificate of incorporation, the Holding Company shall indemnify a director, officer, employee or agent who is a party to any action, suit or proceeding, civil or criminal, by reason of the fact that he acted in such capacity for the Holding Company, subject to certain limitations and qualifications. The Holding Company’s certificate of incorporation also provides that directors and officers shall not be personally liable for damages for breach of any duty owed to the Holding Company or its shareholders, other than a breach of duty based upon an act or omission (i) in breach of the duty of loyalty, (ii) not in good faith or involving a knowing violation of law; or (iii) resulting in receipt of an improper personal benefit. This provision does not limit the personal liability of the Holding Company’s directors or officers for monetary damages for breaches of the fiduciary duties imposed on directors which constitute self-dealing, willful misconduct, or a knowing violation of law. In addition, this provision does not limit the liability of directors or officers arising under any criminal statute or for the payment of any federal, state, or local taxes. However, with respect to other matters, this provision will preclude certain shareholder derivative actions and may be construed to preclude other third party claims against the directors, even if such actions otherwise would be beneficial to shareholders of the Holding Company. The certificate of incorporation also provides that any amendment or repeal of this provision will not adversely affect any right of a director of the Holding Company with respect to any right or protection of a director of the Holding Company existing at the time to such amendment or repeal.

The provisions regarding personal liability and indemnification are designed to assist the Holding Company in attracting and retaining qualified directors and officers and to ensure that directors and officers will be able to exercise their best business judgment in managing the Holding Company’s affairs, subject to their continuing fiduciary duties to the Holding Company and its shareholders, in a manner that is not unreasonably impeded by exposure to the potentially high personal costs or other uncertainties of litigation. The nature of the tasks and responsibilities undertaken by directors of publicly-held corporations often require such persons to make difficult judgments of great importance which can expose such persons to personal liability, but from which they will acquire no personal benefit. In recent years, litigation against corporations and their directors and officers, challenging good faith business judgments and involving no allegations of personal wrongdoing, has become common. Such litigation regularly involves damage claims in large amounts that bear no relationship to the amount of compensation received by the directors or officers, particularly in the case of directors who are not employees of the corporation. The expense of such litigation, whether it is well-founded or not, can be substantial. The provisions in the Holding Company’s certificate of incorporation relating to director liability are intended to reduce, in appropriate cases, the risk incident to serving as a director or officer and to assist the Holding Company in attracting and retaining the persons most qualified to serve. Such provisions, however, may result in shareholders relinquishing a potential cause of action against a director for breach of fiduciary duty, including acts or omissions which constitute gross negligence.

Stock Option Plans

Each option for shares of Bank common stock outstanding immediately prior to the consummation of the Reorganization will be assumed by the Holding Company and become an outstanding option for an equal number of shares of Holding Company common stock for the same exercise price. All provisions of the applicable Bank stock option grants and plans will remain in full force and effect, except that each such stock option may be exercised only for the same number of shares of Holding Company common stock.

Conditions and Termination

The Plan is conditional upon the approval by holders of two-thirds of the outstanding shares of Bank common stock. The Reorganization is also subject to the prior approval of the Federal Reserve Board.

The Boards of Directors of the Holding Company and the Bank may also terminate the Plan for any reason at any time prior to the annual meeting and shall have the right to terminate the Plan after the annual meeting if shareholders holding more than 75,000 shares of Bank common stock have filed a notice of dissent to the Plan at or prior to the annual meeting or at their discretion.

Financial Accounting Treatment

For financial reporting and related purposes, the assets, liabilities, and shareholders’ equity of the Bank immediately prior to the Reorganization will be carried forward on consolidated financial statements of the Bank and the Holding Company after the Reorganization at the amounts carried on their respective books at the Effective Time of the Reorganization.

Legal Matters

    The validity of the shares of the Holding Company common stock issuable upon consummation of the reorganization will be passed upon by Dilworth Paxson LLP, Philadelphia, Pennsylvania.

Amendment

Subject to the approval of the Commissioner of Banking and Insurance of New Jersey, the Boards of Directors of the Holding Company and the Bank may amend the provisions of the Plan, provided that any such amendment does not affect the number of shares of Holding Company common stock to be received by holders of shares of Bank common stock.

Rights of Dissenting Shareholders

Under the Banking Act, holders of Bank common stock have dissenters’ rights in connection with the Plan. If the Reorganization is not consummated for any reason, the demand for appraisal will be of no effect. The following is a summary of such dissenters’ rights which is qualified by the full text of applicable sections of the Banking Act set forth in Appendix D.  If you hold your shares in "street name", you should contact your broker regarding the procedures you must follow in order to exercise your dissenters' rights of appraisal.

Any shareholder of the Bank may dissent from the Plan prior to the shareholder vote at the annual meeting by filing a written notice with the Bank, stating that such shareholder intends to demand payment for such shareholder shares if the Plan becomes effective. A shareholder may not dissent as to less than all shares beneficially owned by such shareholder. Within 10 days of approval of the Plan, the Bank will notify all shareholders by certified mail who filed a written notice of dissent and any such shareholder has 20 days thereafter to make a written demand for the fair value of such shareholder shares. Once such a demand is made, such shareholder is referred to as a “Dissenting Shareholder” and ceases to have any rights as a shareholder except the right to be paid the fair value of such shareholder shares.

A Dissenting Shareholder must submit the certificate or certificates representing the shares of Bank common stock to the Bank within 20 days of demanding payment of fair value. The certificates will receive a notation that a demand has been made, and the certificates will be returned to the Dissenting Shareholder.

The fair value of the Dissenting Shareholder’s shares will be determined as of the day before the Annual Meeting. Any appreciation or depreciation in the value of the shares as a result of the consummation of the Plan will not be considered.

A Dissenting Shareholder’s right to be paid the fair value of such shareholder's shares will cease if:

•	such shareholder's certificates were not presented for notation, unless a court shall otherwise direct;
•	demand for payment is withdrawn with the written consent of the Bank;
•	the fair value of the shares is not agreed upon as provided in the Banking Act, and no action for the determination of fair value is timely commenced;
•	the New Jersey Superior Court determines the shareholder is not entitled to payment for such shareholder's shares;
•	the Plan is abandoned, rescinded or terminated; or
•	a court permanently enjoins or sets aside the acquisition of shares.

Upon the happening of any of the aforementioned events, the rights of the Dissenting Shareholder as a shareholder of the Bank will be reinstated.

A Dissenting Shareholder may not withdraw his demand for payment of the fair value of his shares without the written consent of the Bank. A Dissenting Shareholder’s enforcement of his right to receive payment for his shares excludes enforcement of any other right to which he might be entitled as a shareholder. A Dissenting Shareholder is not prevented from bringing an action on the ground that the Plan will be or is ultra vires, unlawful or fraudulent as to him.

Within 10 days after the effective date of the Plan, the Bank will mail to each Dissenting Shareholder the Bank’s balance sheet and the surplus statement as of the latest available date and a profit and loss statement for not less than a 12-month period ended on the date of the balance sheet. In the mailing the Bank may include a written offer to pay each Dissenting Shareholder for his shares at a specified price deemed by the Bank to be fair value. If the fair value of the shares is agreed upon within 30 days of the mailing, payment will be made upon surrender of the certificate or certificates representing these shares. If the fair value of the shares is not agreed upon within such 30-day period, the Dissenting Shareholder may serve a written demand on the Bank that it commence an action in the New Jersey Superior Court for a fair value determination. A Dissenting Shareholder has 30 days from the end of the 30-day period to agree on a fair value to make such demand, and the Bank has 30 days after receipt of such demand to bring an action. If the Bank fails to bring an action, then the Dissenting Shareholder has 60 days to bring an action in the name of the Bank.

In any action to determine the fair value of shares: the Superior Court shall have jurisdiction; all Dissenting Shareholders that do not agree on the price to be paid for their shares will be made parties to the action; an appraiser may be appointed by the court to report on the issue of fair value; and the court shall render judgment against the Bank and in favor of each participating Dissenting Shareholder for the amount of the fair value of his shares.

The judgment for the fair value of the shares is payable upon surrender to the Bank of the certificate or certificates representing the shares. The Bank must pay interest from the day of the annual meeting to the day of payment unless the court finds the Dissenting Shareholder’s refusal to accept the Bank’s offer of fair value was not in good faith, in which case no interest will be paid to him.

The court will determine and apportion among the parties the costs and expenses of bringing the action. Fees and expenses for counsel and experts will not be apportioned unless the court finds that the Bank’s offer was not made in good faith or an offer was never made, in which case the court may award the Dissenting Shareholder reasonable legal and expert fees.

Upon payment for shares, the Bank will acquire all the right, title and interest in and to such shares, notwithstanding any other provision of law. Shares acquired by the Bank will be disposed of as provided under the Banking Act.

The Board of Directors recommends a vote "FOR" this proposal to approve the Plan of Acquisition and the Reorganization.

PROPOSAL III — APPROVAL OF 2006 EMPLOYEE STOCK OPTION PLAN

On February 28, 2006, the Board of Directors of the Bank adopted the 2006 Employee Stock Option (the “Option Plan”), subject to shareholder approval at a meeting of shareholders and the filing of a copy of the Option Plan with the New Jersey Department of Banking. The Option Plan, if approved, will make available for grant options in addition to those outstanding under the 1994, 1998 and 2003 Employee Option Plans and the 1998 Director Stock Option Plan (the “Existing Option Plans”). As of March 15, 2006, there were options for 501,506 shares outstanding under the Existing Option Plans. If the Reorganization is completed, then the Existing Option Plans and the Option Plan (assuming that it is also approved by the Bank’s shareholders at the annual meeting) will automatically be assumed by the Holding Company.

Purpose of the Option Plan

The purpose of the Option Plan is to encourage stock ownership by certain of our key employees so that these employees may increase their proprietary interest in our success and be encouraged to remain employed by us.

Description of the Option Plan

The principal features of the Option Plan are summarized below, but the summary is qualified in its entirety by the full text of the Option Plan. A copy of this Option Plan is attached to this proxy statement/prospectus as Appendix E.

A total of 300,000 shares of our common stock will be reserved for issuance upon the exercise of options to be granted under the Option Plan (subject to adjustments in the event of certain changes in our capitalization).

The effective date of the Option Plan will be the date of shareholder approval of the Option Plan, and the Option Plan will have a term of nine years from the effective date.

Administration

The Option Plan will be administered by an option committee (“Option Committee”) consisting of all of the members the Board of Directors of the Bank (or, if the Reorganization is completed, of the Holding Company) who are both “non-employee directors” as such term is defined under the Securities Exchange Act of 1934, as amended, and “outside directors” as defined by applicable Treasury Regulations. The Option Committee will have the final authority to grant options under the Option Plan.

Eligibility

The persons who will be eligible to receive options under the Option Plan will be the management employees of the Bank, for which there are approximately 30 employees of the Bank, (including employees who may be members of the Board of Directors), but excluding persons who may own 10% or more of the outstanding common stock at the time of grant. An option holder may hold more than one option but only on the terms and subject to the restrictions contained in this proxy statement/prospectus and Option Plan attached as Appendix E. Options under the Option Plan may be “incentive stock options” as defined in Section 422 of the Internal Revenue Code, as amended (“Code”) or “nonstatutory stock options,” unless otherwise designated at the time of grant.

The total fair market value (determined as of the time the option is granted under the Option Plan) of the stock for which any employee may be granted incentive stock options which are first exercisable in any calendar year (under all such stock options plans of the Bank (or, if the Reorganization is completed, of the Holding Company)) will not exceed $100,000. No employee will be granted options covering more than 50,000 shares during any calendar year.

Terms and Exercise of Options

When the Option Committee grants options, a Notice of Grant of Stock Option (“Notice”) will be given to the optionee, stating number of shares to which it pertains and the option price. The option price will not be less than 100% of the fair market value of our shares of common stock on the date of the granting of the option. The option price will be payable to the Bank (or, if the Reorganization is completed, of the Holding Company) by the option holder in cash or check.

Each Notice will also state the date on which the option will expire, as determined by the Option Committee. However, no option will be exercisable after 10 years from the date on which it is granted and no option may be exercised after the expiration of its term.

Options may only be exercised by an optionee while he or she is employed by us but in the event of termination or retirement options may be exercised at anytime within three months of the optionee’s termination date. However, any unexercised options that have not accrued will not be exercisable.

If the optionee dies or becomes disabled while employed by us, any unexercised option, including any installments as described below, will be fully exercisable at any time within 12 months after the optionee's death or disability by the optionee if disabled or by the executors or administrators of the optionee’s estate or by any person or persons who will have acquired the option directly from the optionee by bequest or inheritance.

The Notice may also provide that the option will be exercisable in installments rather than exercisable immediately in full, but the Option Committee may provide, in the case of an option not immediately exercisable in full, for the acceleration of the time at which the option may be exercised.

Any Notice may contain such limitations and restrictions upon the exercise of the option as will be necessary in order that such option will be an “incentive stock option” as defined in Section 422 of the Code, where such treatment is intended.

During the lifetime of the optionee, an option will be exercisable only by the optionee, will not be assignable or transferable, and no other person will acquire any rights of the optionee under the option.

An optionee will have no rights as a shareholder of Sterling until the date of the issuance of shares in accordance with the option. No adjustment will be made for dividends or distributions or other rights for which the record date is prior to the date such stock is issued.

Subject to the terms and conditions and within the limitations of the Plan, the Option Committee may modify, extend or renew outstanding options granted under the Option Plan, or accept the surrender of outstanding options. However, no modification of an option will, without the consent of the optionee, impair any rights or obligations under any option granted under the Option Plan.

Each option under the Option Plan will be granted on the condition that the purchases of stock will be for investment purposes only and not with a view to resale or distribution, except that in the event the stock subject to such option is registered under the Securities Act or in the event a resale of such stock without such registration would otherwise be permissible, such condition will be inoperative if, in the opinion of our counsel, such condition is not required under the Securities Act or any other applicable law, regulation or rule of any governmental agency.

The Board of Directors the Bank (or, if the Reorganization is completed, of the Holding Company), may suspend or discontinue the Option Plan or revise or amend it in any respect whatsoever except that, without approval of the shareholders, no such revision or amendment will change the number of shares subject to the Option Plan, change the designation of the class of employees eligible to receive options, decrease the price at which options may be granted, or remove the administration of the Option Plan from the Option Committee. Furthermore, the Plan may not, without the approval of the shareholders, be amended in any manner that will cause options issued under it to fail to meet the requirements of incentive stock options as defined in Section 422 of the Code.

The Option Plan provides that the grant of an option will not be construed to imply or to constitute evidence of our agreement, express or implied, to continue to employ an employee and is not intended to alter the responsibilities, duties or authority of any employee.

Federal Income Tax Consequences

For federal income tax purposes under the current law, no taxable income will be recognized by the recipient of an incentive stock option within the meaning of Section 422 of the Code upon either the grant or exercise of the option. The excess of the market price of the shares obtained upon exercise over the exercise price will be included in alternative minimum taxable income in the year of exercise and may be subject to alternative minimum tax. If so, a credit for such tax paid may be allowable against any regular income tax due when the stock is eventually sold. Any gain on sale will represent long term capital gain provided no disposition of the stock received upon exercise of the option is made within two years of the granting of the option or within one year of the exercise. The gain or loss will be measured by the difference between the sale price of the stock and the option price. If the holding periods described above are met, Sterling will receive no deduction for the difference between the exercise price and the market price at the time of exercise. If the holding periods are not met, then the recipient will reorganize ordinary compensation income upon disposition of the shares in an amount equal to the lesser of (i) the sale price or (ii) the value of the shares at the time of exercise, over the exercise price. Sterling will receive a compensation deduction in an equivalent amount.

While no taxable income will be recognized by the recipient of an option that does not qualify as an incentive stock option upon the grant of the option, the recipient of a nonqualified option will recognize ordinary compensation income upon the exercise of such option.

The amount recognized will be the excess of the fair market of stock received upon exercise over the exercise price. This amount will be subject to withholding taxes and the recipient must arrange with Sterling for the payment of such taxes upon exercise. Sterling will receive a compensation deduction in such same amount in the year of exercise.

This summary does not address any state, local or foreign tax aspects of the options. The grantee of an option should consult his or her own tax advisor regarding the tax consequences of exercise and disposition of shares, and any state, local or foreign tax consequences.

The affirmative vote of the holders of at least two-thirds of the shares of the Bank's common stock entitled to vote at the annual meeting is required to approve the Option Plan.

The Board of Directors recommends a vote “FOR” this proposal to approve the Bank's 2006 Employee Stock Option Plan.

MARKET PRICES AND DIVIDENDS

General

In May 2005, the Bank completed the sale of a total of 1,437,500 shares of common stock, par value $2.00 per share, in a public offering at $9.75 per share, and the Bank received net proceeds of approximately $12.8 million. The offer and sale of these shares of common stock was exempt from registration under the Securities Act of 1933 pursuant to section 3(a)(2) thereof.

The following table shows the stock option exercises in 2005. Only employees of the Bank exercised such options in 2005.

Date	Exercised Shares	Price
01/06/05	350	$8.86
04/27/05	1,055	7.34
04/29/05	1,408	7.34
10/24/05	2,956	6.99

Stock option exercises are also exempt offers and sales under Section 3(a)(2) of the Securities Act.

The number of shareholders of record of common stock, as of December 31, 2005, was 238.

The table below presents the high and low sales prices reported for the Bank’s common stock as reported by the Nasdaq Capital Market for the periods indicated.

Nasdaq Capital Market
Year	Quarter	High price	Low price
2005	4th	$12.50	$10.51
	3rd	12.51	10.55
	2nd	12.00	9.75
	1st	11.98	10.00

2004	4th	12.00	9.54
	3rd	10.75	9.03
	2nd	10.75	8.60
	1st	11.44	9.26

Dividends

The holders of the Bank’s common stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. The Bank’s ability to pay cash dividends is limited by applicable state and federal law.

The Bank first paid a quarterly cash dividend to our shareholders in 2004, when we declared a cash dividend of $0.02 per common share payable February 2004. The Bank also paid a quarterly cash dividend of $0.02 per common share in each of May, August, and November 2004. In January 2005, the Bank declared a quarterly cash dividend of $0.03 per share payable February 2005. The Bank also paid a quarterly cash dividend of $0.03 per common share ineach of May, August, and November 2005. On January 24, 2006, the Bank declared a cash dividend of $0.03 per common share payable February 23, 2006 to shareholders of record as of February 10, 2006. Our future dividend policy is subject to the discretion of our Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable dividend limitations.

We have distributed a 5% stock dividend each year during the period from 1997 through 2002, as well as in 2004 and 2005. We may consider declaring additional stock dividends in the future.

Dividend Restrictions Imposed on the Holding Company

Certain restrictions generally imposed on corporations incorporated in New Jersey may have an impact on the Holding Company’s ability to pay dividends to its shareholders. New Jersey law provides that dividends may not be paid if it would cause the corporation to be unable to pay its debts as they become due in the normal course of business or if it would cause the corporation’s total assets to be less than its total liabilities.

Additionally, holders of Holding Company common stock are entitled to receive dividends when, as and if declared by the Holding Company Board of Directors out of funds legally available for dividends. However, immediately after the Effective Time, the only source of any cash dividends on Holding Company common stock would be dividends paid to the Holding Company by the Bank. Therefore, the restrictions on Bank dividend payments will be directly applicable to the Holding Company.

Dividend Restrictions Imposed on the Bank

Dividend payments to our shareholders are subject to the New Jersey Banking Act of 1948 (the “Banking Act”), the Federal Reserve Act, and the Federal Deposit Insurance Act (the “FDIA”). Under the Banking Act, no dividends may be paid if after such payment our surplus (generally, additional paid-in capital plus retained earnings) would be less than 50% of our capital stock. Under Federal Reserve Board regulations, without prior approval of the Federal Reserve Board, we cannot pay dividends that exceed our net income from the current year and the preceding two years and, in any event, cannot pay any dividends if we have an accumulated deficit. Under the FDIA, no dividends may be paid by an insured bank if the bank is in arrears in the payment of any insurance assessment due to the FDIC.

State and federal regulatory authorities have adopted standards for the maintenance of adequate levels of capital by banks. Adherence to such standards further limits our ability to pay dividends to our shareholders.

BUSINESS OF THE HOLDING COMPANY

Organization

The Holding Company was incorporated as a New Jersey business corporation under the Corporation Act on March 8, 2006. The Holding Company is currently a non-operating corporation. Upon completion of the Reorganization, the Bank will become a wholly-owned subsidiary of the Holding Company and each shareholder of the Bank will become a shareholder of the Holding Company, with the same respective ownership interest threin as is presently held in the Bank. The Holding Company has authorized 15,000,000 shares of common stock, with a par value of $2.00 per share, and 10,000,000 shares of preferred stock with no par value. The terms and conditions of any preferred stock to be issued shall be determined by the Board of Directors of the Holding Company. The certificate of incorporation of the Holding Company is attached as Appendix A to this proxy statement/prospectus.

The Holding Company expects to function primarily as the holder of all the Bank common stock. Although it does not have any present acquisition plans, it may acquire additional subsidiaries in the future, including other banks.

The Holding Company does not own or lease any property, has no paid employees, and will not actively engage in business until after the consummation of the Reorganization. Until then, the Holding Company will use Bank space and employees without payment. The Bank will pay the expenses incurred in implementing the Reorganization.

Management

The directors of the Holding Company are the same persons who are currently directors of the Bank. For additional information concerning the directors of the Holding Company see “Proposal I — Election of Directors — Biographical Information”.

The executive officers of the Holding Company are as follows:

Name:	Position:
Robert H. King	President and Chief Executive Officer
R. Scott Horner	Executive Vice President and Secretary
John Herninko	Senior Vice President
Sherri Valentino	Senior Vice President

All of these individuals are executive officers of the Bank. For additional information concerning the executive officers of the Holding Company see “Proposal I — Election of Directors — Biographical Information”.

It is not anticipated that the Holding Company will pay any remuneration to its executive officers or directors during 2006, and that the remuneration paid to them will be paid by the Bank, except the directors may receive remuneration for each additional meeting that they attend. The Bank expects to extend its present director and officer liability insurance policy to cover the Holding Company’s directors and officers without significant additional cost.

BUSINESS OF THE BANK

General

The Bank is a community bank headquartered in Burlington County, New Jersey, with assets of $351.3 million as of December 31, 2005. Our main office is located in Mount Laurel, New Jersey and our six other Community Banking Centers are located in Burlington and Camden Counties, New Jersey. We believe that this geographic area represents a stable and attractive banking market with a diversified and expanding economy. We began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area. We have chosen to focus on the higher growth areas of western Burlington County and eastern Camden County. We believe that understanding the character and nature of the local communities that we serve, and having first-hand knowledge of customers and their needs for financial services enable us to compete effectively and efficiently.

Our growth and the strength of our asset quality result from our implementation of a carefully developed strategic planning process that provides the basis for our activities and direction. We are guided by a series of important principles that provides the focus from which we continue to effectively and systematically expand our operations. These principles include: attracting core deposits; developing a cohesive branch network; maintaining a community focus; emphasizing local loan generation; providing attentive and highly-personalized service; vigorously controlling and monitoring asset quality; and attracting and empowering highly-experienced personnel.

Emphasizing Core Deposit Generation. We seek to attract core deposits as the starting point of a relationship development process. We generally do not pay above-market rates on deposits. We endeavor to attract loyal depositors by offering fairly priced financial services, convenient banking hours and a relationship-focused approach. We believe that our growth is driven by our ability to generate stable core deposits that in turn are used to fund local, quality loans. Our approach contrasts with that of some banks, where a priority on loan generation drives a need to obtain sources of funds. Our approach and philosophy allows management to have more control in managing both our net interest margin and the quality of our loan portfolio.

Development of the Branch Network. We have achieved our growth by expanding our branch presence into markets we have identified as growth opportunities. We began a period of facility expansion in September 1996 with the opening of our second branch in Cherry Hill, New Jersey. This was followed by the opening of new branches in Mount Laurel (November 1997), Southampton Township-Vincentown (December 1998), Maple Shade (May 1999) and Medford (May 2000). In November 2005, the Bank opened its seventh branch in Voorhees Township, Camden County, New Jersey. Each of these full-service Community Banking Centers is carefully positioned to deliver competitively priced and personalized products and services over expanded banking hours during both traditional and non-traditional hours of availability. We are continuing to plan the development of a cohesive network of community-focused branches. We are actively evaluating a number of additional sites for the establishment of new branches. At present time, we are pursuing a branch for possible opening in Delran Township, New Jersey in 2006, although no definitive agreement has been signed.

Maintaining a Community Focus. Sterling Bank offers a wide array of banking products and services specifically designed for the consumer and the small to medium-sized business, informed and friendly professional staff, expanded operating hours, consistently-applied credit policies, and local and timely decision making.

Our market area has a concentration of national and regional financial institutions that have increasingly focused on large corporate customers and standardized loan and deposit products. We believe that many customers of these financial institutions are dissatisfied. As a result, we believe that there exists a significant opportunity to attract and retain those customers dissatisfied with their current banking relationship.

Providing Attentive and Personalized Service. We believe that a very attractive niche exists serving consumers and small to medium-sized businesses that, in our management’s view, are not adequately served by larger competitors. We believe that this segment of the market responds very positively to the attentive and highly personalized service that we provide.

Emphasizing Local Loan Generation. Our management team’s depth of experience in commercial lending has been an important factor in our efforts to increase our lending to consumers and small to medium-sized businesses in the southern New Jersey region. Sterling Bank generates substantially all of its loans in its immediate market area. Our knowledge of our market has enabled us to identify niche markets that are similar to those in which we currently operate. For example, we have formed two specific groups: the Specialized Lending and the Private Banking Group. The Specialized Lending Group focuses on construction loans and non-traditional student loans through a program offered by SLM Corporation. Our Private Banking Group targets wealthy individuals and families in our markets and offers flexible, responsive service.

Vigorous Control of Asset Quality. We have maintained high overall credit quality through the establishment and consistent observance of prudent lending policies and practices. In addition, senior management and the Board of Directors are actively involved in the loan development and approval process.

Experienced Personnel. The members of our executive management have an average of 34 years of banking experience in providing quality service to consumers and businesses in the southern New Jersey region. In addition, all of our executive officers have experience with larger institutions and have chosen to affiliate with a community-oriented organization serving consumers and small to medium-sized businesses. Our ability to meet market service expectations with skilled locally based and experienced staff has significantly enhanced the market acceptance of our service-centered approach.

Lending Activities

Loan Portfolio

General. We engage in a variety of lending activities, which are primarily categorized as commercial and consumer lending. Commercial lending (consisting of commercial real estate, commercial business, construction and other commercial lending) is currently our main lending focus. Sources to fund loans are derived primarily from deposits.

We generate substantially all of our loans in the State of New Jersey, with a significant portion in Burlington and Camden Counties. At December 31, 2005, our loan portfolio totaled approximately $225.3 million, excluding loans held for sale.

At December 31, 2005, our lending limit to one borrower under applicable regulations was approximately $5.4 million, or approximately 15% of capital funds.

Loans are generated through marketing efforts, our present customers, walk-in customers and referrals. We have been able to maintain a high overall credit quality through the establishment and observance of prudent lending policies and practices and sound management. We have established a written loan policy for each category of loans. These loan policies have been adopted by the Board of Directors and are reviewed annually. All loans to directors (and their affiliates) must be approved by the Board of Directors in accordance with federal law.

In managing the growth of our loan portfolio, we have focused on: (i) the application of prudent underwriting criteria; (ii) active involvement by senior management and the Board of Directors in the loan approval process; (iii) monitoring of loans to ensure that repayments are made in a timely manner and to identify potential problem loans; and (iv) review of select aspects of our loan portfolio by independent consultants.

Analysis of Loan Portfolio. Set forth below is selected data relating to the composition of the Bank's loan portfolio by type of loan at the dates indicated.

	At December 31,
	2005		2004		2003		2002		2001
	(Dollars in thousands)
Type of Loans:	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial	$154,046	68.3%	$120,163	66.8%	$88,826	68.2%	$80,538	67.9%	$69,514	67.7%
Consumer	41,175	18.3	30,936	17.2	19,185	14.7	18,565	15.6	16,060	15.6
Residential Mortgage	30,117	13.4	28,666	16.0	22,299	17.1	19,599	16.5	17,197	16.7
Total	$225,338	100.0%	$179,765	100.0%	$130,310	100.0%	$118,702	100.0%	$102,771	100.0%

Loan Maturity. The following table sets forth the contractual maturity of the Bank's loan portfolio at December 31, 2005. The table does not include prepayments or scheduled principal repayments.

	Due within 1 year	Due after 1 through 5 years	Due after 5 years	Total
Commercial	$95,060,000	$20,053,000	$38,933,000	$154,046,000
Consumer	1,095,000	4,958,000	35,122,000	41,175,000
Residential Mortgage	34,000	2,334,000	27,749,000	30,117,000
Total amount due	$96,189,000	$27,345,000	$101,804,000	$225,338,000

The following table sets forth the dollar amount of all loans due after December 31, 2005, which have predetermined interest rates and which have floating or adjustable interest rates.

	Fixed Rates	Floating or Adjustable Rates	Total
Commercial	$80,287,000	$73,759,000	$154,046,000
Consumer	40,745,000	430,000	41,175,000
Residential Mortgage	14,644,000	15,473,000	30,117,000
Total	$135,676,000	$89,662,000	$225,338,000

Commercial Loans

Our commercial loan portfolio consists primarily of commercial business loans to small and medium-sized businesses and individuals for business purposes and commercial real estate loans and construction loans. Commercial loans that exceed established lending limits are accomplished through participations with other local commercial banks.

We have established written underwriting guidelines for commercial loans. In granting commercial loans, we look primarily to the borrowers’ cash flow as the principal source of loan repayment. Collateral and personal guarantees may be secondary sources of repayment. A credit report and/or Dun & Bradstreet report is typically obtained on all prospective borrowers, and a real estate appraisal is required on all commercial real estate loans. Generally, the maximum loan-to-value ratio on commercial real estate loans is 75%. All appraisals are performed by a state licensed or certified, independent appraiser. We typically require the personal guarantees of the principals of the entities to whom we lend.

Commercial loans are often larger and may involve greater risks than other types of lending. Because payments on such loans are often dependent on the successful operation of the property or business involved, repayment of such loans may be more sensitive than other types of loans to adverse conditions in the real estate market or the economy. Unlike residential mortgage loans, which generally are made on the basis of the borrower’s ability to make repayment from his or her employment and other income and which are secured by real property whose value tends to be more easily ascertainable, commercial loans typically are made on the basis of the borrower’s ability to make repayment from the cash flow of the borrower’s business. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself and the general economic environment. If the cash flow from business operations is reduced, the borrower’s ability to repay the loan may be impaired.

Construction loans involve additional risks because loan funds are advanced based on the security of the project under construction. The majority of these loans are to fund single family residential construction projects which have permanent financing provided by other financial institutions. We seek to minimize these risks through underwriting guidelines. There can be no assurances, however, that we will be successful in our efforts to minimize these risks.

Commercial Real Estate Loans. Commercial real estate loans are made for the acquisition of new property or the refinancing of existing property. These loans are typically related to commercial business loans and secured by the underlying real estate used in these businesses or real property of the principal. These loans are offered on a fixed or variable rate basis with 3 to 5 year maturity and a 15 to 20 year amortization schedule.

Construction Loans. Construction loans are made on a short-term basis for both residential and non-residential properties and are secured by land and improvements. Construction loans are usually for a term of 6 to 12 months.

Commercial Business Loans. Commercial business loans are usually made to finance the purchase of inventory, new or used equipment, or to provide short-term working capital. Generally, these loans are secured, but these loans are sometimes granted on an unsecured basis. To further enhance our security position, we generally require personal guarantees of principal owners. These loans are made on both a line of credit basis and on a fixed-term basis ranging from one to five years in duration.

Residential Mortgage Loans

Our residential mortgage loan portfolio consists of home equity lines of credit and loans, and primary and first lien residential mortgages. We generate substantially all of our residential mortgage loans in our market area and maintain strict underwriting guidelines throughout the residential mortgage portfolio.

Consumer Loans

We offer a full range of consumer loans. Consumer loans consist of automobile loans, boat loans, mobil home loans, personal loans, and overdraft protection.

Loans Held for Sale

Loans held for sale consist almost entirely of student loans generated from an agreement we have with SLM, Inc. We fund loans made by SLM, Inc. to students for a period of 30 to 45 days. SLM, Inc.  is contractually obligated to purchase the loans from us within 45 days.

Investment Portfolio

Our investment portfolio consists primarily of U.S. Government securities, mortgage-backed securities, and municipal securities. Government regulations limit the type and quality of instruments in which we may invest our funds.

We have established a written investment policy, which is reviewed annually. The investment policy identifies investment criteria and states specific objectives in terms of risk, interest rate sensitivity and liquidity. We emphasize the quality, term and marketability of the securities acquired for our investment portfolio.

We conduct our asset liability management through consultation with members of the Board of Directors, senior management and outside financial advisors. We have an Investment Committee, which is composed of certain members of the Board of Directors. The Investment Committee can propose changes to the investment policy to be approved by the Board of Directors, which changes may be adopted without a vote of shareholders. This Investment Committee, in consultation with the Asset/Liability Management Committee, is responsible for the review of interest rate risk and evaluates future liquidity needs over various time periods. In this capacity, the Investment Committee is responsible for monitoring our investment portfolio and ensuring that investments comply with our investment policy. The Investment Committee may from time to time consult with investment advisors. Our President and another senior executive officer may purchase or sell securities in accordance with the guidelines of the Investment Committee. The Board of Directors reviews our investment portfolio on a quarterly basis.

Sources of Funds

Deposits and Other Sources of Funds. Deposits are the primary source of funds used by us in lending and other general business purposes. In addition to deposits, we may derive additional funds from principal repayments on loans, the sale of loans and investment securities, and borrowings from other financial institutions or the Federal Home Loan Bank of New York, which functions as a credit facility for member institutions within its assigned region. Loan amortization payments have historically been a relatively predictable source of funds. The level of deposit liabilities can vary significantly and is influenced by prevailing interest rates, money market conditions, general economic conditions and competition.

Our deposits consist of checking accounts, regular savings accounts, money market accounts and certificates of deposit. We also offer Individual Retirement Accounts (“IRAs”). Deposits are obtained from individuals, partnerships, corporations and unincorporated businesses in our market area. We attempt to control the flow of deposits primarily by pricing our accounts to remain generally competitive with other financial institutions in our market area, although we do not necessarily seek to match the highest rates paid by competing institutions.

Borrowings. Deposits are the primary source of funds for the Bank's lending and investment activities as well as for general business purposes; however, should the need arise, the Bank may access the Federal Reserve Bank discount window to supplement its supply of lendable funds and to meet deposit withdrawal requirements. The Bank maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks. In addition, the Bank has advances from the FHLB as of December 31, 2005 with maturities of two years or less and cannot be prepaid without penalty.

The following table sets forth information regarding the Bank’s borrowed funds:

	At December 31,
	2005	2004	2003
Amount outstanding at year end	$15,641,000	$20,329,000	$16,000,000
Weighted average interest rate at year end	3.1%	2.5%	2.2%
Maximum outstanding at any month end	$34,002,000	$25,827,000	$16,000,000
Average outstanding	$21,824,000	$23,277,000	$1,991,000
Weighted average interest rate during the year	2.8%	2.3%	2.1%

Competition

We experience substantial competition in attracting and retaining deposits and in making loans. In attracting depositors and borrowers, we compete with commercial banks, savings banks, and savings and loan associations, as well as regional and national insurance companies, regulated small loan companies, local credit unions, regional and national issuers of money market funds and corporate and government borrowers. The principal market presently served by us has in excess of 30 offices of other financial institutions. In New Jersey generally, and in our Burlington and Camden County market specifically, large commercial banks, as well as savings banks and savings and loan associations, hold a dominant market share. By virtue of their larger capital and asset size, many such institutions have substantially greater lending limits and other resources than we have. In addition, many such institutions are empowered to offer a wider range of services, including international banking and trust services.

In addition to having established deposit bases and loan portfolios, these institutions, particularly the large regional commercial and savings banks, have the ability to finance extensive advertising campaigns and to allocate considerable resources to locations and products perceived as profitable. Significantly, these institutions have larger lending limits (ceilings on credit a bank may provide to a single customer that are linked to the institution’s capital) and, in certain cases, lower funding costs (the price a bank must pay for deposits and other borrowed monies used to make loans to customers).

Although we face competition for deposits from other financial institutions, management believes that we have been able to compete effectively for deposits because of our image as a community-oriented bank, providing a high level of personal service as well as an attractive array of deposit programs. We have emphasized personalized banking services and the advantage of local decision-making in our banking business, and management believes that this emphasis has been well received by consumers and businesses in our market area.

Although we face competition for loans from mortgage banking companies, savings banks, savings and loan associations, other commercial banks, insurance companies, consumer loan companies, credit unions, and other institutional and private lenders, management believes that our image in the community as a local bank that provides a high level of personal service and direct access to senior management gives us a competitive advantage. Factors that affect competition include the general availability of lendable funds and credit, general and local economic conditions, current interest rate levels and the quality of service.

Properties

Location and Condition of Property

The Bank currently operates 7 bank branches; 4 are owned and 3 are leased. Our principal office in Mount Laurel, New Jersey consisting of 10,500 square feet is leased. The lease expires on December 31, 2015 with renewal options available through December 31, 2035. A second branch office is leased in Medford, New Jersey consisting of 3,000 square feet. The Medford lease expires on May 31, 2025 with renewal options available through May 31, 2035. A third branch office is leased in Voorhees, New Jersey consisting of 3,000 square feet. The Voorhees lease expires on November 30, 2020 with 5 successive 5 year renewals at the Bank’s option. In addition, we own branch offices located in Cherry Hill, Mount Laurel, Vincentown and Maple Shade, New Jersey containing 3,000, 7,200, 6,400 and 3,300 square feet, respectively.

We also lease an administrative office in Mount Laurel, New Jersey consisting of 8,100 square feet. This lease will expire on July 31, 2008.

Management considers the physical condition of all offices and branches to be good and adequate for the conduct of the Bank’s business.

Investment Policies

The Bank's investments are primarily acquired to produce income, and to a lesser extent, possible capital gain. See “Business of the Bank” for a general description of the Bank's investment policies.

(1) Investments in Real Estate or Interests in Real Estate. See “Business of the Bank—Properties” and Note 8 “Bank Premises and Equipment”, to the Notes to Financial Statements.

(2) Investments in Real Estate Mortgages. The Bank receives real estate mortgages in the ordinary course of its lending activities; the Bank services those mortgages that it holds. See “Business of the Bank—Lending Activities.”

(3) Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities. With the exception of purchases of mortgage-backed securities issued by the U.S. government-sponsored enterprises, the Bank does not invest in securities of or interest in persons primarily engaged in real estate activities. See “Business of the Bank- Investment Portfolio” and Note 3 “Investment Securities” to the Notes to Financial Statements.”

Description of Real Estate and Operating Data

See “Business of the Bank—Properties” and Note 8, “Bank Premises and Equipment to the Notes to Financial Statements. In management’s view, the Bank’s properties are adequately covered by insurance.

Legal Proceedings

The Bank, from time to time, is a party to routine litigation that arises in the normal course of business. Management does not believe the resolution of this litigation, if any, would have a material adverse effect on the Bank’s financial condition or results of operations. However, the ultimate outcome of any such matter, as with litigation generally, is inherently uncertain and it is possible that some of these matters may be resolved adversely to the Bank.

REGULATION

Regulation of the Bank

General. We are a New Jersey-chartered commercial bank. We are a member of the Federal Reserve System and are subject to supervision and examination by the New Jersey Department of Banking and Insurance and by the Federal Reserve Bank of Philadelphia. In addition, because our deposits are insured by the FDIC, we are subject to regulation and/or examination by the FDIC. We are subject to numerous laws and governmental regulations, some of which are highlighted below. These laws and regulations impose restrictions on activities, minimum capital requirements, lending and deposit restrictions and various other requirements.

Insurance of Deposits. Our deposits are insured up to a maximum of $100,000 per depositor under the Bank Insurance Fund of the FDIC. The FDIC has established a risk-based assessment system for all insured depository institutions. Under the risk-based assessment system, deposit insurance premium rates range from zero to 27 basis points. Our deposit insurance premium has been assessed at zero basis points of deposits.

 Restrictions on Dividends. See “Market Prices and Dividends—Dividend Restrictions Imposed on the Bank”.

Capital Adequacy Guidelines. The Federal Reserve Board has adopted risk based capital guidelines for member banks such as us. The required minimum ratio of total capital to risk-weighted assets (including off-balance sheet activities, such as standby letters of credit) is 8.0%. At least half of the total risk based capital is required to be “Tier I capital,” consisting principally of common shareholders’ equity, non-cumulative perpetual preferred stock and minority interests in the equity accounts of consolidated subsidiaries, less goodwill. The remainder (“Tier II capital”) may consist of a limited amount of subordinated debt and intermediate-term preferred stock, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the allowance for loan losses.

In addition to the risk-based capital guidelines, the Federal Reserve Board has established minimum leverage ratio (Tier I capital to average total assets) guidelines for member banks. These guidelines provide for a minimum leverage ratio of 3% for those member banks, which have the highest regulatory examination ratings and are not contemplating or experiencing significant growth or expansion. All other member banks are required to maintain a leverage ratio of at least 1 to 2% above the 3% stated minimum. We are in compliance with these guidelines.

Prompt Corrective Action. Under the Federal Deposit Insurance Act, the federal banking agencies possess broad powers to take “prompt corrective action” as deemed appropriate for an insured depository institution and its holding company. The extent of these powers depends upon whether the institution in question is considered “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” or “critically undercapitalized.” Generally, the smaller an institution’s capital base in relation to its total assets, the greater the scope and severity of the agencies’ powers. Business activities may also be influenced by an institution’s capital classification. At December 31, 2005, we exceeded the required ratios for classification as “well capitalized.” For additional discussion of capital requirements, we refer you to Note 14, Regulatory Matters of the Notes to our Financial Statements.

Community Investment and Consumer Protection Laws. In connection with our lending activities, we are subject to a variety of federal laws designed to protect borrowers and promote lending to various sectors of the economy and population. Included among these are the federal Home Mortgage Disclosure Act, Real Estate Settlement Procedures Act, Truth-in-Lending Act, Equal Credit Opportunity Act, Fair Credit Reporting Act and Community Reinvestment Act (“CRA”).

The CRA requires insured institutions to define the communities that they serve, identify the credit needs of those communities and adopt and implement a “CRA Statement” pursuant to which they offer credit products and take other actions that respond to the credit needs of the community. The responsible federal banking regulator must conduct regular CRA examinations. We are in compliance with applicable CRA requirements.

USA PATRIOT Act. The USA PATRIOT Act of 2001, which was recently renewed, establishes a wide variety of new and enhanced ways of combating terrorism, including amending the Bank Secrecy Act to provide the federal government with enhanced authority to identify, deter, and punish international money laundering and other crimes. Among other things, the USA PATRIOT Act prohibits financial institutions from doing business with foreign “shell” banks and requires increased due diligence for private banking transactions and correspondent accounts for foreign banks. In addition, financial institutions must follow new minimum verification of identity standards for all new accounts and will be permitted to share information with law enforcement authorities under circumstances that were not previously permitted.

Sarbanes-Oxley Act. The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and Nasdaq have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has significantly increased our legal and financial and accounting costs, and we expect these increased costs to continue. In addition, compliance with the requirements has taken a significant amount of management’s and the Board of Directors’ time and resources. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-KSB that contains an assessment by management of the effectiveness of the company’s internal control over financial reporting. In addition, in the future, the public accounting firm auditing the Bank’s financial statements must attest to and report on management’s assessment of the effectiveness of the Bank’s internal control over financial reporting. Under the SEC’s current rules, we must comply with this requirement beginning with our annual report for our 2007 fiscal year, although proposals to exempt companies of our size are being discussed. The costs associated with the implementation of this requirement, including documentation and testing, have not been estimated by us. If we are ever unable to conclude that we have effective internal control over financial reporting, or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting for any future year-ends as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

Employees. As of December 31, 2005, we had 87 full-time and 21 part-time employees. Our employees are not represented by a collective bargaining agent. We believe our relationship with our employees is good.

Regulation of the Holding Company

When the Holding Company Reorganization is completed, the Holding Company will become subject to the provisions of the Federal Bank Holding Company Act and to supervision by the Federal Reserve Board (which is currently the Bank’s principal federal regulatory agency) and by the New Jersey Department of Banking. The Federal Bank Holding Company Act will require the Holding Company to secure the prior approval of the Federal Reserve Board before it owns or controls, directly or indirectly, more than 5% of the voting shares or substantially all of the assets of any institution, including another bank.

A bank holding company is also prohibited from engaging in, or acquiring direct or indirect control of more than 5% of the voting shares of any company engaged in, non-banking activities unless the Federal Reserve Board, by order or regulation, has found such activities to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making this determination, the Federal Reserve Board considers whether the performance of these activities by the bank holding company would offer benefits to the public that outweigh possible adverse effects.

As a bank holding company, the Holding Company is required to register as such with the Federal Reserve Board, and will be required to file with the Federal Reserve Board an annual report and any additional information as the Federal Reserve Board may require pursuant to the Federal Bank Holding Company Act. The Federal Reserve Board may also conduct examinations of the Holding Company and any or all of its subsidiaries. Further, under the Federal Bank Holding Company Act and the Federal Reserve Board’s Regulations, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit or provision of credit or provision of any property or services. The so-called anti-tie-in provisions state generally that a bank may not extend credit, lease, sell property or furnish any service to a customer on the condition that the customer provide additional credit or service to the bank, to its bank holding company or to any other subsidiary of its bank holding company or on the condition that the customer not obtain other credit or service from a competitor of the bank, its bank holding company, or any subsidiary of its bank holding company. Similar restrictions presently apply to the Bank.

In 1999, legislation was enacted that allows bank holding companies to engage in a wider range of non-banking activities, including greater authority to engage in securities and insurance activities. Under the Gramm-Leach-Bliley Act (“GLB Act”), a bank holding company that elects to become a financial holding company may engage in any activity that the Federal Reserve Board, in consultation with the Secretary of the Treasury, determines by regulation or order is (1) financial in nature, (2) incidental to any such financial activity, or (3) complementary to any such financial activity and does not pose a substantial risk to the safety or soundness of depository institutions or the financial system generally. The GLB Act makes significant changes in the U.S. banking law, principally by repealing the restrictive provisions of the 1933 Glass-Steagall Act. The GLB Act specifies certain activities that are deemed to be financial in nature, including lending, exchanging, transferring, investing for others, or safeguarding money or securities; underwriting and selling insurance; providing financial, investment, or economic advisory services; underwriting, dealing in or making a market in, securities; and any activity currently permitted for bank holding companies by the Federal Reserve Board under section 4(c)(8) of the Bank Holding Company Act. The GLB Act does not authorize banks or their affiliates to engage in commercial activities that are not financial in nature. A bank holding company may elect to be treated as a financial holding company only if all depository institution subsidiaries of the holding company are well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act. The Holding Company may elect to become a financial holding company but has not done so as of the date of this proxy statement/prospectus.

DESCRIPTION OF THE HOLDING COMPANY STOCK

The following summary does not purport to be complete and is subject in all respects to the applicable provisions of the Corporation Act and the certificate of incorporation and bylaws of the Holding Company.

The Holding Company’s authorized stock consists of 15,000,000 shares of common stock, with a par value of $2.00 per share, of which approximately 5,040,696 shares will be issued if the Reorganization is completed, and 10,000,000 shares of preferred stock, with no par value, of which no shares will be issued and outstanding.

Common Stock

Each share of Holding Company common stock has the same rights, privileges and preferences as every other share of Holding Company common stock. Upon completion of the Reorganization, the outstanding shares of Holding Company common stock will be validly issued, fully paid and non-assessable.

Dividends. See “Market Prices and Dividends — Dividend Restrictions Imposed on the Bank” and “Market Prices and Dividends of the Holding Company  — Dividend Restrictions Imposed on the Holding Company”. The dividend policy of the Holding Company will be subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, general business conditions and applicable legal limitations. The Bank has paid cash dividends and the Holding Company Board of Directors may do so in the future. The Bank has also paid stock dividends and the Holding Company may also do so in the future.

Voting Rights. Holders of Holding Company common stock are entitled to one vote for each share on all matters which may be brought before a shareholders’ meeting. Holders of common stock are vested with all of the voting power, except as the Holding Company Board of Directors may provide in the future with respect to its preferred stock. There is no cumulative voting. Action on such matters as a merger, consolidation or sale of all or substantially all of the assets, and amendments to the certificate of incorporation requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote.

Preemptive Rights. Shares of Holding Company common stock are not redeemable, and have no subscription, conversion or preemptive rights.

Market for Holding Company Common stock. The Holding Company common stock is expected to trade in substantially the same manner as the Bank common stock has traded before the Reorganization.

Transfer Agent and Registrar. The Transfer Agent and Registrar for the Holding Company common stock will be StockTrans, Inc., 44 West Lancaster Avenue, Ardmore, Pennsylvania 19003 (telephone (610) 649-7300).

Preferred Stock

The Board of Directors of the Holding Company may authorize the issuance of Holding Company preferred stock in one or more series with designations, preferences, qualifications, limitations, restrictions and special or relative rights for each series as may be determined by the Board of Directors, including, but not limited to the following: voting rights and powers; payment, preferences or rights of accumulation of dividends; conversion rights; redemption rights; and rights and preferences upon dissolution, liquidation or winding up of the Holding Company.

SELECTED HISTORICAL FINANCIAL DATA

The following selected financial data of Sterling Bank is derived from Sterling Bank’s audited financial statements for the fiscal years ended December 31, 2005, 2004, 2003, 2002 and 2001, and should be read in conjunction with the financial statements and notes thereto found elsewhere in this proxy statement/prospectus. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

	Year Ended December 31,
	2005	2004	2003	2002	2001
INCOME STATEMENT	(Dollars in thousands, except per share data)

Interest and dividend income	$19,132	$13,807	$10,769	$10,432	$10,257
Interest expense	7,153	4,122	2,939	3,266	4,684
Net interest income	11,979	9,685	7,830	7,166	5,573
Provision for loan losses	284	155	100	87	5
Net interest income after provision for loan losses	11,695	9,530	7,730	7,079	5,568
Noninterest income	711	706	855	938	899
Noninterest expenses	9,809	8,477	7,800	7,264	6,377
Income before income tax (expense)/benefit	2,597	1,759	785	753	90
Income tax (expense)/benefit	(966)	(633)	(254)	(246)	39
Net income	$1,631	$1,126	$531	$507	$129
PER SHARE INFORMATION (1)
Weighted average shares outstanding	3,993,000	3,005,000	2,186,000	1,704,000	1,486,000
Net income	$0.41	$0.37	$0.24	$0.30	$0.09
Book value	7.55	6.87	6.62	7.18	6.80
BALANCE SHEET DATA
Loans	$225,338	$179,765	$130,310	$118,702	$102,771
Loans held for sale	40,721	26,026	22,500	21,072	20,066
Allowance for loan losses	1,154	913	760	662	691
Total deposits	300,411	252,260	218,762	183,983	162,250
Total assets	351,316	294,226	255,192	201,906	175,225
Total shareholders’ equity	34,248	20,757	19,663	12,234	11,584
OPERATING RATIOS
Return on average assets	0.50%	0.40%	0.24%	0.27%	0.08%
Return on average equity	5.58	5.65	3.55	4.30	1.28
Interest rate spread	3.45	3.39	3.54	3.76	3.12
Net interest margin	3.86	3.66	3.80	4.08	3.74
ASSET QUALITY
Non-performing loans/total loans	0.17%	0.35%	0.00%	0.00%	0.31%
Non-performing assets/total assets	0.13	0.25	0.00	0.03	0.22
Allowance/total loans	0.43	0.44	0.50	0.47	0.56
Allowance/non-performing loans (2)	258.17	126.63	N/M	N/M	178.55
Net charge-offs/average loans	0.02	0.00	0.00	0.09	0.00
ALLOWANCE FOR LOAN LOSSES
Beginning of period	$913	$760	$662	$691	$686
Charge-offs	(45)	(9)	(8)	(118)	(1)
Recoveries	2	7	6	2	1
Provision for loan losses	284	155	100	87	5
End of period	$1,154	$913	$760	$662	$691
CAPITAL RATIOS
Equity/Assets	9.75%	7.05%	7.71%	6.06%	6.61%
Leverage	10.20	7.17	8.33	6.11	6.63
Tier I	12.25	10.00	12.05	8.69	9.59
Total risk based	12.67	10.46	12.51	9.16	10.16

________________________ (1) As adjusted for stock dividends. (2) N/M = Not meaningful.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

The Bank is a community bank headquartered in Burlington County, New Jersey, with assets of $351.3 million as of December 31, 2005. Our main office is located in Mount Laurel, New Jersey and our six other Community Banking Centers are located in Burlington and Camden Counties, New Jersey. We believe that this geographic area represents a stable and attractive banking market with a diversified and expanding economy. We began operations in December 1990 with the purpose of serving consumers and small to medium-sized businesses in our market area. We have chosen to focus on the higher growth areas of western Burlington County and eastern Camden County. We believe that understanding the character and nature of the local communities that we serve, and having first-hand knowledge of customers and their needs for financial services enable us to compete effectively and efficiently.

Our principal source of revenue is net interest income, which is the difference between the interest income from our earning assets and the interest expense of our deposits and borrowings. Interest-earning assets consist principally of loans, investment securities and federal funds sold, while our interest-bearing liabilities consist primarily of deposits. Our net income is also affected by our provision for loan losses, noninterest income and noninterest expenses, which include salaries, benefits, occupancy costs and charges relating to non-performing and other classified assets.

Critical Accounting Policies

Allowance for Losses on Loans

The allowance for losses on loans is based on management’s ongoing evaluation of the loan portfolio and reflects an amount considered by management to be its best estimate of probable losses inherent in the portfolio. Management considers a variety of factors when establishing the allowance, such as the impact of current market conditions, diversification of the loan portfolio, delinquency statistics, results of loan review and related classifications, and historic loss rates. In addition, certain individual loans which management has identified as problematic are specifically provided for, based upon an evaluation of the borrower’s perceived ability to pay, the estimated adequacy of the underlying collateral and other relevant factors. Consideration is also given to examinations performed by regulatory agencies. Although provisions have been established and segmented by type of loan, based upon management’s assessment of their differing inherent loss characteristics, the entire allowance for losses on loans is available to absorb loan losses in any category.

Management performs a detailed analysis to determine the allowance for loan losses. Since the allowance for loan losses is dependent, to a great extent, on conditions that may be beyond our control, it is possible that management’s estimate of the allowance for loan losses and actual results could differ materially in the near future.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for loan losses. They may require additions to the allowance based upon their judgments about information available to them at the time of the examination.

Results of Operations for the Years Ended December 31, 2005, 2004, and 2003

Net Income

Net income increased $505,000, or 44.8%, to $1,631,000 for the year ended December 31, 2005 compared to $1,126,000 for the year ended December 31, 2004. The increase in earnings was mainly the result of increased loan volume and increased net interest income. Earnings per share (basic) increased $0.04 per share, or 10.8%, to $0.41 per share for the year ended December 31, 2005 compared to $0.37 per share for the year ended December 31, 2004. Earnings per share (diluted) increased $0.03 per share, or 8.1%, to $0.40 per share for the year ended December 31, 2005 compared to $0.37 per share for the year ended December 31, 2004.

Net income increased $595,000, or 112.1%, to $1,126,000 for the year ended December 31, 2004 compared to $531,000 for the year ended December 31, 2003. The increase in earnings was mainly the result of increased loan volume and increased net interest income. Earnings per share (basic and diluted) increased $0.14 per share, or 56.0%, to $0.39 per share for the year ended December 31, 2004 compared to $0.25 per share for the year ended December 31, 2003.

Net Interest Income and Average Balances

Net interest income after the provision for loan losses increased $2.2 million, or 22.7%, to $11.7 million for the year ended December 31, 2005 from $9.5 million for the year ended December 31, 2004. The loan loss provision increased $129,000 to $284,000 for the year ended December 31, 2005 from $155,000 for the year ended December 31, 2004. The net interest margin increased to 3.86% for the year ended December 31, 2005 from 3.66% for the year ended December 31, 2004. The increase in the net interest margin reflects the Federal Reserve continued tightening of monetary policy and the growth of the Bank’s loan portfolio. Yield on interest-earning assets increased to 6.16% for the year ended December 31, 2005 from 5.21% for the year ended December 31, 2004. The average cost of interest-bearing liabilities increased to 2.71% for the year ended December 31, 2005 compared to 1.82% for the year ended December 31, 2004.

Net interest income after the provision for loan losses increased $1.8 million, or 23.0%, to $9.5 million for the year ended December 31, 2004 from $7.7 million for the year ended December 31, 2003. The loan loss provision increased $55,000 to $155,000 for the year ended December 31, 2004 from $100,000 for the year ended December 31, 2003. The net interest margin decreased to 3.66% for the year ended December 31, 2004 from 3.80% for the year ended December 31, 2003. The decrease in the net interest margin reflects management strategy to deploy the proceeds of the most recent Offering on shorter term, variable rate securities on the anticipation of a rising interest rate environment. Yield on interest-earning assets decreased to 5.21% for the year ended December 31, 2004 from 5.23% for the year ended December 31, 2003. The average cost of interest-bearing liabilities increased to 1.82% for the year ended December 31, 2004 compared to 1.69% for the year ended December 31, 2003.

The following table presents a summary of the principal components of average balances, yields and rates for the periods indicated:

	Year Ended December 31,
	2005			2004			2003
	(Dollars in thousands)
	Average		Average	Average		Average	Average		Average
	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
Assets
Loans, net (1)	$240,060	$16,505	6.88%	$182,956	$10,986	6.00%	$149,013	$9,092	6.10%
Investment securities (2)	64,233	2,427	3.78	73,060	2,715	3.72	38,788	1,473	3.8
Federal funds sold	4,029	127	3.15	7,707	93	1.21	17,311	194	1.12
Due from banks	2,188	73	3.34	1,045	13	1.24	822	10	1.22
Total interest-earning assets	310,510	19,132	6.16	264,768	13,807	5.21	205,934	10,769	5.23

Allowance for loan losses	(-1,033)			(-847)			(-719)
Other assets	17,635			16,083			15,298
Total Assets	$327,112			$280,004			$220,513

Liabilities and shareholders ’equity
Time deposits	$152,263	5,096	3.35	$115,196	2,773	2.41	$98,181	2,437	2.48
NOW/MMDA/savings accounts	89,513	1,446	1.62	87,869	822	0.94	73,722	459	0.62
Borrowings	21,824	611	2.8	23,277	527	2.26	1,991	43	2.16
Total interest-bearing liabilities	263,600	7,153	2.71	226,342	4,122	1.82	173,894	2,939	1.69

Noninterest-bearing
demand deposits	33,409			32,775			30,662
Other liabilities	883			952			984
Shareholders’ equity	29,220			19,935			14,973
Total liabilities and
shareholders’ equity	$327,112			$280,004			$220,513

Net interest income		$11,979			$9,685			$7,830
Interest rate spread (3)			3.45			3.39			3.54
Net interest margin (4)			3.86			3.66			3.8

(1)	Includes loans held for sale. Also includes loan fees, which are not material.
(2)	Yields are not on a tax-equivalent basis.
(3)	Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.
(4)	Net interest margin represents net interest income as a percentage of average interest-earning assets.

The following table presents a summary of the changes in interest income and expense by both rate and volume for the periods indicated and including interest income from loans held for sale:

	Year Ended December 31, 2005 Compared to Year Ended December 31, 2004			Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
	Variance Due to Changes In			Variance Due to Changes In
	Average Volume	Average Rate	Net Increase/ (Decrease)	Average Volume	Average Rate	Net Increase/ (Decrease)
Interest Income:
Loans, net	$3,426,000	$2,093,000	$5,519,000	$2,071,000	$(177,000)	$1,894,000
Investment securities	(328,000)	40,000	(288,000)	1,290,000	(45,000)	1,245,000
Federal funds sold and due from banks	(30,000)	124,000	94,000	(108,000)	7,000	(101,000)
Total interest income	3,068,000	2,257,000	5,325,000	3,253,000	(215,000)	3,038,000
Interest Expense:
Deposits	909,000	2,038,000	2,947,000	525,000	174,000	699,000
Borrowed funds	(33,000)	117,000	84,000	460,000	24,000	484,000
Total interest expense	876,000	2,155,000	3,031,000	985,000	198,000	1,183,000
Net interest income	$2,192,000	$102,000	$2,294,000	$2,268,000	$(413,000)	$1,855,000

The increase or decrease due to a change in average volume has been determined by multiplying the change in average volume by the average rate during the preceding period, and the increase or decrease due to a change in average rate has been determined by multiplying the current average volume by the change in average rate. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated to rate.

Noninterest Income

Total noninterest income increased $5,000, or 0.7%, to $711,000 for the year ended December 31, 2005 from $706,000 for the year ended December 31, 2004, primarily from an increase in service charges. Service charges on deposit accounts increased $104,000, or 72.7%, to $247,000 for the year ended December 31, 2005 from $143,000 for the year ended December 31, 2004. Miscellaneous fees, including fees associated with our mortgage origination program and ATM processing, increased $32,000, or 7.4%, to $463,000 for the year ended December 31, 2005 from $431,000 for the year ended December 31, 2004. Gains on the sale of investment securities decreased $131,000, or 99.2%, to $1,000 for the year ended December 31, 2005 from $132,000 for the year ended December 31, 2004.

Total noninterest income decreased $149,000, or 17.4%, to $706,000 for the year ended December 31, 2004 from $855,000 for the year ended December 31, 2003, primarily from a decrease in fees associated with our mortgage origination program. Service fees on deposit accounts decreased $9,000, or 5.9%, to $143,000 for the year ended December 31, 2004 from $152,000 for the year ended December 31, 2003. Miscellaneous fees, including fees associated with our mortgage origination program and ATM processing, decreased $127,000, or 22.8%, to $431,000 for the year ended December 31, 2004 from $558,000 for the year ended December 31, 2003. The decrease was largely attributable to the current rate environment which is resulting in less demand for refinancing. Gains on the sale of investment securities decreased $13,000, or 9.0%, to $132,000 for the year ended December 31, 2004 from $145,000 for the year ended December 31, 2003.

Noninterest Expenses

Total noninterest expenses increased $1,332,000, or 15.7%, to $9.8 million for the year ended December 31, 2005 from $8.5 million for the year ended December 31, 2004. The increase was largely attributable to an increase in compensation and benefits. Compensation and benefits increased $987,000 or 21.9% to $5.5 million for the year ended December 31, 2005 from $4.5 million for the year ended December 31, 2004. Occupancy, equipment and data processing expense increased $95,000, or 4.1%, to $2.4 million for the year ended December 31, 2005 from $2.3 million for the year ended December 31, 2004. Marketing and business development expense increased $227,000, or 4.1%, to $740,000 for the year ended December 31, 2005 from $513,000 for the year ended December 31, 2004. These increases resulted primarily from higher incentive compensation realized in our construction lending program and the opening of our Voorhees branch in November 2005.

Total noninterest expenses increased $677,000, or 8.7%, to $8.5 million for the year ended December 31, 2004 from $7.8 million for the year ended December 31, 2003. The increase was largely attributable to an increase in compensation and benefits. Compensation and benefits increased $353,000 or 8.5% to $4.5 million for the year ended December 31, 2004 from $4.2 million for the year ended December 31, 2003. Occupancy, equipment and data processing expense increased $114,000, or 5.2%, to $2.3 million for the year ended December 31, 2004 from $2.2 million for the year ended December 31, 2003. The increase in compensation and benefits and occupancy, equipment and data processing, resulted primarily from higher incentive compensation realized in our construction lending program, and a full year of depreciation on our computer hardware and software acquired in conjunction with our new internet banking product in the third quarter of 2003.

Professional services expense increased $86,000, or 27.9% to $394,000 for the year ended December 31, 2004 from $308,000 for the year ended December 31, 2003. The increase in professional services expense was attributable mostly to legal and audit fees associated with the increased reporting associated with our Nasdaq listing, which began in August 2003.

Other operating expense increased $18,000, or 2.4%, to $775,000 for the year ended December 31, 2005 from $757,000 for the year ended December 31, 2004. The increase was primarily from costs in start up stationary and supplies associated with our new Voorhees branch.

Other expense increased $135,000, or 21.7%, to $757,000 for the year ended December 31, 2004 from $622,000 for the year ended December 31, 2003. The increase was primarily from increased training, fees associated with our Nasdaq listing and provision for off-balance sheet credit losses.

Income Taxes

Income tax expense, as a percentage of pre-tax income, increased from 36.0% in 2004 to 37.2% in 2005. This increase was primarily due to a decrease in non-taxable interest and noninterest income as a percentage of taxable income.

Income tax expense, as a percentage of pre-tax income, increased from 32.4% in 2003 to 36.0% in 2004. This increase was primarily due to a decrease in non-taxable interest and noninterest income as a percentage of taxable income.

Financial Condition

General

Our total assets increased $57.1 million, or 19.4%, to $351.3 million at December 31, 2005 from $294.2 million at December 31, 2004. This increase was mainly due to growth in our loan portfolio.

  Our total assets increased $39.0 million, or 15.3%, to $294.2 million at December 31, 2004 from $255.2 million at December 31, 2003. This increase was mainly due to growth in our loan portfolio.

Loan Portfolio

Total loans, excluding loans held for sale, increased $45.5 million, or 25.4%, to $225.3 million at December 31, 2005 from $179.8 million at December 31, 2004. The increase in loans is primarily the result of growth in commercial loans.

Total loans, excluding loans held for sale, increased $49.5 million, or 38.0%, to $179.8 million at December 31, 2004 from $130.3 million at December 31, 2003. The increase in loans is primarily the result of growth in commercial loans.

The following table summarizes our loan portfolio by category and amount as of December 31, 2001 through 2005. The loan categories correspond to our general classifications. The table does not include loans held for sale.

	At December 31,
	2005	2004	2003	2002	2001
Commercial loans	$154,046,000	$120,163,000	$88,826,000	$80,538,000	$69,514,000
Consumer loans	41,175,000	30,936,000	19,185,000	18,565,000	16,060,000
Residential mortgage loans	30,117,000	28,666,000	22,299,000	19,599,000	17,197,000
Total loans	$225,338,000	$179,765,000	$130,310,000	$118,702,000	$102,771,000

Loans Held for Sale

Loans held for sale increased $14.7 million, or 56.5%, to $40.7 million as of December 31, 2005 compared to $26.0 million as of December 31, 2004. This increase was the result of an increase in the amount of SLM (formerly known as Sallie Mae) loans that we funded.

Loans held for sale increased $3.5 million, or 15.7%, to $26.0 million as of December 31, 2004 compared to $22.5 million as of December 31, 2003. This increase was the result of an increase in the amount of Sallie Mae loans that we funded.

Non-Performing Loans

Loans, including loans past due 90 days or more and still accruing interest, are considered to be non-performing if they are on a non-accrual basis or terms have been renegotiated to provide a reduction or deferral of interest or principal because of a weakening in the financial condition of the borrowers. A loan which is past due 90 days or more and still accruing interest remains on accrual status only where it is both adequately secured as to principal and interest and is in the process of collection. At December 31, 2005 and December 31, 2004, loans past due 90 days or more and still accruing interest were $447,000 and $437,000, respectively. Total non-accruing loans were $0 at December 31, 2005 and $284,000 at December 31, 2004. At December 31, 2004 and December 31, 2003, loans past due 90 days or more and still accruing interest were $437,000 and $0, respectively. Total non-accruing loans were $284,000 at December 31, 2004 and $0 at December 31, 2003.

The table below recaps loans accruing but past due 90 days or more, non-accrual loans, OREO (Other Real Estate Owned), and repossessed personal property as of December 31, 2001 through 2005.

	At December 31,
	2005	2004	2003	2002	2001
Loans accruing, but past due 90 days or more	$447,000	$437,000	$-	$-	$53,000
Non-accrual loans	-	284,000	-	-	334,000
Total non-performing loans	447,000	721,000	-	-	387,000
OREO and repossessed personal property	-	-	-	54,000	-
Total non-performing assets	$447,000	$721,000	$-	$54,000	$387,000

Non-performing loans/Total loans (1)	0.17%	0.35%	0.00%	0.00%	0.31%
Non-performing assets/Total assets	0.13%	0.25%	0.00%	0.03%	0.22%

(1)	Includes loans held for sale.

Potential Problem Loans

In addition to non-accrual loans and loans past due 90 days or more and still accruing interest, we maintain a “watch list” of loans where management has identified problems which potentially could cause such loans to be placed on non-accrual status in future periods. Loans on the watch list are subject to heightened scrutiny and more frequent review by management. At December 31, 2005, there were three such loans totaling $648,000. Management believes that they have adequately reserved for such loans and are aggressively pursuing collection from the borrowers.

Allowance for Loan Losses

We determine the level of allowance for loan losses based on a number of factors. In order to determine the amount of the provision for loan losses, we conduct a quarterly review of the loan portfolio to evaluate overall credit quality. This evaluation consists of an analysis of individual loans and overall risk characteristics and size of the different loan portfolios, and takes into consideration current economic and market conditions, changes in non-performing loans, the capability of specific borrowers to repay specific loan obligations and current loan collateral values. We also consider past estimates of possible loan losses and actual losses incurred. As adjustments become identified, they are reported in earnings for the period in which they become known.

The following schedule sets forth the allocation of the allowance for loan losses among various categories. The allocation is based upon historical experience. The entire allowance for loan losses is available to absorb future loan losses in any loan category. This schedule includes any provision for loan losses associated with loans held for sale.

	At December 31,
	2005		2004		2003		2002		2001
	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans	Amount	% of Loans In Each Category to Total Loans
	(Dollars in thousands)
Allocation of Allowance for loan losses:
Commercial loans	$927	68%	$739	67%	$636	68%	$543	68%	$588	68%

Consumer loans	144	18	103	17	70	15	74	16	60	15

Residential mortgage loans	75	14	71	16	54	17	45	16	43	17

General Allowance	8		-		-		-		-
Total	$1,154	100%	$913	100%	$760	100%	$662	100%	$691	100%

Summary of Charge-Off Experience

The following table summarizes the activity in our allowance for loan losses and our charge-off experience for 2001 through 2005:

	Year Ended December 31,
	2005	2004	2003	2002	2001
Balance at beginning of period	$913,000	$760,000	$662,000	$691,000	$686,000
Charge-offs:
Commercial loans	19,000	-	-	38,000	-
Consumer loans	26,000	9,000	8,000	11,000	1,000
Residential mortgage loans	-	-	-	69,000	-
	45,000	9,000	8,000	118,000	1,000
Recoveries:
Commercial loans	-	-	4,000	2,000	-
Consumer loans	1,000	6,000	2,000	-	-
Residential mortgage loans	1,000	1,000	-	-	1,000
	2,000	7,000	6,000	2,000	1,000
Net charge-offs	43,000	2,000	2,000	116,000	-
Provision for loan loss	284,000	155,000	100,000	87,000	5,000
Balance at end of period	$1,154,000	$913,000	$760,000	$662,000	$691,000

Average loans outstanding (1)	$240,472,000	$183,098,000	$149,070,000	$131,368,000	$97,689,000

Net charge-offs as a percentage of average loans	0.02%	0.00%	0.00%	0.09%	0.00%

(1) Includes loans held for sale and non-accruing loans

Investment Securities Portfolio

The following table presents the book and approximate market values at December 31, 2003 through 2005, for each major category of our investment securities:

	At December 31,
	2005		2004		2003
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Investment Securities Available-for-Sale
U.S. Government agencies and corporations	$27,260,000	$26,454,000	$27,264,000	$27,055,000	$24,255,000	$24,145,000
Municipalities	3,675,000	3,510,000	7,519,000	7,334,000	7,469,000	7,226,000
Mortgage-backed securities	14,937,000	14,518,000	19,712,000	19,561,000	22,362,000	22,418,000
Total investment
Securities Available-for-Sale	$45,872,000	$44,482,000	$54,495,000	$53,950,000	$54,086,000	$53,789,000

Investment Securities Held-to-Maturity
U.S. Government agencies and corporations	$25,000	$25,000	$25,000	$25,000	$25,000	$25,000
Mortgage-backed securities	10,787,000	10,468,000	14,016,000	13,891,000	7,976,000	8,001,000
Total investment Securities Held-to-
Maturity	$10,812,000	$10,493,000	$14,041,000	$13,916,000	$8,001,000	$8,026,000

The following table presents the maturity distribution and weighted average yield of the investment securities portfolio of the Bank as of December 31, 2005. Weighted average yields on tax-exempt obligations have been computed on a taxable equivalent basis.

	At December 31, 2005
	Within 1 Year		After 1 Year But Within 5 Years		After 5 Years But Within 10 Years		After 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands)
Investment Securities

Available-for-Sale at amortized cost:
U.S. Government agencies and corporations	$ -	-	$25,510	3.81%	$ 1,750	4.46%	$ -	-	$27,260	3.85%
Municipalities	-	-	-	-	1,270	4.53%	2,405	5.49%	3,675	5.16%
Mortgage backed securities	-	-	4,147	4.10%	1,471	3.77%	9,319	4.17%	14,937	4.11%
Total securities available-for-sale	$ -	-	$29,657	3.85%	$ 4,491	4.25%	$11,724	4.44%	$45,872	4.04%

Held-to-Maturity at amortized cost:
U.S. Government agencies and corporations	$ 25	0.75%	$ -	-	$ -	-	$ -	-	$ 25	0.75%
Mortgage backed securities	-	-	2,461	3.79%	3,411	3.90%	4,915	3.80%	10,787	3.83%
Total securities held-to-maturity	$ 25	0.75%	$ 2,461	3.79%	$ 3,411	3.90%	$ 4,915	3.80%	$10,812	3.82%
Investments consist of mortgage-backed securities, U.S. Government agency securities and tax-free municipal securities. We use the investment portfolio to provide adequate liquidity to the Bank, to assist in managing interest rate risk and to provide a reasonable rate of return.

Deposits

Total deposits increased $48.1 million, or 19.1%, to $300.4 million at December 31, 2005 from $252.3 million at December 31, 2004. Noninterest-bearing demand deposits decreased $1.9 million, or 5.5%, to $32.5 million at December 31, 2005 from $34.4 million at December 31, 2004. MMDA and NOW accounts decreased $4.6 million, or 7.2%, to $59.6 million at December 31, 2005 from $64.2 million at December 31, 2004. Savings deposits decreased $12.1 million, or 37.3%, to $20.3 million at December 31, 2005 from $32.4 million at December 31, 2004. Time deposits under $100,000 increased $46.7 million, or 49.4%, to $141.2 million at December 31, 2005 from $94.5 million at December 31, 2004.

Total deposits increased $33.5 million, or 15.3%, to $252.3 million at December 31, 2004 from $218.8 million at December 31, 2003. Noninterest-bearing demand deposits decreased $199,000, or 0.6%, to $34.4 million at December 31, 2004 from $34.6 million at December 31, 2003. MMDA and NOW accounts increased $11.6 million, or 22.1%, to $64.2 million at December 31, 2004 from $52.6 million at December 31, 2003. Savings deposits increased $10.2 million, or 45.8%, to $32.4 million at December 31, 2004 from $22.2 million at December 31, 2003. Time deposits under $100,000 increased $11.8 million, or 14.3%, to $94.5 million at December 31, 2004 from $82.7 million at December 31, 2003.

The following table represents categories of our deposits at December 31, 2003 through 2005:

	At December 31,
	2005	2004	2003
Noninterest-bearing demand deposits	$32,545,000	$34,391,000	$34,590,000
Interest-bearing demand deposits	59,638,000	64,235,000	52,626,000
Savings deposits	20,267,000	32,359,000	22,198,000
Time deposits, under $100,000	141,236,000	94,543,000	82,717,000
Time deposits, $100,000 or more	46,725,000	26,732,000	26,631,000
Total Deposits	$300,411,000	$252,260,000	$218,762,000

The following table describes the maturity of time deposits of $100,000 or more at December 31, 2005:

3 months or less	$37,221,000
Over 3 months through 6 months	3,809,000
Over 6 months through 12 months	1,700,000
Over 1 year	3,995,000
Total	$46,725,000

Borrowings

As of December 31, 2005, the Bank had advances totaling $15.6 million from the FHLB with maturities of two years or less and rates ranging from 2.03% to 4.58%. These advances require the Bank to pledge certain securities in our investment portfolio to the FHLB and these advances cannot be prepaid without penalty.

Return on Equity and Assets

	At December 31,
	2005	2004	2003
Return on average assets	.50%	.40%	.24%
Return on average equity	5.58%	5.65%	3.55%
Dividend payout ratio	29.27%	21.62%	0.00%
Average equity to average assets ratio	8.93%	7.12%	6.79%

Liquidity and Capital Resources

Liquidity represents an institution’s ability to generate cash or otherwise obtain funds at reasonable rates to satisfy commitments to borrowers and demands of depositors. Our primary sources of funds are deposits, proceeds from principal and interest payments on loans and investments, sales of investment securities available-for-sale and borrowings. While maturities and scheduled amortization of loans and investments are a predictable source of funds, deposit flows, loan prepayments and mortgage-backed securities prepayments are influenced by interest rates, economic conditions, and competition. Competition for deposits may require banks to increase the rates payable on deposits or expand their branch networks to adequately grow deposits in the future.

We monitor our liquidity position on a daily basis. We use overnight federal funds and interest- bearing deposits in other banks to absorb daily excess liquidity. Conversely, overnight federal funds may be purchased to satisfy daily liquidity needs. Federal funds are sold or purchased overnight through correspondent banks, one of which diversifies the holdings to an approved group of banks throughout the country. At December 31, 2005, the Bank had an aggregate availability of $40.7 million in secured and unsecured overnight lines of credit from its correspondent banks for the purchasing of federal funds.

As of December 31, 2005, we met all capital adequacy requirements to which we were subject and the most recent notification from the FDIC categorized us as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” we must maintain minimum leverage, Tier I capital and Total capital ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed our category.

Our actual capital ratios are presented in the following table:

	“Well Capitalized”	Actual at December 31, 2005	Actual at December 31, 2004
Leverage ratio	5.00%	10.20%	7.17%
Tier I capital to risk-weighted assets	6.00%	12.25%	10.00%
Total capital to risk-weighted assets	10.00%	12.67%	10.46%

Off-Balance Sheet Arrangements

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit. As of December 31, 2005 and 2004, commitments to extend credit and unused lines of credit amounted to approximately $54,865,000 and $63,681,000, respectively, and standby letters of credit were approximately $2,001,000 and $1,841,000, respectively. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statements of financial condition.

The Bank has also entered into long-term lease obligations for some of its premises and equipment, the terms of which generally include options to renew. These instruments involve, to varying degrees, elements of off-balance sheet risk in excess of the amount recognized in the statements of financial condition. At December 31, 2005, the required future minimum rental payments under these leases are as follows:

Years Ending December 31,
2006	$565,000
2007	566,000
2008	521,000
2009	459,000
2010	467,000
Thereafter	4,305,000
$6,883,000

The off-balance sheet arrangements discussed above did not and are not reasonably likely to have a material impact on the Bank's Financial Statements.

Asset and Liability Management

Important to the concept of liquidity is the management of interest-earning assets and interest-bearing liabilities. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market rates. Interest rate sensitivity measures the relative volatility of a bank’s interest margin resulting from changes in market interest rates. Through asset and liability management, we seek to position ourselves to contend with changing interest rates.

The following table summarizes repricing intervals for interest-earning assets and interest-bearing liabilities as of December 31, 2005, and the difference or “gap” between them on an actual and cumulative basis for the periods indicated. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities. During a period of falling interest rates, a positive gap would tend to adversely affect net interest income, while a negative gap would tend to result in an increase in net interest income. During a period of rising interest rates, a positive gap would tend to result in an increase in net interest income while a negative gap would tend to affect net interest income adversely. Items presented in this table are categorized as to remaining maturity or next repricing date.

	At December 31, 2005
	3 months or less	Over 3 months through 1 year	Over 1 year through 3 years	Over 3 years through 5 years	Over 5 years through 15 years	Over 15 years	Total
	(In thousands)

Interest-Earning Assets:

Loans, net of unearned discount (1)
Investment securities:	$137,501	$23,504	$25,302	$17,714	$21,970	$40,068	$266,059
Held-to-maturity
Available-for-sale	477	524	7,728	2,083	-	-	10,812
Restricted stock	23,587	3,013	10,169	6,996	717	-	44,482
Due from banks	1,876	-	-	-	-	-	1,876
	7,491	-	-	-	-	-	7,491

Total interest-earning assets	$170,932	$27,041	$43,199	$26,793	$22,687	$40,068	$330,720

Interest-Bearing Liabilities:

Savings deposits	$20,267	$-	$-	$-	$-	$-	$20,267
NOW and MMDA
deposits	59,638	-	-	-	-	-	59,638
Time deposits	51,017	72,420	59,804	4,720	-	-	187,961
Borrowings	4,406	6,850	4,385	-	-	-	15,641

Total interest-bearing liabilities	$135,328	$79,270	$64,189	$4,720	$-	$-	$283,507

Interest rate sensitive gap	$35,604	($52,229)	($20,990)	$22,073	$22,687	$40,068	$47,213

Cumulative interest rate sensitive gap	$35,604	($16,625)	($37,615)	($15,542)	$7,145	$47,213

_________________
(1) Includes loans held for sale.

The method used to analyze interest rate sensitivity in the table above has a number of limitations. Certain assets and liabilities may react differently to changes in interest rates even though they reprice or mature in the same or similar time periods. The interest rates on certain assets and liabilities may change at different times than changes in market interest rates, with some changing in advance of changes in market rates and some lagging behind changes in market rates. Also, certain assets (e.g. adjustable rate loans) often have provisions, which may limit changes in interest rates each time the interest rate changes and on a cumulative basis over the life of the loan. Additionally, the actual prepayments and withdrawals in the event of a change in interest rates may differ significantly from those assumed in the calculations shown in the table. Finally, the ability of borrowers to service their debt may decrease in the event of an interest rate increase.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934, as amended, requires the Bank’s executive officers and directors, and persons who own more than ten percent of the Bank’s common stock (collectively, “Reporting Persons”), to file reports of ownership and changes in ownership of the Bank’s common stock with the Federal Reserve Board and to provide copies of those reports to the Bank. The Bank is not aware of any person who presently is the beneficial owner, as defined under Section 16(a), of more than ten percent of the Bank’s common Stock. Based solely upon a review of the copies of such forms received by the Bank or written representations from Reporting Persons, the Bank believes that, with respect to fiscal 2005, all Reporting Persons complied with all applicable filing requirements under Section 16(a), except changes in ownership on Form 4 were not timely filed with regard to the dividend reinvestment feature of Mr. Taylor’s Individual Retirement Account in August and November 2005.

EXPERTS

The financial statements of the Bank at December 31, 2005 and 2004 and for each of the years in the two year period ended December 31, 2005 have been included in this proxy statement/prospectus in reliance upon the report of McGladrey & Pullen, LLP, appearing elsewhere in this proxy statement/prospectus, and upon the authority of said firm as experts in accounting and auditing.

A representative of McGladrey & Pullen, LLP will be present at the meeting and will be given an opportunity to make a statement. The representative will also be available to respond to appropriate questions from shareholders. The Audit Committee of the Board of Directors has determined that the provision of the services set forth under “Audit Fees” below, is compatible with maintaining the independence of McGladrey & Pullen, LLP with respect to the Bank for the fiscal year ended December 31, 2005. It is intended that McGladrey & Pullen, LLP will also serve as auditors of the Holding Company.

Audit Fees

The following table presents fees for professional services rendered by McGladrey & Pullen, LLP for the audit of the Bank’s annual financial statements for the fiscal years ended December 31, 2005 and 2004 and fees billed for other services rendered by McGladrey & Pullen, LLP and RSM McGladrey, Inc. (an affiliate of McGladrey & Pullen, LLP) for fiscal years 2005 and 2004:

	2005	2004
Audit fees (a)	$83,000	$77,000
Audit-related fees (b)	35,000	--
Tax fees (c)	12,000	10,000
All other fees	--	--
_________________________________

(a)	Fees for 2005 consist of fees for the audit of the Bank’s annual financial statements and review of financial statements included in the Bank’s quarterly reports.

(b)	Fees for 2005 consist of fees for the review of the Bank’s Offering Circular relating to its public offering of shares of common stock which closed in May 2005.

(c)	Tax service fees for compliance work, as well as tax planning and tax advice.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditor

The Audit Committee pre-approves all audit and permissible non-audit services provided to the Company by the independent auditor. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted policies and procedures for the pre-approval of services provided by the independent auditor. Such policies and procedures provide that management and the independent auditor shall jointly submit to the Audit Committee a schedule of audit and non-audit services for approval as part of the Annual Plan for each fiscal year. In addition, the policies and procedures provide that the Audit Committee may also pre-approve particular services not in the Annual Plan on a case-by-case basis. Management must provide a detailed description of each proposed service and the projected fees and costs (or a range of such fees and costs) for the service. The policies and procedures require management and the independent auditor to provide quarterly updates to the Audit Committee regarding services rendered to date and services yet to be performed.

SHAREHOLDER PROPOSALS

In order to be considered for inclusion in the Bank’s proxy materials for the annual meeting of shareholders for the fiscal year ending December 31, 2006 (the “2007 annual meeting”), all shareholder proposals must be received by the Bank and must be submitted in accordance with Rule 14a-8 of the Exchange Act on or before December 1, 2006. In order to receive consideration, shareholder proposals for the 2007 annual meeting which are not being submitted for inclusion in the Bank’s proxy statement must be submitted to the Secretary of the Bank so that it is received by the Bank within a reasonable time before the 2007 annual meeting. All shareholder proposals should be sent to R. Scott Horner, Secretary, Sterling Bank, 3100 Route 38, Mount Laurel, New Jersey 08054.

ADDITIONAL INFORMATION

This proxy statement/prospectus does not contain all of the information set forth in the Registration Statement which the Holding Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, in connection with the Reorganization described herein. The Registration Statement, including exhibits, may be inspected or copied at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the public reference facilities by calling the SEC at 1-800-SEC-0330. A copy of the Registration Statement, including exhibits, and other reports, proxy, and information statements and other information filed with the SEC may be also obtained through that SEC’s Internet web site located at http://www.sec.gov.

The Bank’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, as filed with the Federal Reserve Board, including exhibits thereto, as well as the Annual Report to the Shareholders for the fiscal year ended December 31, 2005, proxy statements, and quarterly and all other reports filed with the Federal Reserve Board may be inspected without charge at the Public Reference Section of the Federal Reserve Board at 20th Street and Constitution Avenue, NW, Washington, DC 20551. Copies of all or any such reports may be obtained from the Federal Reserve Board at prescribed rates.

OTHER BUSINESS

The Board of Directors is not aware of any other matters to come before the annual meeting. However, if any other matters should properly come before the annual meeting or any adjournments, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the persons named in the accompanying proxy.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

All schedules are omitted as the required information either is not applicable or is included in the consolidated financial statements or related notes.

Separate financial statements for Sterling Banks, Inc. have not been included in this prospectus because Sterling Banks, Inc., which has engaged in only organizational activities to date, has no significant assets, contingent or other liabilities, revenues, expenses or earning per share.

Report of Independent Registered Public Accounting Firm

Shareholders and Directors
Sterling Bank
Mount Laurel, New Jersey

We have audited the accompanying balance sheets of Sterling Bank as of December 31, 2005 and 2004, and the related statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sterling Bank as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Blue Bell, Pennsylvania

January 27, 2006

Sterling Bank

Balance Sheets
December 31, 2005 and 2004

Assets	2005	2004

Cash and cash due from banks	$17,847,000	$11,309,000
Federal funds sold	321,000	-

Cash and cash equivalents	18,168,000	11,309,000

Investment securities held-to-maturity, at cost (fair value of $10,493,000
and $13,916,000 at December 31, 2005 and 2004, respectively)	10,812,000	14,041,000
Investment securities available-for-sale, at fair value	44,482,000	53,950,000

Total investment securities	55,294,000	67,991,000

Restricted stock, at cost	1,876,000	1,669,000

Loans held for sale	40,721,000	26,026,000

Loans	225,338,000	179,765,000
Less: allowance for loan losses	(1,154,000)	(913,000)

Net loans	224,184,000	178,852,000

Bank premises and equipment, net	6,083,000	4,714,000
Accrued interest receivable and other assets	4,990,000	3,665,000

Total assets	$351,316,000	$294,226,000

Sterling Bank

Balance Sheets
December 31, 2005 and 2004

Liabilities and Shareholders' Equity	2005	2004

Liabilities
Deposits:
Noninterest-bearing	$32,545,000	$34,391,000
Interest-bearing	267,866,000	217,869,000

Total deposits	300,411,000	252,260,000

Federal Home Loan Bank advances	15,641,000	20,329,000
Accrued interest payable and other accrued liabilities	1,016,000	880,000

Total liabilities	317,068,000	273,469,000

Commitments and Contingencies (Notes 7, 8 and 16)

Shareholders' Equity
Common stock,
$2 par value, 15,000,000 and 5,000,000 shares authorized; 4,536,452 and
2,877,412 shares issued and outstanding at December 31, 2005 and 2004,
respectively	9,073,000	5,755,000
Additional paid-in capital	23,263,000	13,732,000
Retained earnings	2,746,000	1,597,000
Accumulated other comprehensive loss	(834,000)	(327,000)

Total shareholders' equity	34,248,000	20,757,000

Total liabilities and shareholders' equity	$351,316,000	$294,226,000

See Notes to Financial Statements.

Sterling Bank

Statements of Operations
Years Ended December 31, 2005 and 2004

	2005	2004
Interest and dividend income
Interest and fees on loans	$16,505,000	$10,986,000
Interest and dividends on securities	2,500,000	2,728,000
Interest on Federal funds sold	127,000	93,000
Total interest and dividend income	19,132,000	13,807,000

Interest expense
Interest on deposits	6,542,000	3,595,000
Interest on Federal Home Loan Bank advances and overnight borrowings	611,000	527,000
Total interest expense	7,153,000	4,122,000

Net interest income	11,979,000	9,685,000

Provision for loan losses	284,000	155,000

Net interest income after provision for loan losses	11,695,000	9,530,000

Noninterest income
Gains on sales of securities, net	1,000	132,000
Service charges	247,000	143,000
Miscellaneous fees and other	463,000	431,000
Total noninterest income	711,000	706,000

Noninterest expenses
Compensation and benefits	5,498,000	4,511,000
Occupancy, equipment and data processing	2,397,000	2,302,000
Marketing and business development	740,000	513,000
Professional services	399,000	394,000
Other operating expenses	775,000	757,000
Total noninterest expenses	9,809,000	8,477,000

Income before income tax expense	2,597,000	1,759,000

Income tax expense	966,000	633,000

Net income	$1,631,000	$1,126,000

Net income per common share:
Basic	$0.41	$0.37
Diluted	$0.40	$0.37
Weighted average shares outstanding:
Basic	3,993,000	3,005,000
Diluted	4,067,000	3,041,000

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Sterling Bank

Statements of Shareholders' Equity
Years Ended December 31, 2005 and 2004

	Common Stock
	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity

December 31, 2003	2,695,940	$5,392,000	$13,754,000	$696,000	$(179,000)	$19,663,000

Comprehensive income:

Net income - 2004	-	-	-	1,126,000	-	1,126,000
Change in net unrealized loss on
securities available-for-sale, net
of reclassification adjustment and tax effects	-	-	-	-	(148,000)	(148,000)
Total comprehensive income						978,000

Cash dividends paid ($0.08 per share)	-	-	-	(225,000)	-	(225,000)
5% common stock dividend	136,873	274,000	(276,000)	-	-	(2,000)

Net proceeds from issuance of common stock	44,599	89,000	254,000	-	-	343,000
December 31, 2004	2,877,412	5,755,000	13,732,000	1,597,000	(327,000)	20,757,000

Comprehensive income:
Net income - 2005	-	-	-	1,631000	-	1,631,000
Change in net unrealized loss on
securities available-for-sale, net
of reclassification adjustment and tax effects	-	-	-	-	(507,000)	(507,000)
Total comprehensive income						1,124,000

Cash dividends paid ($0.12 per share)	-	-	-	(482,000)	-	(482,000)
5% common stock dividend	215,771	431,000	(433,000)	-	-	(2,000)

Stock compensation	-	-	16,000	-	-	16,000

Net proceeds from issuance of common stock	1,443,269	2,887,000	9,948,000	-	-	12,835,000
December 31, 2005	4,536,452	$9,073,000	$23,263,000	$2,746,000	$(834,000)	$34,248,000

See Notes to Financial Statements.

Sterling Bank

Statements of Cash Flows
Years Ended December 31, 2005 and 2004

	2005	2004
Cash Flows From Operating Activities
Net income	$1,631,000	$1,126,000
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization of premises and equipment	771,000	804,000
Provision for loan losses	284,000	155,000
Net amortization of purchase premiums and discounts on securities	164,000	207,000
Stock compensation	16,000	-
Realized gain on sales of securities available-for-sale	(1,000)	(132,000)
Realized (gain) loss on sales of equipment	(24,000)	2,000
Deferred income tax benefit	(112,000)	74,000
Proceeds from sale of loans held for sale	375,334,000	300,613,000
Originations of loans held for sale	(390,029,000)	(304,139,000)
Changes in operating assets and liabilities:
Increase in accrued interest receivable and other assets	(875,000)	(76,000)
Increase in accrued interest payable and other accrued liabilities	136,000	113,000
Net cash used in operating activities	(12,705,000)	(1,253,000)

Cash Flows From Investing Activities
Purchases of securities available-for-sale	-	(23,539,000)
Purchases of securities held-to-maturity	-	(9,186,000)
Proceeds from sales of securities available-for-sale	3,844,000	9,272,000
Proceeds from maturities of securities available-for-sale	-	9,000,000
Proceeds from principal payments on mortgage-backed securities available-for-sale	4,683,000	4,869,000
Proceeds from principal payments on mortgage-backed securities held-to-maturity	3,162,000	3,061,000
Purchases of restricted stock	(3,338,000)	(1,234,000)
Proceeds from sale of restricted stock	3,131,000	733,000
Net increase in loans	(45,616,000)	(49,457,000)
Proceeds from sales of equipment	71,000	45,000
Purchases of premises and equipment	(2,187,000)	(467,000)
Net cash used in investing activities	(36,250,000)	(56,903,000)

Cash Flows From Financing Activities
Net proceeds from issuance of common stock	12,835,000	343,000
Dividends paid	(484,000)	(227,000)
Net decrease in noninterest-bearing deposits	(1,846,000)	(199,000)
Net increase in interest-bearing deposits	49,997,000	33,697,000
Proceeds from Federal Home Loan Bank Advances	11,070,000	16,085,000
Repayment of Federal Home Loan Bank Advances	(15,758,000)	(11,756,000)
Net cash provided by financing activities	55,814,000	37,943,000

Increase (Decrease) in cash and cash equivalents	6,859,000	(20,213,000)

Cash and Cash Equivalents, beginning	11,309,000	31,522,000

Cash and Cash Equivalents, ending	$18,168,000	$11,309,000

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest on deposits and borrowed funds	$7,123,000	$4,312,000

Income taxes	$1,563,000	$313,000

See Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies

Description of Business: Sterling Bank (the “Bank”) is a commercial bank, which was incorporated on September 1, 1989, and commenced opera-tions on December 7, 1990. The Bank is chartered by the New Jersey Department of Banking and Insurance and is a member of the Federal Reserve System and the Federal Deposit Insurance Corporation. The Bank maintains its principal office at 3100 Route 38 in Mount Laurel, New Jersey and has six other full service branches. The Bank’s primary deposit products are checking, savings and term certificate accounts and its primary loan products are consumer, residential mortgage and commercial loans.

The accounting and financial reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and to general practices within the banking industry. The policies that materially affect the determination of financial position, results of operations and cash flows are summarized below.

Investment Securities: Investment securities are classified under one of the following categories at the date of purchase: “Held-to-Maturity” and accounted for at historical cost, adjusted for accretion of discounts and amortization of premiums; “Available-for-Sale” and accounted for at fair value, with unrealized gains and losses reported as a separate component of shareholders’ equity; or “Trading” and accounted for at fair value, with unrealized gains and losses reported as a component of net income. Classification is reassessed at each balance sheet date. The Bank has not held and does not intend to hold trading securities.

At December 31, 2005 and 2004, the Bank has identified investment securities that will be held for indefinite periods of time, including securities that will be used as part of the Bank’s asset/liability management strategy and that may be sold in response to changes in interest rates, prepayments and similar factors. These securities are classified as “available-for-sale” and are carried at fair value, with any unrealized gains or temporary losses reported as a separate component of other comprehensive income, net of the related income tax effect.

Also, at December 31, 2005 and 2004, the Bank reported investments in securities, which were carried at cost, adjusted for amortization of premiums and accretion of discounts. The Bank has the intent and ability to hold these investment securities to maturity considering all reasonably foreseeable events or conditions. These securities are classified as “held-to-maturity.”

Declines in the fair value of individual securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value, are included in noninterest income in the statements of operations. Factors affecting the determination of whether an other-than-temporary impairment has occurred include a downgrading of the security by a rating agency, a significant deterioration in the financial condition of the issuer, or that the Bank would not have the intent and ability to hold a security for a period of time sufficient to allow for any anticipated recovery in fair value.

The amortization of premiums and accretion of discounts, computed by using the interest method over their contractual lives, are recognized in interest income. Gains and losses on the sale of such securities are accounted for on the specific identification basis.

Restricted Stock: Restricted stock includes investments in the common stocks of the Federal Reserve Bank of Philadelphia, the Federal Home Loan Bank of New York, and the Atlantic Central Bankers Bank, for which no markets exists and, accordingly, are carried at cost.

Loans: The Bank originates residential mortgage, commercial and consumer loans to customers located principally in Burlington County and Camden County in Southern New Jersey. The ability of the Bank’s debtors to honor their contracts is dependent upon general economic conditions in this area, including the real estate market, employment conditions and the interest rate market.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment to the related loan yield using the interest method.

A loan is considered to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on residential mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Consumer and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful.

Interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses: The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses in the balance of the loan portfolio, based on an evaluation of the collectibility of existing loans and prior loss experience.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of loans in light of changes in the nature and volume of the loan portfolio, overall portfolio quality and historical experience, review of specific problem loans, adverse situations which may affect borrowers’ ability to repay, estimated value of any underlying collateral, prevailing economic conditions, and other factors which may warrant current recognition. Such periodic assessments may, in management’s judgment, require the Bank to recognize additions or reductions to the allowance.

Various regulatory agencies periodically review the adequacy of the Bank’s allowance for loan losses as an integral part of their examination process. Such agencies may require the Bank to recognize additions or reductions to the allowance based on their judgments of information available to them at the time of their examination. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual residential mortgage and consumer loans for impairment disclosures.

Loans Held for Sale: Loans originated and intended for sale are recorded at the lower of aggregate cost or estimated fair value. Such loans are generally under an agreement of sale to an outside investor prior to the settlement.

Concentration of Credit Risk: The Bank’s loans are generally to diversified customers in Burlington County and Camden County, Southern New Jersey. The concentrations of credit by type of loan are set forth in Note 4. Generally, loans are collateralized by assets of the borrower and are expected to be repaid from the cash flow or proceeds from the sale of selected assets of the borrower.

Mortgage-backed securities held by the Bank generally consist of certificates that are guaranteed by an agency of the United States government.

Interest Rate Risk: The Bank is principally engaged in the business of attracting deposits from the general public and using these deposits, together with other borrowed funds, to make commercial, residential mortgage, and consumer loans, and to invest in overnight and term investment securities. Inherent in such activities is the potential for the Bank to assume interest rate risk, which results from differences in the maturities and repricing characteristics of assets and liabilities. For this reason, management regularly monitors the level of interest rate risk and the poten-tial impact on net income.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed and charged to expense using the straight-line method over the estimated useful lives of the assets. Leasehold improve-ments are amortized to expense over the shorter of the term of the respective lease or the estimated useful life of the improvements.

Income Taxes: Deferred income taxes arise principally from the difference between the income tax basis of an asset or liability, and its reported amount in the financial statements, at the statutory income tax rates expected to be in effect when the taxes are actually paid or recovered. Deferred income tax assets are reduced by a valuation allowance when, based on the weight of evidence available, it is more likely than not that some portion of the net deferred tax assets may not be realized.

Comprehensive Income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. However, certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities are reported as a separate component of the equity section of the balance sheet. Such items, along with net income, are components of comprehensive income.

The components of other comprehensive loss and related tax effects for 2005 and 2004 are as follows:

	2005	2004
Unrealized holding losses on available-for-sale securities	$(844,000)	$(115,000)
Reclassification adjustment for gains realized in income	(1,000)	(132,000)
Net unrealized losses	(845,000)	(247,000)
Tax effect	(338,000)	(99,000)
Net-of-tax amount	$(507,000)	$(148,000)

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

Statement of Cash Flows: For the purpose of the statement of cash flows, cash equivalents are defined as cash and due from banks and other short-term investments with an original maturity, when purchased, of ninety days or less. For the purposes of the statement of cash flows, the change in loans and deposits are shown on a net basis.

Earnings Per Common Share: Basic earnings per common share are computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per common share consider common share equivalents (when dilutive) outstanding during each year. Certain options to purchase common stock were excluded from the 2005 and 2004 computation because the exercise prices of such options were greater than the average market price of the Bank’s common stock during the period. The Bank uses the treasury stock method in calculating diluted earnings per common share. Both basic and diluted earnings per share computations give retroactive effect to stock dividends declared. Earnings per common share have been computed based on the following for the years ended December 31, 2005 and 2004:

	2005	2004

Net income	$1,631,000	$1,126,000

Average number of common shares outstanding	3,993,000	3,005,000
Effect of dilutive options	74,000	36,000
Average number of common shares outstanding used to
calculate diluted earnings per common share	4,067,000	3,041,000

Stock-Based Employee Compensation: The Bank has a stock-based employee compensation plan which is more fully described in Note 15. As permitted under generally accepted accounting principles, grants of options under the plan are accounted for under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Because options granted under the plan had an exercise price equal to or greater than the market value of the underlying common stock on the date of grant, no stock-based employee compensation expense is included in determining net income for 2005 or 2004 for options issued. In December 2005, the Bank’s Board of Directors accelerated the vesting of, and vested, all unvested outstanding options to acquire the Bank’s common stock granted in fiscal years 2003, 2004 and 2005, totaling approximately 126,000 options that would otherwise vest at various times through the end of fiscal 2008 (the “Acceleration”). All other terms and conditions of such options remain unchanged as a result of the Acceleration.

The Board of Directors determined that the Acceleration is in the best interests of the Bank and its shareholders because it reduced compensation expense that the Bank would otherwise be required to record in future periods when the Bank becomes subject to the requirements of Financial Accounting Standards Board ("FASB") Statement No. 123 Share-Based Payment (Revised 2004) ("SFAS 123R"). The Bank became subject to SFAS 123R on January 1, 2006 (i.e., the first day of its fiscal year ending December 31, 2006). SFAS 123R will generally require that the Bank record compensation expense equal to the fair value of all equity-based compensation over the vesting period of each award. As a result of the Acceleration and based on estimated Black-Scholes value calculations, the Bank avoided incurring estimated pre-tax compensation expense related to the options subject to the Acceleration of approximately $182,000 in fiscal 2006, $118,000 in fiscal 2007, and $64,000 in fiscal 2008.

The Acceleration meets the criteria for variable accounting. Based upon past experience, the Bank believes that the majority of the holders of the options subject to the Acceleration will remain employed over the full term of the original vesting period. Consequently, the Bank recorded in the fourth fiscal quarter ending December 31, 2005, a pre-tax charge to earnings of $16,000, in the form of compensation expense, related to the Acceleration.

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

The following table illustrates the additional effect on net income and earnings per share for the years ended December 31, 2005 and 2004 as if the Bank had applied the fair value recognition provisions of FASB Statement No. 123, Accounting for Stock-Based Compensation (“SFAS 123”), to stock-based employee compensation. Both basic and diluted calculations give retroactive effect to stock dividends declared.

	2005	2004
Net income, as reported	$1,631,000	$1,126,000
Deduct total stock-based compensation expense determined
under the fair value method for all awards	(494,000)	(100,000)
Pro forma net income	$1,137,000	$1,026,000
Earnings per share:
Basic:
As reported	$0.41	$0.37
Pro forma	$0.28	$0.34
Diluted:
As reported	$0.40	$0.37
Pro forma	$0.28	$0.34

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term is the determination of the allowance for loan losses.

Recent Accounting Pronouncements:

EITF Issue 03-01 The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments

In March 2004, the FASB released Emerging Issues task Force (“EITF”) Issue 03-1. It provides guidance for determining when an investment is impaired and whether the impairment is other than temporary. In September 2004, the FASB approved for issuance a FASB Staff Position (“FSP”) EITF Issue 03-1-1. This issue delays the effective date, originally set for periods beginning after June 15, 2004, for the measurement and recognition guidance contained in paragraph 10-20 of EITF Issue 03-1. However, it does not suspend the requirements to recognize other-than-temporary impairments as required by existing authoritative literature. On June 29, 2005, the FASB decided not to provide additional guidance on the meaning of other-than-temporary impairment and directed the staff to propose a final FSP (retitled FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments) was issued on November 3, 2005 and replaces the guidance set forth in certain paragraphs of Issue 03-1 with references to existing other-than-temporary impairment guidance. The final FSP is to be applied prospectively and is effective for the Bank beginning January 1, 2006. The Bank does not expect application of the FSP to have a material impact on the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of Business and Summary of Significant Accounting Policies (Continued)

Statement No. 123 (Revised) Share-Based Payment

In December 2004, the FASB issued SFAS No. 123(R), which establishes accounting standards for transactions in which an entity exchanges its equity instruments for goods or services. SFAS No. 123(R) also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments. SFAS No. 123(R) covers a wide range of share-based compensation arrangements including stock options, restricted stock plans, performance-based stock awards, stock appreciation rights, and employee stock purchase plans. SFAS No. 123(R) replaces existing requirements under SFAS No. 123, Accounting for Stock-Based Compensation, and eliminates the ability to account for share-based compensation transactions using APB Opinion No. 25. Therefore, the grant of future stock options will be reflected as a compensation expense in the Bank’s financial statements over the period in which the employee is required to provide services in exchange for the award. The provisions for SFAS No. 123(R) are effective for the Bank on January 1, 2006. As of December 31, 2005, all of the stock options the Bank has granted have been vested and therefore will not require any stock-based employee compensation expense to be recognized in future periods. The financial impact of any stock options granted in the future will be determined using the Black-Scholes option pricing model.

Note 2.  Concentration of Credit Risk

The Bank maintains various deposit accounts with other banks to meet normal funds transaction requirements, to satisfy deposit reserve requirements, and to compensate other banks for certain correspondent services. These accounts are insured by the Federal Deposit Insurance Corporation up to $100,000 per account. Management is responsible for assessing the credit risk of its correspondent banks. The withdrawal or usage restrictions of these accounts did not have a significant impact on the operations of the Bank as of December 31, 2005.

Note 3.  Investment Securities

The Bank’s investment securities as of December 31, 2005 was as follows:

	2005
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
U.S. Government agencies and corporations	$27,260,000	$-	$(806,000)	$26,454,000
Mortgage-backed securities	14,937,000	4,000	(423,000)	14,518,000
Municipal securities	3,675,000	-	(165,000)	3,510,000
Total securities available-for-sale	$45,872,000	$4,000	$(1,394,000)	$44,482,000
Held-to-maturity
U.S. Government agencies and corporations	$25,000	$-	$-	$25,000
Mortgage-backed securities	10,787,000	-	(319,000)	10,468,000
Total securities held-to-maturity	$10,812,000	$-	$(319,000)	$10,493,000

NOTES TO FINANCIAL STATEMENTS

Note 3.  Investment Securities (Continued)

The Bank’s investment securities as of December 31, 2004 was as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Available-for-sale
U.S. Government agencies and corporations	$27,264,000	$18,000	$(227,000)	$27,055,000
Mortgage-backed securities	19,712,000	20,000	(171,000)	19,561,000
Municipal securities	7,519,000	16,000	(201,000)	7,334,000
Total securities available-for-sale	$54,495,000	$54,000	$(599,000)	$53,950,000
Held-to-maturity
U.S. Government agencies and corporations	$25,000	$-	$-	$25,000
Mortgage-backed securities	14,016,000	2,000	(127,000)	13,891,000
Total securities held-to-maturity	$14,041,000	$2,000	$(127,000)	$13,916,000

The amortized cost and estimated market value of debt securities at December 31, 2005 by contractual maturities are shown below. Expected maturities may differ from contractual maturities for mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without any penalties; therefore, these securities are not included in the maturity categories in the following maturity schedule.

	December 31, 2005
	Available-for-sale		Held-to-maturity
	Amortized	Estimated	Amortized	Estimated
	Cost	Fair Value	Cost	Fair Value
Maturing within one year	$-	$-	$25,000	$25,000
Maturing after one year, but within five years	25,510,000	24,758,000	-	-
Maturing after five years, but within ten years	3,020,000	2,896,000	-	-
Maturing after ten years	2,405,000	2,310,000	-	-
Mortgage-backed securities	14,937,000	14,518,000	10,787,000	10,468,000
Total securities	$45,872,000	$44,482,000	$10,812,000	$10,493,000

Proceeds from sales of in-vestment securities available-for-sale during 2005 and 2004 were $3,844,000 and $9,272,000, respectively. Gross gains of $1,000 and $132,000 in 2005 and 2004, respectively, were realized on those transactions. Realized gains and losses are determined on the specific identification method and are included in noninterest income.

Securities with a carrying value of $48,135,000 and $56,806,000 were pledged to secure public deposits and Federal Home Loan Bank advances at December 31, 2005 and 2004, respectively.

NOTES TO FINANCIAL STATEMENTS

Note 3.  Investment Securities (Continued)

Included in “Interest and dividends on securities” in the Statements of Operations was $199,000 and $285,000 of tax-exempt interest income for 2005 and 2004, respectively.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2005, are as follows:

	Continuous Unrealized Losses Existing for Less Than 12 Months		Continuous Unrealized Losses Existing for More Than 12 Months
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:
U.S. Government agencies and corporations	$6,347,000	$(122,000)	$20,107,000	$(685,000)
Mortgage-backed securities	1,726,000	(32,000)	12,475,000	(390,000)
Municipal securities	-	-	3,510,000	(165,000)
	8,073,000	(154,000)	36,092,000	(1,240,000)
Held-to-maturity:
Mortgage-backed securities	1,623,000	(31,000)	8,845,000	(288,000)
Total temporarily impaired securities	$9,696,000	$(185,000)	$44,937,000	$(1,528,000)

At December 31, 2005, 29 U.S. Government agencies and corporations, 44 mortgage-backed securities and 5 municipal securities were in an unrealized loss position. 63 of those securities were in an unrealized loss position for one year or more. Management believes that the deterioration in value is attributable to changes in market interest rates and not the credit quality of the issuer. This factor coupled with the fact the Bank has both the intent and ability to hold securities for a period of time sufficient to allow for any anticipated recovery in fair value substantiates that the unrealized losses in the available-for-sale portfolio are temporary.

The fair value of securities with unrealized losses by length of time that the individual securities have been in a continuous loss position at December 31, 2004, are as follows:

	Continuous Unrealized Losses Existing for Less Than 12 Months		Continuous Unrealized Losses Existing for More Than 12 Months
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available-for-sale:
U.S. Government agencies and corporations	$18,711,000	$(185,000)	$1,858,000	$(42,000)
Mortgage-backed securities	16,157,000	(169,000)	489,000	(2,000)
Municipal securities	1,448,000	(13,000)	4,334,000	(188,000)
	36,316,000	(367,000)	6,681,000	(232,000)
Held-to-maturity:
Mortgage-backed securities	12,276,000	(127,000)	-	-
Total temporarily impaired securities	$48,592,000	$(494,000)	$6,681,000	$(232,000)

NOTES TO FINANCIAL STATEMENTS

Note 4.  Loans

The composition of net loans as of December 31, 2005 and 2004 are as follows:

	2005	2004
Commercial	$154,046,000	$120,163,000
Consumer	41,175,000	30,936,000
Residential mortgage	30,117,000	28,666,000
Total loans	225,338,000	179,765,000
Less: allowance for loan losses	(1,154,000)	(913,000)
Net loans	$224,184,000	$178,852,000

Note 5.  Loans to Related Parties

Loans to related parties include loans made to executive officers, directors and their affiliated interests. Management believes that the Bank has not entered into any transactions with these individuals or entities that were less favorable to the Bank than they would have been for similar transactions with other borrowers.

An analysis of the activity in related party loans for 2005 and 2004 is as follows:

	2005	2004
Balance, beginning of year	$8,807,000	$6,510,000
Additions	3,218,000	7,558,000
Payments	(4,765,000)	(5,261,000)
Reclassification as non-related party	(2,390,000)	-
Balance, end of year	$4,870,000	$8,807,000

At December 31, 2005 and 2004, these loans are current as to payment of principal and interest.

In addition, the Bank has financial instruments with off balance-sheet risk with certain related parties including loan commitments made to executive officers, directors and their affiliated interests. As of December 31, 2005 and 2004, commitments to extend credit and unused lines of credit amounted to approximately $2,106,000 and $1,889,000, respectively. Standby letters of credit were approximately $290,000 and $360,000 as of December 31, 2005 and 2004, respectively. These amounts are included in loan commitments and standby letters of credit (Note 7).

NOTES TO FINANCIAL STATEMENTS

Note 6.  Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, 2005 and 2004 are as follows:

	2005	2004
Balance, beginning of year	$913,000	$760,000
Provision for loan losses	284,000	155,000
Loans charged off	(45,000)	(9,000)
Recoveries of loans previously charged off	2,000	7,000
Balance, end of year	$1,154,000	$913,000

At December 31, 2005 and 2004, the carrying value of impaired loans was $-0- and $284,000, respectively. The average recorded investment in impaired loans during 2005 and 2004 was $108,000 and $79,000, respectively. Such loans are valued based on the present value of expected future cash flows discounted at the loans’ effective interest rates and/or the fair value of collateral if a loan is collateral dependent. No specific allocations were included in the allowance for loan losses at December 31, 2005 and 2004 for these loans. At December 31, 2005 and December 31, 2004, loans past due 90 days or more and still accruing interest were $447,000 and $437,000, respectively. Total non-accruing loans were $0 at December 31, 2005 and $284,000 at December 31, 2004.

Note 7.  Loan Commitments and Standby Letters of Credit

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, including unused portions of lines of credit, and standby letters of credit, which are conditional commit-ments issued by the Bank to guarantee the performance of an obligation of a customer to a third party. Both arrangements have credit risk essentially the same as that involved in extending loans, and are subject to the Bank’s normal credit policies. Collateral may be obtained based on management’s credit assessment of the customer. The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments.

As of December 31, 2005 and 2004, commitments to extend credit and unused lines of credit amounted to approximately $54,865,000 and $63,681,000, respectively, and standby letters of credit were approximately $2,001,000 and $1,841,000, respectively. During 2005 and 2004, the majority of these commitments and standby letters of credit were at a variable rate of interest.

Such commitments generally have fixed expiration dates or other termination clauses. Since many commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Note 8.  Bank Premises and Equipment

Bank premises and equipment at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Land	$1,004,000	$1,004,000
Premises and improvements	5,272,000	3,832,000
Furniture and equipment	3,916,000	3,453,000
Total premises and equipment, at cost	10,192,000	8,289,000
Less: accumulated depreciation and amortization	(4,109,000)	(3,575,000)
Premises and equipment, net	$6,083,000	$4,714,000

NOTES TO FINANCIAL STATEMENTS

Note 8.  Bank Premises and Equipment (Continued)

The estimated useful lives for calculating deprecia-tion and amortization on furniture and equipment are between three and seven years. Premises and leasehold improvements are depreciated over the lesser of the economic life or the term of the related lease, generally ranging from three to twenty-five years.

The Bank is obligated under a non-cancelable lease agreement (“1995 Lease”) with respect to land and building used for its main branch. The term of the 1995 Lease is 20 years with two 10-year renewal options. Rental payments under this lease commenced in January 1996. The lease payments increase through the initial 20-year term in accordance with changes in the National Consumer Price Index. In addition, the Bank is responsible for real estate taxes, insurance, utilities, and maintenance and repair costs.

During 1999, the Bank entered into a long-term operating lease of another bank building used for one of its branches beginning in June 2000. The term of the lease is for twenty-five years through May 2025 with two five-year renewal options.

During 2005, the Bank renewed an operating lease for an administrative facility beginning in August 2005. The term of the lease is for three years through July 2008.

During 2005, the Bank entered into a long-term operating lease of another bank building used for one of its branches beginning in December 2005. The term of the lease is for fifteen years through November 2020 with five five-year renewal options.

The Bank is required to pay operating expenses for all leased properties. At December 31, 2005, the required future minimum rental payments under these leases are as follows:

Years Ending December 31,

2006	$565,000
2007	566,000
2008	521,000
2009	459,000
2010	467,000
Thereafter	4,305,000
$6,883,000

Rent expense was $496,000 and $451,000 in 2005 and 2004, respectively.

Note 9.  Bank-Owned Life Insurance

In 2003, the Bank purchased a total of $2,000,000 of bank-owned life insurance on selected officers. The carrying amount of $2,214,000 and $2,134,000 at December 31, 2005 and 2004, respectively, is included in “Accrued interest receivable and other assets” in the accompanying balance sheets.

NOTES TO FINANCIAL STATEMENTS

Note 10.  Deposits

Deposits at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Demand deposits, noninterest-bearing	$32,545,000	$34,391,000
Demand deposits, interest-bearing	59,638,000	64,235,000
Savings deposits	20,267,000	32,359,000
Time deposits of $100,000 or more	46,725,000	26,732,000
Other time deposits	141,236,000	94,543,000
Total deposits	$300,411,000	$252,260,000

At December 31, 2005, the scheduled maturities of time deposits are as follows:

Years Ending December 31,

2006	$123,437,000
2007	50,709,000
2008	9,095,000
2009	4,217,000
2010	503,000
$187,961,000

Interest expense on time deposits of $100,000 or more was approximately $1,121,000 and $453,000 for the years ended December 31, 2005 and 2004, respectively.

Note 11.  Borrowed Funds and Availability Under Lines of Credit

The Bank is a member of the Federal Home Loan Bank of New York. Such membership permits the Bank to obtain funding in the form of advances. At December 31, 2005 and 2004, there were $15,641,000 and $20,329,000, respectively, in advances outstanding.

At December 31, 2005, borrowed funds mature as follows:

Years Ending December 31,		Interest Rate

2006	$11,256,000	2.03-4.58%
2007	4,385,000	2.62-3.48%
	$15,641,000

NOTES TO FINANCIAL STATEMENTS

Note 11.  Borrowed Funds and Availability Under Lines of Credit (Continued)

Federal Home Loan Bank of New York advances require the Bank to provide collateral, which may be in the form of a blanket lien on the Bank’s assets or through a pledge, assignment, or delivery of specific assets. At December 31, 2005 and 2004, mortgage-backed investment securities with a carrying value of $21,160,000 and $26,198,000 were pledged, assigned, and delivered as collateral for outstanding advances. These advances cannot be prepaid without penalty. The agreement also requires that the Bank maintain a certain percentage of its assets in home mortgage assets, which may include mortgage-backed securities, and that the Bank purchase a certain amount of Federal Home Loan Bank of New York common stock. Both requirements follow formulas established by the Federal Home Loan Bank of New York.

The Bank maintains the ability to borrow funds on an overnight basis under secured and unsecured lines of credit with correspondent banks. At December 31, 2005 and 2004, the aggregate availability under such lines of credit was $64,500,000 and $42,601,000, respectively. At December 31, 2005 and 2004, there was $-0- in outstanding borrowings.

Note 12.  Shareholders’ Equity

During 2004, the Bank declared and paid a quarterly cash dividend of $0.02 per common share.

The Bank paid a 5% common stock dividend on July 31, 2004 to shareholders of record on June 30, 2004. Pursuant to Regulatory approval, this transaction was recorded as a transfer from additional paid-in capital to common stock based on the common stock’s $2 par value.

During 2005, the Bank increased the number of common shares authorized to 15,000,000 from 5,000,000.

During 2005, the Bank declared and paid a quarterly cash dividend of $0.03 per common share.

The Bank paid a 5% common stock dividend on August 12, 2005 to shareholders of record on July 29, 2005. Pursuant to Regulatory approval, this transaction was recorded as a transfer from additional paid-in capital to common stock based on the common stock’s $2 par value.

During 2005, the Bank completed a Stock Offering raising approximately $12,794,000, net of related costs. 1,437,500 shares were issued at $9.75 per share. In addition, 5,769 shares of common stock were issued upon the exercise of stock options raising approximately $41,000.

Note 13.  Income Taxes

The net deferred tax asset, which is included in “Accrued interest receivable and other assets”, at December 31, 2005 and 2004, includes the following:

	2005	2004
Deferred tax assets	$939,000	$550,000
Deferred tax liabilities	(278,000)	(339,000)
Net deferred tax asset	$661,000	$211,000

NOTES TO FINANCIAL STATEMENTS

Note 13.  Income Taxes (Continued)

Income tax expense for the years ended December 31, 2005 and 2004 consisted of the following:

	2005	2004
Current tax expense
Federal	$856,000	$428,000
State	222,000	131,000
Deferred tax (expense) benefit	(112,000)	74,000
	$966,000	$633,000

Income tax expense differs from the expected statutory expense principally due to non-taxable interest income earned by the Bank. A reconciliation of the Bank’s effective income tax rate with the Federal rate for 2005 and 2004 is as follows:

	2005	2004
Tax expense at statutory rate (35%)	$909,000	$616,000
Permanent difference and other, net	(64,000)	(61,000)
State income taxes, net of federal tax benefit	147,000	96,000
Benefit of income taxed at lower rates	(26,000)	(18,000)
	$966,000	$633,000

The tax effects of temporary differences between the book and tax basis of assets and liabilities which give rise to the Bank’s net deferred tax asset are as follows:

	2005	2004
Allowance for loan losses	$383,000	$332,000
Securities available-for-sale	556,000	218,000
Other	(124,000)	(75,000)
Property and equipment	(154,000)	(264,000)
Net deferred tax asset	$661,000	$211,000

Realization of deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management estimates that it is probable that all of the net deferred tax asset will be realized. However, the amount of the net deferred tax asset considered realizable could be reduced if estimates of future taxable income in the foreseeable future are reduced.

Note 14.  Regulatory Matters

Capital Ratios: The Bank is subject to various regulatory capital requirements administered by the Federal Banking Agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

NOTES TO FINANCIAL STATEMENTS

Note 14.  Regulatory Matters (Continued)

Quantitative measures established by Regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the Regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2005 and 2004, that the Bank met all capital adequacy requirements to which it is subject.

As of June 30, 2005, the most recent notification from the Federal Reserve Bank and the New Jersey Department of Banking and Insurance categorized the Bank as well capitalized under the Regulatory framework for prompt correction action. To be categorized as well capitalized the Bank must maintain minimum Total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the following table.

At December 31, 2005, the Bank’s actual capital amounts and ratios are presented in the following table:

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$36,298,000	12.67%	>	$22,913,000	>	8.0%	>	$28,641,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$35,082,000	12.25%	>	$11,456,000	>	4.0%	>	$17,185,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$35,082,000	10.20%	>	$13,757,000	>	4.0%	>	$17,196,000	>	5.0%

At December 31, 2004, the Bank’s actual capital amounts and ratios are presented in the following table:

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio		Amount		Ratio		Amount		Ratio
Total Capital
(To Risk Weighted Assets)	$22,058,000	10.46%	>	$16,869,000	>	8.0%	>	$21,086,000	>	10.0%
Tier 1 Capital
(To Risk Weighted Assets)	$21,084,000	10.00%	>	$8,434,000	>	4.0%	>	$12,652,000	>	6.0%
Tier 1 Capital
(to Average Assets)	$21,084,000	7.17%	>	$11,766,000	>	4.0%	>	$14,708,000	>	5.0%

Restriction on the Payment of Dividends: Certain limitations exist on the availability of the Bank’s undistributed net assets for the payment of cash dividends without prior approval from regulatory authorities. During 2005 and 2004, cash dividends were declared and paid in the amount of $482,000 and $225,000, respectively. Subsequent to December 31, 2005, the Bank declared a cash dividend of $0.03 per common share payable on February 23, 2006 to shareholders of record as of February 10, 2006.

NOTES TO FINANCIAL STATEMENTS

Note 15.  Benefit Plans

Savings Plan: The Bank maintains a defined contribution savings plan under Section 401(k) of the Internal Revenue Code for its eligible employees. Under the Plan, employee contributions, up to 6% of gross salary, are matched in part at the discretion of the Bank. Employee and matching contributions are immediately vested. During 2005 and 2004, the Bank made approximately $91,000 and $84,000, respectively, in matching contributions. The Bank may elect to make an additional discretionary profit sharing contribution to the Plan each calendar year. Such contributions would be vested based on length of credited service. No discretionary contributions were made in 2005 or 2004.

Stock Option Plan: All stock option amounts and prices included in the following discussion have been adjusted for all stock dividends through December 31, 2005 (Note 12).

In 1994, the shareholders approved the Sterling Bank 1994 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 23,589 shares of common stock.

In 1998, the shareholders approved the Sterling Bank 1998 Employee Stock Option Plan and the Sterling Bank 1998 Director Stock Option Plan (collectively the “Plans”). The Plans are qualified as an “incentive stock option plan” under Section 422 of the Internal Revenue Code. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 94,596 shares of common stock for the Employee Plan and 56,284 shares of common stock for the Director Plan.

In 2003, the shareholders approved the Sterling Bank 2003 Employee Stock Option Plan. Reserved for issuance upon the exercise of options granted or to be granted by an Option Committee of the Board of Directors is an aggregate of 330,383 shares of common stock for this Plan.

Information regarding stock options outstanding at December 31, 2005 and 2004 is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance, December 31, 2003	275,045	$8.10
Activity, 2004:
Granted	112,300	$9.54
Expired/terminated	(9,423)	$8.56
Exercised	(44,599)	$7.71
Balance, December 31, 2004	333,323	$8.63
Activity, 2005:
Granted	61,375	$10.57
Expired/terminated	(3,357)	$9.28
Exercised	(5,769)	$7.25
Balance, December 31, 2005	385,572	$8.95

NOTES TO FINANCIAL STATEMENTS

Note 15.  Benefit Plans (Continued)

A summary of stock options outstanding and exercisable at December 31, 2005 is as follows:

Options Outstanding				Options Exercisable
				Number
	Number Outstanding	Weighted Average	Weighted	Exercisable at	Weighted
Ranges of	at December 31,	Remaining	Average	December 31,	Average
Exercise Prices	2005	Contractual Life	Exercise Price	2005	Exercise Price
$ 6.99	12,561	1 year	$6.99	12,561	$6.99
$ 6.99	7,388	2 years	$6.99	7,388	$6.99
$ 8.58-9.70	75,813	3 years	$8.84	75,813	$8.84
$ 9.01	17,235	4 years	$9.01	17,235	$9.01
$ 7.56-7.84	43,521	5 years	$7.71	43,521	$7.71
$ 6.91	10,076	7 years	$6.91	10,076	$6.91
$ 7.14-8.44	46,825	8 years	$8.05	46,825	$8.05
$ 9.07-10.00	110,778	9 years	$9.54	110,778	$9.54
$ 9.60-11.78	61,375	10 years	$10.57	61,375	$10.57
	385,572		$8.95	385,572	$8.95

Shares reserved for future grants at December 31, 2005 were 119,280.

The Bank has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation expense was recognized for the Plan in 2004. However, as a result of the Acceleration in December 2005, approximately $16,000 in compensation expense was recognized by the Bank. Additional compensation expense that would have been recognized using the fair value method pursuant to SFAS No. 123, if the Bank had so elected, would have been approximately $494,000 in 2005 and $100,000 in 2004, which included $364,000 in 2005 related to the Acceleration. The Bank used an option pricing model in determining pro forma compensation expense for 2005 and 2004. The weighted average estimated value per option was $3.05 in 2005 and $2.94 in 2004. The values were calculated based on certain assumptions, including the past trading ranges of the Bank’s stock, a risk free interest rate of 4%, volatility of 25%, expected life of options of 7 years and expected payment of dividends of $0.03 per share per quarter.

Note 16.  Commitments and Contingencies

The Bank has entered into “change in control” agreements with certain key members of management, which provide for continued payment of certain employment salaries and benefits in the event of a change in control, as defined.

The Bank is from time to time a party to routine litigation in the normal course of its business. Management does not believe that the resolution of this litigation will have a material adverse effect on the financial condition or results of operations of the Bank. However, the ultimate outcome of any such litigation, as with litigation generally, is inherently uncertain and it is possible that some litigation matters may be resolved adversely to the Bank. At December 31, 2005, the Bank was not a party to any material legal proceedings.

NOTES TO FINANCIAL STATEMENTS

Note 17.  Fair Value of Financial Instruments

The following fair value estimates, methods and assumptions were used to measure the fair value of each class of financial instruments for which it is practical to estimate that value.

Cash and Cash Equivalents: The carrying amounts of cash and federal funds sold approximate fair value.

Investment Securities: The carrying amounts for short-term investments approximate fair value because they mature in 90 days or less and do not present unanticipated credit concerns. The fair value of longer-term investments is based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. The carrying value of restricted stock approximates fair value based on redemption provisions.

Loans: Fair values are estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type such as commercial, residential mortgage and other consumer. Each loan category is further segmented into groups by fixed and adjustable rate interest terms and by performing and non-performing categories.

The fair value of performing loans is typically calculated by discounting scheduled cash flows through their estimated maturity, using estimated market discount rates that reflect the credit and interest rate risk inherent in each group of loans. The estimate of maturity is based on contractual maturities for loans within each group, or on the Bank’s historical experience with repayments for each loan classification, modified as required by an estimate of the effect of current economic conditions.

Fair value for nonperforming loans is based on the discounted value of expected future cash flows, discounted using a rate commensurate with the risk associated with the likelihood of repayment and/or the fair value of collateral (if repayment of the loan is collateral dependent).

For all loans, assumptions regarding the characteristics and segregation of loans, maturities, credit risk, cash flows, and discount rates are judgmentally determined using specific borrower and other available information.

The carrying amounts reported for loans held for sale approximates fair value.

Accrued Interest Receivable and Payable: The fair value of interest receivable and payable is estimated to approximate the carrying amounts.

Deposits: In accordance with the SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest-bearing demand deposits, savings, NOW and money market accounts, is equal to the amount payable on demand. The fair value of time deposits is based on the discounted value of contractual cash flows, where the discount rate is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds: The fair value of borrowings is calculated by discounting scheduled cash flows through the estimated maturity date using current market rates.

NOTES TO FINANCIAL STATEMENTS

Note 17.  Fair Value of Financial Instruments (Continued)

Estimated Fair Values: The estimated fair values of the Bank’s material financial instruments as of December 31, 2005 are as follows:

	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$17,847,000	$17,847,000
Federal funds sold	$321,000	$321,000
Investment securities, held-to-maturity	$10,812,000	$10,493,000
Investment securities, available-for-sale	$44,482,000	$44,482,000
Restricted stock	$1,876,000	$1,876,000
Loans held for sale	$40,721,000	$40,721,000
Loans, net of allowance for loan losses	$224,184,000	$221,891,000
Accrued interest receivable	$1,446,000	$1,446,000
Financial Liabilities:
Noninterest-bearing demand deposits	$32,545,000	$32,545,000
Interest-bearing deposits	$267,866,000	$262,716,000
Borrowed funds	$15,641,000	$15,469,000
Accrued interest payable	$454,000	$454,000

The estimated fair values of the Bank’s material financial instruments as of December 31, 2004 are as follows:

	Carrying Value	Fair Value
Financial Assets:
Cash and due from banks	$11,309,000	$11,309,000
Investment securities, held-to-maturity	$14,041,000	$13,916,000
Investment securities, available-for-sale	$53,950,000	$53,950,000
Restricted stock	$1,669,000	$1,669,000
Loans held for sale	$26,026,000	$26,026,000
Loans, net of allowance for loan losses	$178,852,000	$183,781,000
Accrued interest receivable	$1,188,000	$1,188,000
Financial Liabilities:
Noninterest-bearing demand deposits	$34,391,000	$34,391,000
Interest-bearing deposits	$217,869,000	$210,740,000
Borrowed funds	$20,329,000	$20,413,000
Accrued interest payable	$424,000	$424,000

NOTES TO FINANCIAL STATEMENTS

Note 17.  Fair Value of Financial Instruments (Continued)

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, and, as the fair value for these financial instruments is not material, these disclosures are not included above.

Limitations: Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates do not reflect any premium or discount which could result from offering for sale at one time the Bank’s entire holdings of a particular financial instrument. Because no market exists for a significant portion of the Bank’s financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on-and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates, and have generally not been considered in the Bank’s estimates.

APPENDIX A - PLAN OF ACQUISITION

PLAN OF ACQUISITION

This Plan of Acquisition dated as of April__, 2006 by and between Sterling Banks, Inc., a corporation organized under the New Jersey Business Corporation Act, and Sterling Bank, a bank organized under the New Jersey Banking Act of 1948.

BACKGROUND

The Board of Directors of Sterling Bank (“Bank”) has determined that it is in the best interests of the Bank and its shareholders to effect a corporate reorganization whereby the Bank becomes a wholly-owned subsidiary of a newly-formed business corporation and the shareholders of the Bank become shareholders of that corporation. In furtherance of this purpose, the Board of Directors of the Bank has caused Sterling Banks, Inc. (“Holding Company”) to be organized under the New Jersey Business Corporation Act (N.J.S.A., Title 14A) and has authorized the execution of this Plan of Acquisition under the New Jersey Banking Act of 1948 (N.J.S.A., Title 17) to provide that the shareholders of the Bank will receive an equal number of shares of common stock of the Holding Company (“Holding Company Common Stock”) in exchange for all of their shares of common stock of the Bank (“Bank Common Stock”). The receipt of the Holding Company Common Stock by the shareholders of the Bank will be free of all federal income tax. The certificate of incorporation of the Holding Company is attached hereto as Exhibit A.

NOW THEREFORE, the parties agree as follows:

1.  Preliminary.

(a)  The acquiring corporation (as defined in N.J.S.A. 17:9A-355) is Sterling Banks, Inc., 3100 Route 38, Mount Laurel, NJ 08054.

(b)  The only participating bank (as defined in N.J.S.A. 17:9A-355) is Sterling Bank, 3100 Route 38, Mount Laurel, NJ 08054.

(c)  The members of the Board of Directors of the acquiring corporation and the participating bank are:

Name:	Address:

S. David Brandt, Esq.	18 E. Riding Drive Cherry Hill, NJ 08003

Jeffrey Dubrow	730 Riverton Road Moorestown, NJ 08057

A. Theodore Eckenhoff	Locust Hill Farm 40 Retreat Road Vincentown, NJ 08088

Benjamin D. Goldman	237 South 18th Street Unit 7B1 Philadelphia, PA 19103

R. Scott Horner	16 Elkington Drive Mt. Laurel, NJ 08054

James L. Kaltenbach, M.D.	528 Eaglebrook Drive Moorestown, NJ 08057

Robert H. King	7 Kyle Court Mt. Laurel, NJ 08054

Howard E. Needleman	237 South 18th Street Apt. 17D, The Barclay Philadelphia, PA 19103

Luis G. Rogers	123 Colonial Avenue Beverly, NJ 08010

Ronald P. Sandmeyer, Sr.	133 Tavistock Lane Haddonfield, NJ 08033

Jeffrey P. Taylor	P.O. Box 572 Burlington, NJ 08016

James W. Yoh, PhD.	52 Borton’s Road Medford, NJ 08055

(d)  The acquiring corporation owns no shares of any bank.

2.  Terms and Conditions of the Acquisition.

(a)  At the Effective Time (as hereinafter defined): (i) all of the shares of Bank Common Stock then issued and outstanding (other than shares held by Dissenting Shareholders, as hereinafter defined) shall be deemed to have been acquired by the Holding Company in exchange for the issuance of an equal number of shares of Holding Company Common Stock, (ii) all holders of shares of Bank Common Stock shall cease being shareholders of the Bank and shall have only the right to receive one share of Holding Company Common Stock for each share of Bank Common Stock previously held by them, and (iii) the Bank shall become a wholly-owned subsidiary of the Holding Company.

(b)  As soon as reasonably practicable after the Effective Time, the Holding Company will cause to be mailed to each holder of record of a certificate or certificates (“Certificates”) which immediately prior to the Effective Time evidenced outstanding shares of Bank Common Stock (other than Dissenting Shareholders as hereinafter defined) (i) a letter of transmittal which shall specify that the delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Holding Company and shall be in such form and have such other provisions as the Holding Company may reasonably specify, and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates evidencing shares of Holding Company Common Stock. Upon surrender of a Certificate together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) a certificate or certificates evidencing an equal number of shares of Holding Company Common Stock, and (B) any dividends or other distributions to which such holder is entitled pursuant to subparagraph (c) below. In the event of a transfer of ownership of shares of Bank Common Stock which is not registered in the transfer records of the Bank, a certificate evidencing the proper number of shares of Holding Company Common Stock may be issued in accordance with this subparagraph to a transferee if the Certificate evidencing such shares of Bank Common Stock is presented to the Holding Company, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this subparagraph (b), each Certificate shall be deemed at any time after the Effective Time to evidence only the right to receive upon such surrender the same number of shares of Holding Company Common Stock.

(c)  No dividends or other distributions declared or made after the Effective Time with respect to Holding Company Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Holding Company Common Stock evidenced thereby, and no certificates of Holding Company Common Stock shall be delivered to such holder, until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following the surrender of any such Certificate, there shall be paid to the holder of the certificates evidencing the shares of Holding Company Common Stock issued in exchange therefor, without interest, the amount of any dividends or other distributions, with a record date and payment date after the Effective Time but prior to surrender, payable with respect to the holder’s shares of Holding Company Common Stock.

(d)  Neither the Holding Company nor the Bank shall be liable to any holder of shares of Bank Common Stock for any shares of Holding Company Common Stock or dividends or distributions with respect thereto delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

(e)  At the Effective Time, the stock transfer books of the Bank shall be closed and thereafter there shall be no further registration of transfers of shares of Bank Common Stock on the records of the Bank. On or after the Effective Time, any Certificates (other than those held by Dissenting Shareholders, as hereinafter defined) presented to the Holding Company or its transfer agent for any reason shall be converted into Holding Company Common Stock in accordance with this Plan of Acquisition.

3.  Conversion of Stock Option Plans and Stock Options.

Each stock option plan of the Bank in effect immediately prior to the Effective Time shall be assumed by the Holding company and be applicable to an equal number of shares of Holding Company Common Stock. Each option for shares of Bank Common Stock outstanding immediately prior to the Effective Time shall be assumed by the Holding Company and become an outstanding stock option for an equal number of shares of Holding Company Common Stock with the same exercise price. All provisions of the applicable Bank stock option grants and plans remain in full force and effect, except that from and after the Effective Time each such stock option may be exercised only for the same number of shares of Holding Company Common Stock. The Holding Company and the Bank shall, if necessary, amend the Bank stock option plans to conform to the provisions of this paragraph 3.

4.  Rights of Dissenting Shareholders.

Any holder of shares of Bank Common Stock may elect to dissent from this Plan of Acquisition by complying with the provisions of N.J.S.A. 17:9A-360 through 368 (any such holders are herein called “Dissenting Shareholders”). If Dissenting Shareholders holding more than 75,000 shares of Bank Common Stock file a notice of dissent under N.J.S.A. 17:9A-360(1), the Boards of Directors of the Holding Company and the Bank may elect to terminate this Plan of Acquisition.

5.  Conditions to the Acquisition; Effective Time.

(a)  The effectiveness of this Plan of Acquisition is conditional upon the occurrence of each of the following events:

(1)  The approval of this Plan of Acquisition by the Commissioner of Banking and Insurance of New Jersey in accordance with N.J.S.A. 17:9A-358;

(2)  Receipt by the Holding Company of the opinion of Dilworth Paxson LLP to the effect that the receipt of shares of Holding Company Common Stock by shareholders of the Bank will be free of United States, New Jersey and Pennsylvania income taxes;

(3)  Approval of this Plan of Acquisition by shareholders of the Bank holding at least two-thirds of the shares of Bank Common Stock entitled to vote at a duly called meeting of shareholders of the Bank in accordance with N.J.S.A. 17:A-359;

(4)  The acquisition of the Bank by the Holding Company is permitted by the Federal Reserve Board under 12 C.F.R. §225.17; and

(5)  This plan of Acquisition shall have been filed with the Department of Banking and Insurance of New Jersey in accordance with N.J.S.A. 17:9A-359(2).

(b)  Unless this Plan of Acquisition is earlier terminated as provided in paragraph 6 below, the Effective Time of this Plan of Acquisition shall be 5:00 p.m. on the fifth (5th) business day following the last to occur of the events specified in subparagraph (a) above, or such later time as agreed to by the Boards of Directors of the Holding Company and the Bank.

6.  Termination and Amendment.

(a)  Subject to the approval by the Commissioner of Banking and Insurance of New Jersey, the Boards of Directors of the Holding Company and the Bank may amend the provisions of this Plan of Acquisition, provided that any such amendment shall not affect the number of shares of Holding Company Common Stock to be received by holders of shares of Bank Common Stock.

(b)  The Boards of Directors of the Holding Company and the Bank may terminate this Plan of Acquisition for any reason at any time prior to the meeting of the Bank’s shareholders held to consider this Plan of Acquisition and shall have the right to terminate this Plan of Acquisition after such meeting if (i) Dissenting Shareholders holding more than 75,000 shares of Bank Common Stock have filed a notice of dissent to this Plan of Acquisition under N.J.S.A. 17:9A-360(1), or (ii) completion of the Plan of Acquisition is then deemed not to be in the best interests of the shareholders of the Bank.

(c)  This Plan of Acquisition shall terminate and have no further effect if not consummated on or before March 1, 2007.

IN WITNESS WHEREOF, the parties, being authorized by their Boards of Directors, have executed this Plan of Acquisition as of the date first above written.

Sterling Banks, Inc.
By:_____________________________
Robert H. King
President and Chief Executive Officer
Sterling Bank
By:____________________________
Robert H. King
President and Chief Executive Officer

APPENDIX B

CERTIFICATE OF INCORPORATION

OF

STERLING BANKS, INC.

THE UNDERSIGNED, a natural person of full age, for the purpose of forming a corporation pursuant to the provisions of Title 14A, Corporations, General, of the New Jersey Statutes, does hereby execute the following Certificate of Incorporation:

FIRST: The name of the corporation (hereinafter referred to as the “Corporation”) is Sterling Banks, Inc.

SECOND: The purpose or purposes for which the Corporation is organized are: To engage in any activity within the purposes for which corporations may be organized under the provisions of the New Jersey Business Corporation Act.

THIRD: The address of the Corporation’s initial registered office is 3100 Route 38, Mount Laurel, New Jersey, 08054, and the name of the Corporation’s initial registered agent at such address is Robert H. King.

FOURTH: The aggregate number of shares which the Corporation shall be authorized to issue is 25,000,000 shares of which 15,000,000 shares shall be common stock with a par value of $2.00 per share and of which 10,000,000 shares shall be preferred stock with no par value. The shares of preferred stock may be divided into and issued from time to time in one or more series as may be designated by the Board of Directors of the Corporation, each of such series to be distinctly titled and to consist of the number of shares designated by the Board of Directors. All shares of any one series of preferred stock so designated by the Board of Directors shall be alike in every particular, except that shares of any one series issued at different times may differ as to the dates from which dividends thereon (if any) shall accrue or be cumulative (or both). The designations, preferences, qualifications, limitations, restrictions and special or relative rights (if any) of any series of preferred stock may differ from those of any and all other series at any time outstanding. The Board of Directors of the Corporation is hereby expressly vested with authority upon issuance of preferred stock authorized hereby which is convertible into any class or series of shares of the Corporation to increase the authorized shares of any class or series to such number as will not be more than sufficient, when added to the previously authorized but unissued shares of such class or series, to satisfy the conversion privileges of the convertible shares issued. The Board of Directors of the Corporation is hereby expressly vested with authority to change the designation or number of shares of preferred stock, or the relative rights, preferences and limitations of the shares of preferred stock, of any theretofore established series no shares of which have been issued. The Board of Directors of the Corporation is hereby expressly vested with authority to fix by resolution the designations, preferences, qualifications, limitations, restrictions and special or relative rights (if any) of the preferred stock and each series thereof which may be designated by the Board of Directors, including, but without limiting the generality of the foregoing, the following:

(a) The voting rights and powers (if any) of the preferred stock and each series thereof;

(b) The rates and times at which, and the terms and conditions on which, dividends (if any) on preferred stock, and each series thereof, will be paid, and any dividend preferences or rights of cumulation;

(c) The rights (if any) of holders of preferred stock, and each such series thereof, to convert the same into, or exchange the same for, shares of other classes (or series of classes) of capital stock of the Corporation and the terms and conditions for such conversion or exchange, including, provisions for adjustment of conversion or exchange prices or rates in such events as the Board of Directors shall determine;

(d) The redemption rights (if any) of the Corporation and of the holders of preferred stock and each series thereof, and the times at which, and the terms and conditions on which preferred stock and each series thereof may be redeemed; and

(e) The rights and preference (if any) of the holders of preferred stock and each series thereof, upon the voluntary or involuntary dissolution, liquidation or winding up of the Corporation.

Any and all authorized shares of the Corporation may be issued and sold in such manner, in such amounts and proportions, and for such consideration, as from time to time may be fixed and determined by the Board of Directors of the Corporation, and any shares when so issued, shall be fully paid and nonassessable.

FIFTH: Twelve (12) persons will constitute the first Board of Directors of the Corporation, and their names and addresses are as follows:

Name:	Address:
S. David Brandt, Esq.	18 E. Riding Drive Cherry Hill, NJ 08003

Jeffrey Dubrow	730 Riverton Road Moorestown, NJ 08057

A. Theodore Eckenhoff	Locust Hill Farm 40 Retreat Road Vincentown, NJ 08088

Benjamin D. Goldman	237 South 18th Street Unit 7B1 Philadelphia, PA 19103

R. Scott Horner	16 Elkington Drive Mt. Laurel, NJ 08054

James L. Kaltenbach, M.D.	528 Eaglebrook Drive Moorestown, NJ 08057

Robert H. King	7 Kyle Court Mt. Laurel, NJ 08054

Howard E. Needleman	237 South 18th Street Apt. 17D, The Barclay Philadelphia, PA 19103

Luis G. Rogers	123 Colonial Avenue Beverly, NJ 08010

Ronald P. Sandmeyer, Sr.	133 Tavistock Lane Haddonfield, NJ 08033

Jeffrey P. Taylor	P.O. Box 572 Burlington, NJ 08016

James W. Yoh, PhD.	52 Borton’s Road Medford, NJ 08055
SIXTH: An officer or director of the Corporation shall not be personally liable to the Corporation or to the shareholders of the Corporation for damages for breach of any duty owed to the Corporation or to the shareholders of the Corporation, except that this ARTICLE SIXTH shall not relieve an officer or director of the Corporation from personal liability to the Corporation and to the shareholders of the Corporation for damages for any breach of duty based upon an act or omission:

(a) in breach of such officer’s or director’s duty of loyalty to the Corporation or to the shareholders of the Corporation, or

(b) not in good faith or involving a knowing violation of law, or

(c) resulting in the receipt by such officer or director of an improper personal benefit.

As used in this ARTICLE SIXTH, an act or omission in breach of a person’s duty of loyalty means an act or omission which that person knows or believes to be contrary to the best interests of the Corporation or its shareholders in connection with a matter in which he or she has a material conflict of interest.

Any repeal or modification of the foregoing ARTICLE SIXTH by the shareholders of the Corporation shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

SEVENTH: The name and address of the incorporator is Robert H. King, 26 West Oleander Drive, Mt. Laurel, NJ 08054.

EIGHTH: The effective date of this Certificate of Incorporation shall be the date of filing.

IN WITNESS WHEREOF, the undersigned, the incorporator of the Corporation, has signed this Certificate of Incorporation on the 28th day of February, 2006.

_____________________________
Robert H. King, Incorporator

APPENDIX C

BYLAWS

OF

STERLING BANKS, INC.

a New Jersey corporation

Adopted: APRIL ___, 2006

SECTION 1. OFFICES

1.1 Registered Office. The registered office of the corporation shall be located within the State of New Jersey, at such place as the Board of Directors shall, from time to time, determine.

1.2 Other Offices. The principal office and such other offices of the corporation shall be located at such places as the Board of Directors may from time to time appoint or the business of the corporation may require.

SECTION 2. SEAL

2.1 Seal. The corporation’s seal shall have inscribed thereon the name of the corporation, the year of its organization and the words "Corporate Seal, New Jersey".

SECTION 3. SHAREHOLDERS' MEETINGS

3.1 Place of Meetings. Meetings of the shareholders shall be held at the principal office of the corporation, 3100 Route 38, Mt. Laurel, New Jersey, or at such other place or places, either within or without the State of New Jersey, as may from time to time be determined by the Board of Directors.

3.2 Date of Annual Meeting. The annual meeting of the shareholders shall be held at such time as shall be determined by the Board of Directors consistent with applicable law. At such meeting, the shareholders shall elect directors and transact such other business as may properly be brought before the meeting.

3.3 Special Meetings. Special meetings of the shareholders may be called at any time by action of the Board of Directors.

3.4 Notice of Meetings. Written notice of every annual and special meeting of shareholders, stating the time, place and purpose thereof, shall be given to each shareholder entitled to vote thereat at his address as shown upon the books of the corporation, by first-class mail, postage prepaid, mailed not more than sixty (60) nor less than ten (10) days prior to the date of such meeting to each shareholder of record, unless a greater period of notice is required by statute in a particular case. Such other notice as may be required by applicable law, including any required newspaper publication, shall likewise be provided. When a meeting is adjourned, it shall not be necessary to give any notice of the adjourned meeting or of the business to be transacted at any adjourned meeting, other than by announcement at the meeting at which adjournment is taken.

3.5 Quorum. A majority of the outstanding shares, represented in person or by proxy, at a shareholders’ meeting duly called shall constitute a quorum for the transaction of business except as otherwise provided by law or by resolution of the Board of Directors prior to such meeting. If however, such quorum shall not be present, those present thereat may adjourn the meeting to such time and place as they may determine, but in the case of any meeting called for the election for directors, those who attend the second of such adjourned meetings, although less than a quorum, shall nevertheless constitute a quorum for the purpose of electing directors.

3.6 Voting. Each shareholder shall be entitled to one (1) vote for each share of stock held. A majority of votes cast shall decide each matter submitted to the shareholders at the meeting except in cases where by law or the Certificate of Incorporation a larger vote is required. There shall be no cumulative voting.

3.7 Proxy Voting. At each meeting of the shareholders every shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder and delivered to the Secretary at the meeting. Proxies shall be valid only for one (1) meeting, to be specified therein, and any adjournments of the meeting. No unrevoked proxy shall be valid after eleven months from the date of its execution, unless a longer time is expressly provided therein, but in no event more than three years from the date of its execution. The corporation may solicit proxies from shareholders.

3.8 Fixing Date for Determination of Shareholders of Record.The Board of Directors shall fix a record date for each annual meeting or special meeting of shareholders. Every shareholder of the corporation on the record date shall receive notice of such meeting and shall be entitled to vote on all matters requiring shareholders approval.

3.9 List of Shareholders. The officer or agent having charge of the transfer books shall make and certify a complete list of the shareholders entitled to vote at the meeting of shareholders, arranged in alphabetical order, with the address of and the number of shares held by each, which list shall be subject to inspection by any shareholder at any time during the whole time of the meeting. The original share ledger or transfer book, or a duplicate thereto kept in this State, shall be prima facie evidence as to who are the shareholders entitled to examine such list or share ledger or transfer book, or to vote in person or by proxy at any meeting of shareholders.

SECTION 4. DIRECTORS

4.1 Management by Board of Directors.The business, property and affairs of the corporation shall be managed by its Board of Directors. The Board of Directors may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws directed or required to be exercised or done by the shareholders.

4.2 Nominations for Election to Board. Nominations for directors to be elected may be made at a meeting of shareholders only by the Board of Directors of the corporation (or any committee thereof), or a shareholder of the corporation entitled to vote for the election of directors at the meeting who complies with the procedure set forth in this Section 4.2. Written nominations by shareholders for directors to be elected at a meeting of shareholders which have not previously been approved by the Board of Directors must be submitted to the Secretary of the corporation, not later than (i) the latest date upon which shareholder proposals must be submitted to the corporation for inclusion in the corporation’s proxy statement relating to such meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, or other applicable rules or regulations under the federal securities laws, or if no such rules apply, at least 90 says prior to the date one year from the date of the immediately preceding annual meeting of shareholders, and (ii) with respect to an election to be held at a special meeting of shareholders, at least 30 days prior to the printing of the corporation’s proxy materials with respect to such meeting or if no such proxy materials are being distributed to shareholders, at least the close or business on the fifth day following the date on which notice of such meeting is first given to shareholder.

Each nomination is required to set forth:

(1) the name and address of the shareholder making the nomination and the person or persons nominated;

(2) a representation that the shareholder is a holder or record of capital stock of the corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to vote for the person or persons nominated;

(3) a description of all arrangements and understandings between the shareholder and each nominee and any other person or persons (naming such person) pursuant to which the nomination was made by the shareholder;

(4) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange commission had the nominee been nominated by the Board of Directors; and

(5) the consent of each nominee to serve as a director of the corporation if so elected.

4.3 Number and Election of Directors.

(a)  The Board of Directors shall consist of not less than five (5) directors and not more than twenty-five (25) directors with the actual number of directors to be determined from time to time by resolution of the full Board of Directors or by resolution of the shareholders at any meeting thereof; provided, however, that no reduction in the number of directors shall in any way affect the terms of directors then in office.

(b)  The directors shall be elected by the shareholders at the annual meeting of shareholders of the corporation. Each director shall be elected for the term of one year and until his successor shall be elected and shall qualify. The director need not be a resident of the State of New Jersey or a shareholder in the corporation.

(c)  At the first meeting of the Board of Directors, such directors shall elect a Chairman and a Vice-Chairman of the Board of Directors. Such Chairman and Vice-Chairman shall serve for the term of one (1) year.

4.4 Meetings. The meetings of the Board of Directors may be held at such place within the State of New Jersey, or elsewhere, as a majority of the directors may from time to time appoint, or as may be designated in the notice calling the meeting. The Chairman of the Board of Directors shall preside at all meetings of the Board of Directors. In the absence of the Chairman of the Board, the Vice-Chairman shall preside at all such meetings.

4.5 First Meeting. Following the annual meeting of the shareholders, the Chairman, or the secretary of the meeting shall promptly notify the directors-elect of their election, and of the time and place at which they are required to meet to organize the new Board and appoint officers of the corporation for the succeeding year. Such meeting shall be held on the day of the election or as soon thereafter as practicable, but in any event, within thirty (30) days thereof.

4.6 Regular Meetings. Regular meetings of the Board of Directors shall be held without notice on the Fourth Tuesday of each month at 4:00 p.m., local time, at the principal office of the corporation, or at such other time and place as the Chairman of the Board may designate. When any regular meeting of the Board falls upon a holiday, the meeting shall be held on the next business day, unless the Board shall designate some other day.

4.7 Special Meetings. Special meetings of the Board may be called by the Chairman of the Board of Directors, by the President of the corporation, or at the request of three (3) or more directors on appropriate verbal or written notice to each director, which notice shall, in any event, be given at least twenty-four (24) hours before the time for which the meeting is scheduled. Each member of the Board of Directors shall be given notice stating the time and place, by telegram, telefacsimile transmission, letter, or in person, of each such special meeting, excepting the Organization Meeting following the election of directors.

4.8 Quorum. A majority of the directors in office shall be necessary to constitute a quorum for the transaction of business, except when otherwise provided by law. If, at the time fixed for the meeting, including the meeting to organize the new Board of Directors following the annual meeting of shareholders, a quorum is not present, the directors in attendance may adjourn the meeting from time to time until a quorum is obtained.

4.9 Voting. Except as otherwise provided herein, a majority of those directors present and voting at any meeting of the Board of Directors, shall decide each matter considered. The acts of the majority of the directors present at a meeting at which a quorum is present shall be the acts of the Board of Directors. A director cannot vote by proxy, or otherwise act by proxy at a meeting of the Board of Directors.

4.10 Informal Action. Except as otherwise provided by statute, any action which may be taken at a meeting of the Board of Directors may be taken without a meeting and without notice or a waiver of notice, if a consent or consents in writing, setting forth the action so taken or the action to be taken by the corporation, shall be signed by all of the directors who would be entitled to vote at a meeting for such purpose and shall be filed with the Secretary of the corporation. Written consents by all of the directors executed pursuant to this paragraph may be executed in any number of counterparts and shall be deemed effective as of the date set forth therein.

4.11 Vacancies in the Board. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled by a majority of the remaining members of the Board of Directors though less than a quorum, and each person so elected shall hold office for a term expiring at the next annual meeting of shareholders and until such director’s successor shall have been duly elected and qualified.

4.12 Committees. An Executive Committee and an Audit Committee shall be established by the Board of Directors in addition to any other permanent or temporary committees, for such purposes and with such powers as the Board of Directors may in its discretion establish. The Chairman of the Board shall be an ex officio member of all Committees of the Board of Directors, except the Audit Committee. In the absence of the Chairman of the Board, the Vice-Chairman shall act as an ex officio member.

4.13 Executive Committee. The Executive Committee shall be a standing committee of this corporation, appointed by the Board of Directors, consisting of the President and the number of directors as shall be designated from year to year by the Board of Directors to serve for a term as designated by the Board of Directors. Meetings of the Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. The Executive Committee shall have, and may exercise, the authority of the Board of Directors in the management of the business of the corporation between the dates of regular meetings of the Board.

4.14 Audit Committee. The Audit Committee shall be a standing committee of this corporation appointed annually by the Board of Directors. Each member of this Committee shall serve until his successor is appointed and the Committee shall consist of three (3) members of the Board of Directors, none of whom shall be officers of the corporation. Meetings of the Committee may be called at any time by the Chairman or Secretary of the Committee, and shall be called whenever two or more members of the Committee so request in writing. A majority of the members of the Committee shall constitute a quorum. The Committee shall supervise the audit of the books and affairs of the corporation.

4.15 Appointment of Committee Members. At the first meeting of the Board of Directors after the annual meeting of shareholders, the Board of Directors shall appoint the members of the Executive Committee, Audit Committee and any other committees to serve until the next annual meeting of shareholders.

4.16 Compensation. The compensation, if any, of directors shall be as determined by the Board of Directors. In addition to compensation, if any, for services as a director, a director may serve the corporation in other capacities and receive separate compensation therefor.

SECTION 5. OFFICERS, AGENTS AND EMPLOYEES

5.1 Executive Officers. The executive officers of the corporation shall be appointed annually by the Board of Directors and shall be a President, Secretary and Treasurer. One or more Vice Presidents, and such other officers and assistant officers also may be elected or appointed as the Board of Directors may authorize from time to time. Any two offices, except those of President and Vice President or President and Secretary, may be filled by the same person.

5.2 Agents or Employees. The Board of Directors may by resolution designate the officer or officers who shall have authority to appoint such agents or employees as the needs of the corporation may require. In the absence of such designation this function may be performed by the President and may be delegated by him to others in whole or in part.

5.3 Salaries. The salaries of all officers of the corporation shall be fixed by the Board of Directors or by authority conferred by resolution of the Board. The Board also may fix the salaries and other compensation of assistant officers, agents and employees of the corporation, but in the absence of such action this function shall be performed by the President or by others under his supervision.

5.4 Removal of Officers, Agents or Employees. Any officer, assistant officer, agent or employee of the corporation may be removed or his authority revoked by resolution of the Board of Directors with or without cause, but such removal or revocation shall be without prejudice to the rights, if any, of the person so removed, to receive compensation or other benefits in accordance with the terms of existing contracts. Any agent or employee of the corporation likewise may be removed by the President or, subject to his supervision, by the person having authority with respect to the appointment of such agent or employee.

5.5 Terms of Office. The officers of the corporation shall hold office for one year and until their successors are chosen and have qualified. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby.

5.6 President. The President shall be chief executive officer of the corporation, a member of the Board of Directors and an ex officio member of all committees except the Audit Committee. The President may be the Chairman of the Board unless the Board appoints some other director to act in that capacity. The President shall perform such duties as are incident to his office or prescribed by the Board of Directors or by the Chairman of the Board. As authorized by the Board of Directors he or she shall execute on behalf of the corporation and may affix or cause to be affixed a seal to all instruments requiring such execution, except to the extent that signing and execution thereof shall have been expressly delegated to some other officer or agent of the corporation. The President shall hold his office for the current year for which the Board of which he shall be a member was elected, unless he shall resign, become disqualified, or be removed. Any vacancy occurring in the office of the President shall be filled promptly by the Board of Directors.

5.7 Vice Presidents. The Vice Presidents shall perform such duties and do such acts as may be prescribed by the Board of Directors, the Chairman of the Board, or the President. Subject to the provisions of this Section, the Vice Presidents, in order of their seniority, shall perform the duties and have the powers of the President in the event of his absence or disability or his refusal to act.

5.8 Secretary. The Secretary shall act under the direction of the President. The Secretary shall attend all sessions of the Board of Directors and all meetings of the shareholders and record all of the proceedings of such meetings in a book to be kept for that purpose, and shall perform like duties for the standing committees when required by these Bylaws or otherwise. The Secretary shall give or cause to be given, notice of all meetings of the shareholders and of the Board of Directors, and shall perform such other duties as may be prescribed by the President or the Board of Directors. The Secretary shall keep in safe custody the seal of the corporation, and, when authorized by the Board of Directors, the Chairman of the Board or the President, cause it to be affixed to any instruments requiring it.

5.9 Treasurer. The Treasurer shall be the chief financial officer and shall cause full and accurate accounts of receipts and disbursements to be kept in books belonging to the corporation. He or she shall see to the deposit of all monies and other valuable effects in the name and to the credit of the corporation in such depository or depositories as may be designated by the Board of Directors, subject to disbursement or disposition upon orders signed in such manner as the Board of Directors shall prescribe.

5.10 Other Officers. Unless otherwise provided by the Board of Directors, each assistant officer shall perform such duties as shall be prescribed by the Board of Directors, the Chairman of the Board, the President or the officer to whom he is an assistant. In the event of the absence or disability of an officer or his refusal to act, his assistant officers shall, in the order of their seniority, have the powers and authority of such officer.

SECTION 6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER PERSONS

6.1 General Indemnification. The corporation shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

6.2 Derivative Indemnification. The corporation shall, to the fullest extent permitted by applicable law, indemnify any person who was or is a party, or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court of the county in which the registered office of the corporation is located or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

6.3 Indemnification Procedure. The indemnification provided for in the preceding sections shall be paid by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or other agent is proper under the circumstances because he has met the applicable standard of conduct set forth in each section, this determination to be made by the Board of Directors by majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or in any other manner authorized by law which the Board of Directors shall direct; provided, however, that to the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any such suit, action or proceeding, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

6.4 Expenses. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 6.3 upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall be ultimately determined that he or she is entitled to be indemnified by the corporation as authorized in this Section 6.

6.5 Non-Exclusive. The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

6.6 Insurance. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of this Section 6.

SECTION 7. CORPORATE RECORDS

7.1 Corporate Books. There shall be kept at the principal office of the corporation an original or duplicate record of the proceedings of the shareholders and of the directors, and the original or a copy of its Bylaws, including all amendments and alterations thereto to date, certified by the Secretary of the corporation, together with other necessary and appropriate corporate records. An original or duplicate share register shall also be kept at the registered office or principal place of business or at the office of a transfer agent or registrar, giving the names of the shareholders, their respective addresses and the number of shares held by each.

7.2 Examination of Books. Every shareholder shall, upon written demand in accordance with Section 14A:5-28 of the New Jersey Business Corporate Act, have a right to examine, in person or by agent or attorney, during the usual hours for business for any proper purpose reasonably related to such person’s interests as a shareholder, the share register, books or records of account, and records of the proceedings of the shareholders and Board of Directors, and make copies or extracts therefrom provided, however, that the Board of Directors shall be entitled to exercise such specific rights as the corporation may have under the law to keep confidential such records which contain business secrets, the disclosure of which would be injurious to the best interests of the corporation and its shareholders. If any attorney or other agent shall be the person who seeks the right to inspection, the demand shall be accompanied by a power of attorney or such other writing which authorizes the attorney or other agent to so act on behalf of the shareholder. The demand shall be directed to the corporation at its registered office in this State or at its principal place of business.

SECTION 8. SHARE CERTIFICATES, DIVIDENDS, ETC.

8.1 Share Certificates. The stock of this corporation shall be assignable and transferable only on the books of this corporation. Every shareholder in the corporation shall be entitled to receive a certificate representing the shares owned by him. Said share shall be numbered and registered in the share ledger and transfer books of the corporation as they are issued.

8.2 Transfer of Shares. Transfer of shares shall be made on the books of the corporation upon surrender of the certificates therefor, endorsed by the person named in the certificate or by his or her attorney, lawfully constituted in writing. Thereupon, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, cancel the old certificates and record the transaction upon its books. No transfer shall be made which is inconsistent with law.

8.3 Signatures on Share Certificates. Each such certificate shall be signed by the President or Vice President, and by the Secretary or Treasurer (or Assistant Secretary or Assistant Treasurer), or by such other officers as may be designated by the Board of Directors, and sealed with the corporate seal of the corporation. In case any officer who has signed, or whose facsimile signature has been used on, any certificate or certificates shall cease to be such officer of the corporation, before such certificate is issued, it may be issued by the corporation with the same force and effect as if the officer had not ceased to be such at the date of its issue.

8.4 Lost, Destroyed or Stolen Certificates. Any person claiming a share certificate to be lost, destroyed or stolen shall make an affidavit or affirmation of that fact, provide indemnification to the corporation, and, in the manner and to the extent required by the Board of Directors, provide such additional documents, if any, as the Board of Directors requires, whereupon a new certificate may be issued of the same tenor and for the same number of shares as the one alleged to be lost or destroyed, but always subject to the approval of the Board of Directors.

8.5 Record Dates. The Board of Directors may fix a time not more than fifty (50) days prior to the date of any meeting of the shareholders, or the date fixed for the payment of any dividend or distribution, or the date for the allotment of rights, or the date when any change or conversion or exchange of shares will be made or go into effect, as a record date for the determination of the shareholders entitled to notice of, or to vote at, any such meeting, or entitled to receive payment of any such dividend or distribution, or to receive any such allotment of rights, or to exercise the rights in respect to any such change, conversion, or exchange of shares. In such case, only such shareholders as shall be shareholders of record on the date so fixed shall be entitled to notice of, or to vote at, such meeting or to receive payment of such dividend, or to receive such allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The Board of Directors may close the books of the corporation against transfers of shares during the whole or any part of such period, and in such case, written or printed notice thereof shall be mailed at least ten (10) days before the closing thereof to each shareholder of record at the address appearing on the records of the corporation or supplied by him or her to the corporation for the purpose of notice. While the stock transfer books of the corporation are closed, no transfer of shares shall be made thereon. If no record date is fixed for the determination of shareholders entitled to receive notice of, or vote at, a shareholders' meeting, transferees of shares which are transferred on the books of the corporation within ten (10) days next preceding the date of such meeting shall not be entitled to notice of or to vote at such meeting.

8.6 Declaration of Dividends. Subject to applicable law and regulations, the Board of Directors may declare and pay dividends upon the outstanding shares of the corporation, from time to time and to such extent as they deem advisable.

SECTION 9. MISCELLANEOUS PROVISIONS

9.1 Checks. All checks or demands for money and notes of the corporation shall be signed by such officer or officers as the Board of Directors may from time to time designate.

9.2 Fiscal Year. The fiscal year shall begin on the first day of January of each year.

9.3 Notices. Whenever written notice is required to be given to any person, it may be given to such person, either personally or by sending a copy thereof through the mail, or by telegram, charges prepaid, to his or her address appearing on the books of the corporation, or supplied by him or her to the corporation for the purpose of notice. If the notice is sent by mail or by telegraph, it shall be deemed to have been given to the person entitled thereto when deposited in the United States mail or with a telegraph office for transmission to such person. Such notice shall specify the place, day and hour of the meeting and, in the case of a special meeting of shareholders, the general nature of the business to be transacted.

9.4 Waiver of Notice. Whenever any written notice is required by statute, or by the Certificate of Incorporation or Bylaws of this corporation, a waiver thereof in writing, signed by the person or person entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Except in the case of a special meeting of shareholders, neither the business to be transacted at nor the purpose of the meeting need be specified in the waiver of notice of such meeting. Attendance of a person, either in person or by proxy, at any meeting shall constitute a waiver of notice of such meeting, except where a person attends a meeting for the purpose of objecting to the transaction of any business because the meeting was not lawfully called or convened.

9.5 Conference Calls. One or more directors may attend and participate in a meeting of the Board of Directors, or a committee of the Board of Directors or of the shareholders, by means of a conference, telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other.

9.6 Severability. If any provision of these Bylaws becomes illegal or unenforceable as such, such illegality or unenforceability shall not affect any other provision of these Bylaws and such other provisions shall continue in full force and effect.

SECTION 10. AMENDMENTS

10.1 Amendments.These Bylaws may be amended upon vote of a majority of the entire Board of Directors at any meeting of the Board, but Bylaws made by the Board may be altered or repealed, and new Bylaws may be made, by the shareholders. No amendment may be made unless the Bylaw, as amended, is consistent with the requirements of the laws of the State of New Jersey and the Certificate of Incorporation.

APPENDIX D

Sections 17:9A-360 Through 17:9A-369 Of The
New Jersey Banking Act Of 1948, As Amended
“Rights Of Dissenting Bank Stockholders”

17:9A-360. Notice of dissent; “dissenting stockholder” defined

 (1) Any stockholder of a participating bank electing to dissent from the plan of acquisition may do so by filing with the participating bank of which he is a stockholder, a written notice of such dissent, stating that he intends to demand payment for his shares if the plan of acquisition becomes effective. Such dissent shall be filed before the taking of the vote of the stockholders on the plan of acquisition pursuant to section 5 [N.J.S.A. § 17:9A-359].

(2) Within 10 days after the date on which the plan of acquisition is approved by stockholders of a participating bank as provided in section 5 hereof [N.J.S.A. § 17:9A-359], such bank shall give notice of such approval by certified mail to each stockholder who has filed written notice of dissent pursuant to subsection (1) of this section [N.J.S.A. § 17:9A-360(1)], except any who voted for or consented in writing to such plan of acquisition.

(3) Within 20 days after the mailing of such notice, any stockholder to whom the participating bank was required to give such notice, may make written demand on the participating bank for the payment of the fair value of his shares. A stockholder who makes a demand pursuant to this subsection (3) is hereafter in this act referred to as a “dissenting stockholder.” Upon making such demand, the dissenting stockholder shall cease to have any rights of a stockholder except the right to be paid the fair value of his shares and any other rights of a dissenting stockholder under this act.

(4) Not later than 20 days after demanding payment for his shares pursuant to this section, the stockholder shall submit the certificate or certificates representing such shares to the participating bank of which he is a stockholder for notation thereon that such demand has been made, whereupon such certificate or certificates shall be returned to him. If shares represented by a certificate on which such notation has been made shall be transferred, each new certificate issued therefor shall bear similar notation, together with the name of the original dissenting holder of such shares, and a transferee of such shares shall acquire by such transfer no rights other than those which the original dissenting stockholder had after making a demand for payment of the fair value thereof.

(5) A stockholder may not dissent as to less than all of the shares owned beneficially by him. A nominee or fiduciary may not dissent on behalf of any beneficial owner as to less than all of the shares of such owner.

17:9A-361. Valuation date of fair value

 For the purposes of this act, fair value of the shares of a participating bank shall be determined as of the day before the day on which the vote of stockholders of such bank was taken as provided in section 5 [N.J.S.A. § 17:9A-359]. In determining fair value, there shall be excluded any appreciation or depreciation in value resulting from the consummation of the plan of acquisition.

17:9A-362. Termination of right of stockholder to be paid the fair value of his shares

(1) The right of a dissenting stockholder to be paid the fair value of his shares shall cease if:

(a) He has failed to present his certificates for notation as provided by subsection (4) of section 6 [N.J.S.A. § 17:9A-360(4)], unless a court having jurisdiction, for good and sufficient cause shown, shall otherwise direct;

(b) His demand for payment is withdrawn with the written consent of the participating bank;

(c) The fair value of the shares is not agreed upon as provided in this act, and no action for the determination of fair value by the Superior Court is commenced within the time provided in this act;

(d) The Superior Court determines that the stockholder is not entitled to payment for his shares;

(e) The plan of acquisition of shares is abandoned, rescinded, or otherwise terminated in respect to the participating bank of which he is a stockholder; or

(f) A court having jurisdiction permanently enjoins or sets aside the acquisition of shares.

(2) In any case provided for in subsection (1) of this section the rights of the dissenting stockholder as a stockholder shall be reinstated as of the date of the making of a demand for payment pursuant to section 6 [N.J.S.A. § 17:9A-360] without prejudice to any corporate action which has taken place during the interim period. In such event, he shall be entitled to any intervening pre-emptive rights and the right to payment of any intervening dividend or other distribution, or if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the participating bank, the fair value thereof in cash as of the time of such expiration or completion.

17:9A-363. Rights of dissenting stockholder

(1) A dissenting stockholder may not withdraw his demand for payment of the fair value of his shares without the written consent of the participating bank.

(2) The enforcement by a dissenting stockholder of his right to receive payment for his shares shall exclude the enforcement by such dissenting stockholder of any other right to which he might otherwise be entitled by virtue of share ownership, except as provided in subsection (2) of section 8 [N.J.S.A. § 17:9A-362(2)] and except that this subsection shall not exclude the right of such dissenting stockholder to bring or maintain an appropriate action to obtain relief on the ground that consummation of the plan of acquisition will be or is ultra vires, unlawful or fraudulent as to such dissenting stockholder.

17:9A-364. Determination of fair value by agreement

(1) Within 10 days after the expiration of the period within which stockholders may make written demand to be paid the fair value of their shares, or within 10 days after the plan of acquisition becomes effective, whichever is later, the participating bank shall mail to each dissenting stockholder the balance sheet and the surplus statement of the participating bank as of the latest available date, which shall not be earlier than 12 months prior to the making of the offer of payment hereinafter referred to in this subsection, and a profit and loss statement or statements for not less than a 12-month period ended on the date of such balance sheet or, if the participating bank was not in existence for such 12-month period, for the portion thereof during which it was in existence. The participating bank may accompany such mailing with a written offer to pay each dissenting stockholder for his shares at a specified price deemed by such bank to be the fair value thereof. Such offer shall be made at the same price per share to all dissenting stockholders of the same class, or, if divided into series, of the same series.

(2) If, not later than 30 days after the expiration of the 10-day period limited by subsection (1) of this section, the fair value of the shares is agreed upon between any dissenting stockholder and the participating bank, payment therefor shall be made upon surrender of the certificate or certificates representing such shares.

17:9A-365. Procedure on failure to agree upon fair value; commencement of action to determine fair value

(1) If the fair value of the shares in not agreed upon within the 30-day period limited by subsection (2) of section 10 [N.J.S.A. § 17:9A-364(2)], the dissenting stockholder may serve upon the participating bank a written demand that it commence an action in the Superior Court for the determination of such fair value. Such demand shall be served not later than 30 days after the expiration of the 30-day period so limited and such action shall be commenced by the participating bank not later than 30 days after receipt by such bank of such demand, but nothing herein shall prevent such bank from commencing such action at any earlier time.

(2) If a participating bank fails to commence the action as provided in subsection (1) of this section [N.J.S.A. § 17:9A-365(1)]a dissenting stockholder may do so in the name of such bank, not later than 60 days after the expiration of the time limited by subsection (1) [N.J.S.A. § 17:9A-365(1)], of this section in which such bank may commence such an action.

17:9A-366. Action to determine fair value; jurisdiction of court; appointment of appraiser

In any action to determine the fair value of shares pursuant to this act:

(a) The Superior Court shall have jurisdiction and may proceed in the action in a summary manner or otherwise;

(b) All dissenting stockholders, wherever residing, except those who have agreed with the participating bank upon the price to be paid for their shares, shall be made parties thereto as an action against their shares quasi in rem;

(c) The court in its discretion may appoint an appraiser to receive evidence and report to the court on the question of fair value, who shall have such power and authority as shall be specified in the order of his appointment; and

(d) The court shall render judgment against the participating bank and in favor of each stockholder who is a party to the action for the amount of the fair value of his shares.

17:9A-367. Judgment in action to determine fair value

(1) A judgment for the payment of the fair value of shares shall be payable upon surrender to the participating bank of the certificate or certificates representing such shares.

(2) The judgment shall include an allowance for interest at such rate as the court finds to be equitable, from the day of the meeting of stockholders of the participating bank at which the plan of acquisition was approved to the day of payment. If the court finds that the refusal of any dissenting stockholder to accept any offer of payment made by the participating bank under section 10 [N.J.S.A. § 17:9A-364] was arbitrary, vexatious or otherwise not in good faith, no interest shall be allowed to him.

17:9A-368. Costs and expenses of action

The costs and expenses of bringing an action pursuant to section 11 [N.J.S.A. § 17:9A-365(11)] shall be determined by the court and shall be apportioned and assessed as the court may find equitable upon the parties or any of them. Such expenses shall include reasonable compensation for and reasonable expenses of the appraiser, if any, but shall exclude the fees and expenses of counsel for and experts employed by any party; but if the court finds that the offer of payment made by the participating bank under section 10 [N.J.S.A. § 17:9A-364] was not made in good faith, or if no such offer was made, the court in its discretion may award to any dissenting stockholder who is a party to the action reasonable fees and expenses of his counsel and of any experts employed by the dissenting stockholder.

17:9A-369. Disposition of shares

Upon payment for shares pursuant to subsection (2) of section 10 [N.J.S.A. § 17:9A- 364(2)], or upon payment of a judgment pursuant to subsection (1) of section 13 [N.J.S.A. § 17:9A-367(1)], the participating bank making such payment shall acquire all the right, title and interest in and to such shares, notwithstanding any other provision of law. Shares so acquired by the participating bank shall be disposed of as a stock dividend as provided by section 212 of the Banking Act of 1948, P.L.1948, chapter 67 [N.J.S.A. § 17:9A-212].

APPENDIX E

STERLING BANK

2006 EMPLOYEE STOCK OPTION PLAN

1.  Purpose of the Plan.

This Sterling Bank 2006 Employee Stock Option Plan (the “Plan”) is intended to encourage stock ownership by certain key employees of Sterling Bank (the “Bank”) so that such employees may increase their proprietary interest in the success of the Bank and be encouraged to remain in the employ of the Bank. Options issued pursuant to the Plan (the “Options”) shall be designated at the time of grant as Incentive Stock Options or Nonstatutory Stock Options. “Incentive Stock Options” are options intended to qualify as “incentive stock options”

within the meaning of Section 422 of the Internal Revenue Code (the “Code”). “Nonstatutory Stock Options” are options not intended to qualify or that fail to qualify as “incentive stock options” within the meaning of Section 422 of the Code. If not designated, the Options shall be Incentive Stock Options to the maximum extent possible.

2.  Administration; Option Grant.

(a)  As specified herein, the Plan shall be administered by a stock option committee (the “Committee”) consisting of all of the members of the Bank’s Board of Directors (the “Board”) who are both “non-employee directors,” as such term is defined in Rule l6b-3(b)(3) under the Securities Exchange Act of 1934, as amended, and “outside directors,” as such term is defined under Treasury Regulation §1.162-27(e)(3). The Committee shall hold meetings at such times and places as it may determine. The Committee shall select one of its members as Chairman. Acts by a majority of the Committee at a meeting at which a quorum is present, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee. No person while a member of the Committee shall receive a discretionary grant or award under any stock plan of the Bank.

(b)  Only the Committee shall have the authority to make the grant of Options under this Plan.

(c)  The Committee shall be authorized to interpret the Plan and the Options granted thereunder, to establish, amend and rescind such rules and regulations as it deems necessary for the proper administration of the Plan, and to make all other determinations necessary or advisable for its administration. The Committee shall have the final authority to determine these matters. The interpretation and construction by the Committee of any provisions of the Plan or of any Option granted under it shall be final. No member of the Board or the Committee shall be liable for any action or determination made in good faith or with respect to the Plan or any Option granted thereunder.

3.  Eligibility.

The persons who shall be eligible to receive Options shall be the management employees (including such employees who may be members of the Board) of the Bank, but excluding persons who may own 10% or more of the Bank’s Common Stock then outstanding. An Option holder (the “Optionee”) may hold more than one Option but only on the terms and subject to the restrictions hereinafter set forth.

4.  Shares of Stock Subject to the Plan.

There will be reserved for use upon the exercise of Options to be granted under this Plan (subject to the provisions of Section 5(g) of this Plan) an aggregate of 300,000 shares of common stock of the Bank (“Common Stock”), par value $2.00 per share, which shares may be in whole or in part as the Board shall from time to time determine, authorized but unissued shares of Common Stock or issued shares of Common Stock which shall have been reacquired by the Bank. Shares delivered under the Plan shall be fully paid and non-assessable.

5.  Terms and Conditions of Options.

When the Committee shall have granted Options, Notices of Grant of Stock Option shall be given to such Optionees in such form as the Committee shall from time to time approve, which Notices shall comply with and be subject to the following terms and conditions:

(a)  Number of Shares. Each Notice of Grant of Stock Option shall designate the options granted as Incentive Stock Options or Nonstatutory Stock Options and shall state the number of shares to which it pertains, but the failure to so designate shall have no effect on the validity of the grant.

(b)  Option Price. Each Notice of Grant of Stock Option shall state the option price, which shall not be less than 100% of the Fair Market Value of the shares of Common Stock of the Bank on the date of the granting of the Option. “Fair Market Value" of the Common Stock means, on any given date: (i) if the Common Stock is listed on a national or regional stock exchange or exchanges (each an "exchange"), the mean between the highest and lowest prices of actual sales of Common Stock on the principal exchange on which it is traded on such date, or if no sale was made on such date on such principal exchange, on the last preceding day on which the Common Stock was traded; (ii) if the Common Stock is not then listed on an exchange, but is quoted on NASDAQ, the mean between the closing bid and asked prices per share for the Common Stock as quoted on NASDAQ on such date; (iii) if the Common Stock is not then listed on an exchange or quoted on the NASDAQ, the average of the reported closing bid and asked prices on the most recent date the Common Stock traded in the over-the-counter market, unless (iv) below applies or; (iv) if the Common Stock is not then listed on an exchange, quoted on NASDAQ, traded in the over-the-counter market, or if the Committee, in its sole and absolute discretion, determines that the average of the reported bid and asked prices on the most recent date the Common Stock traded in the over-the-counter market is not a reliable indication of the Fair Market Value of the Common Stock, then Fair Market Value shall mean the value, as determined in good faith by the Committee in its sole and absolute discretion. As an exception to the values stated in clauses (i), (ii) (iii), in the event that an Optionee exercises a stock option using cashless exercise procedures, whereby the stock is sold on the same day the stock option is exercised, the sale price of such shares is treated as the Fair Market Value on the date of exercise, in measuring the option compensation income. Subject to the foregoing, the Committee in fixing the option price shall have full authority and discretion.

(c)  Medium and Time of Payment. Unless otherwise specified in the option grant pursuant to Section 7 hereof, the option price shall be payable in United States dollars upon the exercise of the Option and may be paid in cash or by check. Should any income or employment tax withholding obligation arise on account of the exercise of an option, the grantee must also pay the amount of such withholding to the Bank as a condition of the exercise of the Option, or make such other arrangement satisfactory to the Bank in its absolute discretion.

(d)  Term and Exercise of Options. Each Notice of Grant of Stock Option shall state the date on which the Option shall expire, as determined by the Committee; provided, however, that no Option shall be exercisable after ten (10) years from the date on which it is granted. Options may be exercised by an Optionee in whole or in part only while he or she is employed by the Bank except as otherwise provided in Sections 5(e) and 5(f) hereof.

The Notice of Grant of Stock Option, as determined by the Committee, may provide that the Option shall be exercisable in installments rather than exercisable immediately in full, but the Committee may provide, in the case of an Option not immediately exercisable in full, for the acceleration of the time at which the Option may be exercised.

During the lifetime of the Optionee, an Option shall be exercisable only by him or her, shall not be assignable or transferable by him or her, and no other person shall acquire any rights therein. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, in any subsequent period but not later than the expiration date of the Option.

(e)  Termination of Employment Except By Death or Disability. In the event that the employment of an Optionee shall terminate by retirement or for any other reason except death or disability, any unexercised Option, only with respect to those installments under Section 5(d) for which Optionee’s right to exercise had accrued, may be exercised by Optionee (or his or her executor or administrator) at any time within three (3) months after the date of termination of employment; provided, that no Option shall be exercisable after the expiration of its term.

(f)  Death or Disability. If the Optionee shall die or become permanently disabled while in the employ of the Bank, any unexercised Option, including any installments under Section 5(d) for which Optionee’s right to exercise had not yet accrued, shall be fully exercisable at any time within twelve (12) months after the Optionee’s death or disability (as the case may be), by the executors or administrators of the Optionee or by any person or persons who shall have acquired the Option directly from the Optionee by bequest or inheritance, or by the Optionee, respectively; provided, that no Option shall be exercisable after the expiration of its term. No Option shall be transferable by the Optionee otherwise than by will or the laws of descent and distribution.

(g)  Recapitalization. Subject to any required action by the shareholders, the number of shares of Common Stock covered by the Plan and by each outstanding Option, and the price per share thereof in each such Option, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock of the Bank resulting from a subdivision or consolidation of shares or the payment of a stock dividend (but only on the Common Stock) or any other increase or decrease in the number of such shares effected without receipt of consideration by the Bank.

Subject to any required action by the shareholders, if the Bank shall be the surviving corporation in any merger or consolidation, each outstanding Option shall pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to the Option would have been entitled. A dissolution or liquidation of the Bank or a merger or consolidation in which the Bank is not the surviving corporation, shall cause each outstanding Option to terminate, provided that each Optionee shall, in such event, have the right immediately prior to such dissolution or liquidation, or merger or consolidation in which the Bank is, not the surviving corporation, to exercise his Option in whole or in part without regard to any installment provisions of Section 5(d) hereof. Notwithstanding the above provisions, an Option will not terminate if assumed by the surviving or acquiring corporation, or its parent, upon a merger or consolidation under circumstances which are not deemed a modification of the Option within the meaning of Sections 425(a) and,425(h)(3)(A) of the Code, in that the written consent of the grantee.

In the event of a change in the Common Stock of the Bank as presently constituted, which is limited to a change of all of its authorized shares with par value into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Common Stock within the meaning of the Plan.

To the extent that the foregoing adjustments relate to stock or securities of the Bank, such adjustments shall be made by the Committee, whose determination in that respect shall be final, binding and conclusive, provided that each Incentive Stock Option granted pursuant to this Plan shall not be adjusted in a manner that causes the Option to fail to continue to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, without the written consent of the Optionee.

Except as hereinbefore expressly provided in this Section 5(g), the Optionee shall have no rights by reason (i) of any subdivision or consolidation of shares of stock of any class, or (ii) the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class, or (iii) any dissolution, liquidation, merger or consolidation or spin-off of assets or stock of another corporation. Any issue by the Bank of shares of stock of any class, or securities convertible into shares of any class, for consideration shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to the Option.

In the event of a reorganization in which the Bank becomes the wholly-owned subsidiary of a newly-formed bank holding company and the shareholders of the Bank receive an equal number of shares of stock in the holding company, this Plan shall become a stock option plan of the bank holding company applicable to the same number of shares of bank holding company stock and each outstanding Option shall become an option for an equal number of shares of bank holding company stock with the same exercise price.

The grant of an Option pursuant to the Plan shall not affect in any way the right or power of the Bank to make adjustments, reclassifications, reorganizations or changes of its capital or business structure or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or any part of its business or assets.

(h)  Rights as a Shareholder. An Optionee or a transferee of an Option shall have no rights as a shareholder with respect to any shares covered by the Option until the date of the issuance of such shares. No adjustment shall be made for dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights for which the record date is prior to the date such stock is issued, except as provided in Section 5(g) hereof.

(i)  Modification Extension and Renewal of Options. Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify, extend or renew outstanding Options granted under the Plan, or accept the surrender of outstanding Options (to the extent not theretofore exercised). Notwithstanding the foregoing, however, no modification of an Option shall, without the consent of the Optionee, impair any rights or obligations under any Option theretofore granted under the Plan.

(j)  Investment Purpose. Each Option under the Plan shall be granted on the condition that the purchases of stock thereunder shall be for investment purposes and not with a view to resale or distribution, except that in the event the stock subject to such Option is registered under the Securities Act of 1933, as amended, or in the event a resale of such stock without such registration would otherwise be permissible, such condition shall be inoperative if, in the opinion of counsel for the Bank, such condition is not required under the Securities Act of 1933 or any other applicable law, regulation or rule of any governmental agency.

(k)  Other Provisions. The Notice of Grant of Stock Option shall contain such other provisions, including, without limitation, restrictions upon the exercise of the Option or the transfer of the shares received upon an exercise, as the Committee shall deem advisable. Any Notice of Grant of Stock Option for Incentive Stock Options shall contain such limitations and restrictions upon the exercise of the Option as shall be necessary in order that such option will be an “incentive stock option” as defined in Section 422 of the Code or to conform to any change in the law as determined in good faith by the Committee.

6.  Annual Limitation Per Employee.

The aggregate fair market value (determined as of the time the Option is granted under the Plan) of the stock for which any employee may be granted Incentive Stock Options which are first exercisable in any calendar year (under all such plans of the Bank) shall not exceed $100,000. Subject to the adjustment under Section 5(g), no employee shall be granted Options covering more than 50,000 shares during any calendar year.

7.  Permissible Provisions.

In addition to the other powers granted to the Committee under this Plan, the Committee shall have the discretion to include in any Option grant the right of the Optionee to make payment for the exercise of Options by delivery of Common Stock having a fair market value equal to the option price.

8.  Effective Date and Term of Plan; Shareholder Approval.

This Plan shall not become effective until and unless it has been adopted by the Board and approved at a meeting of the Bank’s shareholders by the vote of the holders of at least two-thirds (2/3) of the shares of the Bank’s Common Stock entitled to vote and a copy of the Plan has been filed with the Department of Banking in accordance with the New Jersey Banking Act of 1948, as amended. The effective date of the Plan shall be the date of shareholder approval of the Plan, and the Plan shall have a term of nine (9) years from the effective date.

9.  Indemnification of Committee.

In addition to such other rights of indemnification as they may have as Directors or as members of the Committee, the members of the Committee and the Board shall be indemnified by the Bank against the reasonable expenses, including attorneys’ fees actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Option granted thereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Bank) or paid by them in satisfaction of a judgment in any such action, suit or proceeding except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such Board or Committee member is liable for negligence or misconduct in the performance of his duties; provided that within sixty (60) days after institution of any such action suit or proceeding the Board or Committee member shall in writing offer the Bank the opportunity, at its own expense, to handle and defend the same.

10.  Amendment of the Plan.

The Board of the Bank may, insofar as permitted by law, from time to time, with respect to any shares at the time not subject to Options, suspend or discontinue the Plan or revise or amend it in any respect whatsoever except that, without approval of the shareholders, no such revision or amendment shall change the number of shares subject to the Plan, change the designation of the class of employees eligible to receive Options, decrease the price at which Options may be granted, or remove the administration of the Plan from the Committee. Furthermore, the Plan may not, without the approval of the shareholders, be amended in any manner that will cause Incentive Stock Options issued under it to fail to meet the requirements of “incentive stock options” as defined in Section 422 of the Code.

11.  No Obligation to Exercise Option.

The granting of an Option shall impose no obligation upon the Optionee to exercise such Option.

12.  Continued Employment.

The grant of an Option pursuant to the Plan shall not be construed to imply or to constitute evidence of any agreement, express or implied, on the part of the Bank to continue to employ an employee or not to alter the responsibilities, duties or authority of any employee.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.  Indemnification of Directors and Officers.

Indemnification.

The New Jersey Business Corporation Act empowers a corporation to indemnify a corporate agent against his expenses and liabilities incurred in connection with any proceeding (other than a derivative lawsuit) involving the corporate agent by reason of his being or having been a corporate agent if (a) the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and (b) with respect to any criminal proceeding, the corporate agent had no reasonable cause to believe his conduct was unlawful. For purposes of the Act, the term “corporate agent” includes any present or former director, officer, employee or agent of the corporation, and a person serving as a “corporate agent” at the request of the corporation for any other enterprise.

 Section Six of the bylaws of Sterling Banks, Inc. (the “Corporation”) provides that the Corporation shall indemnify to the full extent permitted by law any person made, or threatened to be made, a party to, or a witness or other participant in, any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative by reason of the fact that such person is or was a director, officer, employee or other agent of the corporation or serves or served any other enterprise at the request of the corporation against expenses, judgments, fines, and amounts paid in settlement (including amounts paid pursuant to judgments or settlements in derivative actions), actually and reasonably incurred by such person in connection with such action, suit or proceeding, or any appeal therein.

With respect to any derivative action, the Corporation is empowered to indemnify a corporate agent against his expenses (but not his liabilities) incurred in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if the agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation. However, only the court in which the proceeding was brought can empower a corporation to indemnify a corporate agent against expenses with respect to any claim, issue or matter as to which the agent was adjudged liable for negligence or misconduct.

The Corporation may indemnify a corporate agent in a specific case if a determination is made by any of the following that the applicable standard of conduct was met: (i) the board of directors, acting by a majority vote of a quorum consisting of disinterested directors; or (ii)  in any other manner authorized by law which the Board of Directors shall direct.

A corporate agent is entitled to mandatory indemnification to the extent that the agent is successful on the merits or otherwise in any proceeding, or in defense of any claim, issue or matter in the proceeding. In advance of the final disposition of a proceeding, the corporation may pay an agent’s expenses if the agent agrees to repay the expenses unless it is ultimately determined he is entitled to indemnification.

Exculpation.

  The Sixth Article of the certificate of incorporation of the Corporation provides that directors and officers of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders, except that a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person’s duty of loyalty to the Corporation or its shareholders, (b) not in good faith or involving a knowing violation of law, or (c) resulting in receipt by such persons of an improper personal benefit. The Article further provides that the subsequent repeal or modification of the protections granted in the article will not adversely affect any right or protection of a director or officer of the Corporation existing at the time of repeal or modification.

Item 21.  Exhibits and Financial Statements Schedules.

(a)         List of Exhibits (filed herewith unless otherwise noted)

2.1	Plan of Acquisition (attached as Appendix A to the proxy statement/prospectus)
3.1	Certificate of Incorporation of Sterling Banks, Inc. (attached as Appendix B to the proxy statement/prospectus)
3.2	Bylaws of Sterling Banks, Inc. (attached as Appendix C to the proxy statement/prospectus)
5.1	Opinion of Dilworth Paxson LLP+
8.1	Federal Tax Opinion of Dilworth Paxson LLP+
10.1	1994 Employee Stock Option Plan*
10.2	1998 Employee Stock Option Plan*
10.3	1998 Director Stock Option Plan*
10.4	2003 Employee Stock Option Plan*
10.5	2006 Employee Stock Option Plan (attached as Appendix E to the proxy statement/prospectus)*
10.6	Letter Agreement dated January 15, 1998 between the Bank and R. Scott Horner*
10.7	Letter Agreement dated January 15, 1998 between the Bank and John Herninko*
10.8	Letter Agreement dated April 1, 2002 between the Bank and Theresa S. “Sherri” Valentino Congdon*
10.9	Employment Agreement dated January 25, 2006 between Sterling Bank and Robert H. King*
10.10	Lease dated as of April 3, 1990, as amended, for headquarters facility in Mount Laurel, New Jersey
21.1	Subsidiaries of the Registrant
23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Dilworth Paxson LLP (contained in its opinions filed as Exhibits 5.1 and 8.1)+
24.1	Power of Attorney (as set forth on the signature page)
99.1	Form of Proxy +
* Indicates a management compensation agreement
+ To be filed by amendment

(b) Financial Statement Schedules

All schedules have been omitted as not applicable or not required under the rules of Regulation S-X.

Item 22.  Undertakings.

1. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, hereunto duly authorized, in the State of New Jersey on April 28, 2006.

Sterling Banks, Inc. /s/ Robert H. King Robert H. King President, Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on April 28, 2006 in the capacities indicated. Each person whose signature appears below hereby makes, constitutes and appoints Robert H. King and R. Scott Horner, each with full power to act alone, as his true and lawful attorneys, with full power to sign for each person and in such person’s name and capacity indicated below, and with full power of substitution, any and all amendments to this Registration Statement, hereby ratifying and confirming such person’s signature as it may be signed by said attorney to any and all amendments.

Name	Title	Date
/s/ Robert H. King Robert H. King	President, Chief Executive Officer, and Director	April 28, 2006
/s/ R. Scott Horner R. Scott Horner	Executive Vice President, Chief Financial Officer, and Director	April 28, 2006
/s/ S. David Brant, Esquire S. David Brant, Esquire	Director	April 28, 2006
/s/ Jeffrey Dubrow Jeffrey Dubrow	Director	April 28, 2006
/s/ A. Theodore Eckenhoff A. Theodore Eckenhoff	Director	April 28, 2006
/s/ Benjamin F. Goldman Benjamin F. Goldman	Director	April 28, 2006
/s/ James L. Kaltenbach, M.D. James L. Kaltenbach, M.D.	Director	April 28, 2006

______________________________ Howard E. Needleman	Director	April , 2006
______________________________ Luis Rogers	Director	April , 2006
/s/ Ronald Sandmeyer Ronald Sandmeyer	Director	April 28, 2006
/s/ Jeffrey P. Taylor Jeffrey P. Taylor	Director	April 28, 2006
/s/ James W. Yoh, PhD James W. Yoh, PhD	Director	April 28, 2006

EXHIBIT INDEX

Exhibit Number	Description
2.1	Plan of Acquisition (attached as Appendix A to the proxy statement/prospectus)
3.1	Certificate of Incorporation of Sterling Banks, Inc. (attached as Appendix B to the proxy statement/prospectus)
3.2	Bylaws of Sterling Banks, Inc. (attached as Appendix C to the proxy statement/prospectus)
5.1	Opinion of Dilworth Paxson LLP+
8.1	Federal Tax Opinion of Dilworth Paxson LLP+
10.1	1994 Employee Stock Option Plan*
10.2	1998 Employee Stock Option Plan*
10.3	1998 Director Stock Option Plan*
10.4	2003 Employee Stock Option Plan*
10.5	2006 Employee Stock Option Plan (attached as Appendix E to the proxy statement/prospectus)*
10.6	Letter Agreement dated January 15, 1998 between the Bank and R. Scott Horner*
10.7	Letter Agreement dated January 15, 1998 between the Bank and John Herninko*
10.8	Letter Agreement dated April 1, 2002 between the Bank and Theresa S. “Sherri” Valentino Congdon*
10.9	Employment Agreement dated January 25, 2006 between Sterling Bank and Robert H. King*
10.10	Lease dated as of April 3, 1990, as amended, for headquarters facility in Mount Laurel, New Jersey
21.1	Subsidiaries of the Registrant
23.1	Consent of McGladrey & Pullen, LLP
23.2	Consent of Dilworth Paxson LLP (contained in its opinions filed as Exhibits 5.1 and 8.1)+
24.1	Power of Attorney (as set forth on the signature page)
99.1	Form of Proxy +
* Indicates a management compensation agreement
+ To be filed by amendment